Notice of 2025 Annual General Meeting of Shareholders and Information Circular

https://meetings.lumiconnect.com/400-353-809-720

ROGERS

Who We Are

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Purpose	Ambition	Values

Connect Canadians to the best communications and entertainment experiences in the world	Be number one in our core businesses	Do our best for Canadians with honesty, integrity and transparency

For further information about the Rogers group of companies, please visit rogers.com or investors.rogers.com. Information on or connected to this and any other websites referenced in this document does not constitute part of this document.

Please Register for Electronic Delivery of Shareholder Materials

In our continuing effort to reduce environmental impacts and printing and postage costs, Rogers Communications Inc. has adopted the “notice-and-access” provisions of the Canadian securities regulations. Under notice-and-access, Canadian companies may post electronic versions of shareholder meeting-related materials, such as information circulars and annual financial statements, on a website for investor access, with notice of the meeting and availability of the materials provided by letter. Physical copies of such materials are still made available if specifically requested. Shareholders who have already signed up for electronic delivery of meeting materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, please refer to the instructions below.

Beneficial Shareholders – If you hold your Rogers shares in a brokerage account or with another financial intermediary, such as a bank or trust company, register for electronic delivery at InvestorDelivery.com (provided your institution participates in the Electronic Delivery program) using your personalized Enrolment Number, which can be found on the right-hand side of the mailing sheet or your voting instruction form.

Registered Shareholders – If your Rogers shares are registered directly in your name with our transfer agent, TSX Trust Company, please register for electronic delivery at tsxtrust.com/edelivery using your personalized Holder Account Number, which can be found on either the separate election form or your proxy form.

Edward S. Rogers Executive Chair of the Board Tony Staffieri President and Chief Executive Officer	Letter to Shareholders

Dear Shareholders,

You are invited to attend Rogers Communications Inc.’s Annual General Meeting of Shareholders, which will be held at 11:00 a.m. (Eastern Time) on Wednesday, April 23, 2025 as an in-person and online (hybrid) meeting at 333 Bloor Street East, Toronto, Ontario and via webcast. We and our colleagues on the Board of Directors and executive team look forward to seeing you as we present our views on our 2024 achievements and outline our plans for the future.

This Information Circular contains important information about the Annual General Meeting of Shareholders and the business to be conducted, voting, the individuals nominated to serve as directors, our corporate governance practices, and how we compensate our executive officers and directors. If you are a holder of Class A Voting Shares, please use the proxy or voting instruction form provided to you to submit your vote prior to the meeting.

In addition to the in-person component, the meeting will be available online via webcast at https://meetings.lumiconnect.com/400-353-809-720. A rebroadcast of the meeting webcast will be available at the Investor Relations section of our website at investors.rogers.com after the meeting.

We hope you can join us in person or online on April 23, 2025.

Sincerely,

	Edward S. Rogers Executive Chair of the Board	Tony Staffieri President and Chief Executive Officer

1

Where To Find It

2	2025 MANAGEMENT INFORMATION CIRCULAR

Information Circular Summary

The following summary highlights important information contained elsewhere in this Information Circular. Since it does not contain all the information you should consider before voting your shares, please read the entire circular carefully before voting.

Our Director Nominees (see pages 18 – 32)

Name and Region Independent ✔	Principal Occupation	Age	Director Since	Committee(s)

Michael J. Cooper ✔ Toronto, Ontario, Canada	President and Chief Responsible Officer of Dream Unlimited Corp.	64	2021	• Pension

Trevor English ✔ Calgary, Alberta, Canada	Chief Investment Officer of the Shaw Family Group	50	2023	• Audit and Risk • ESG • Pension

Ivan Fecan ✔ Vancouver, British Columbia, Canada	Canadian media executive and producer	71	2021	• Audit and Risk • Human Resources (Chair) • Corporate Governance

Robert J. Gemmell ✔ Oakville, Ontario, Canada	Lead Director of RCI	68	2017	• Audit and Risk (Chair) • Corporate Governance (Chair) • Executive • Finance • Nominating

Jan L. Innes ✔ Toronto, Ontario, Canada	Company Director	68	2021	• ESG (Chair) • Human Resources • Nominating • Pension (Chair)

Diane A. Kazarian ✔ Toronto, Ontario, Canada	Company Director	63	2024	• Audit and Risk • Human Resources

Dr. Mohamed Lachemi ✔ Mississauga, Ontario, Canada	President and Vice-Chancellor of Toronto Metropolitan University	63	2022	• Corporate Governance • Pension

David A. Robinson ✔ Toronto, Ontario, Canada	Company Director	59	2022	• Human Resources • Executive • Nominating

Edward S. Rogers Toronto, Ontario, Canada	Executive Chair of the Board of RCI	55	1997	• Executive (Chair) • Finance (Chair) • Nominating (Chair)

Lisa A. Rogers Victoria, British Columbia, Canada	Founder and President and CEO of The Annual Foundation	57	2023	• ESG

Bradley S. Shaw Calgary, Alberta, Canada	Chair of the Shaw Family Living Trust	61	2023	• Finance

Wayne Sparrow ✔ Vancouver, British Columbia, Canada	Elected chief of Musqueam Indian Band	60	2024	• ESG

Tony Staffieri Toronto, Ontario, Canada	President and Chief Executive Officer of RCI	60	2022

John H. Tory ✔ Toronto, Ontario, Canada	Company Director	70	2024	• Finance • Corporate Governance

3

INFORMATION CIRCULAR SUMMARY

Board Committee Overview

Audit and Risk

The Audit and Risk Committee is responsible for:

•  overseeing reliable, accurate and clear policies and practices for the preparation of financial reports to shareholders

•  overseeing the design, implementation and review of internal controls

•  recommending to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditors’ work

•  meeting the Company’s external and internal auditors and evaluating the effectiveness and independence of each

•  overseeing the establishment and maintenance of processes and controls that ensure the Company complies with applicable laws and regulations relating to financial reporting and risk management

•  reviewing the annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures

•  reviewing the Company’s business continuity and disaster recovery plans

•  receiving reports on, and approving, if appropriate, transactions with related parties

Corporate Governance

The Corporate Governance Committee is responsible for:

•  reviewing and making recommendations regarding the Board’s approach to director independence

•  developing and, where appropriate, recommending to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the Company

•  reviewing and recommending the compensation of the directors of the Company

•  satisfying itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy

•  facilitating the evaluation of the Board, the committees of the Board and any leadership positions of the Board

ESG

The ESG Committee is responsible for reviewing, reporting and providing guidance to the Board or committees of the Board on certain matters, including:

•  the Company’s environmental sustainability and social responsibility policies, strategies and programs, and governance thereof (ESG) including, without limitation, the Company’s community giving and philanthropic programs

•  management’s overview of social and environmental trends and emerging issues in the ESG field, risks and opportunities that may affect the Company’s business strategy and performance

•  actions the Company can take to be a responsible corporate citizen and the communication of the Company’s culture and values

•  the Company’s relationships with its customers, employees, investors and communities it serves regarding significant ESG matters and on strategies that affect and enhance the Company’s reputation

•  the Company’s ESG performance to assess the effectiveness of the ESG policies, strategies and programs including, without limitation, the Company’s community giving and philanthropic programs

•  review and approval of the Company’s periodic ESG report and other ESG-related reports as well as the Company’s ESG metrics and benchmarks

•  the effectiveness of the prior year’s ESG initiatives

•  the annual budget in connection with the Company’s ESG initiatives

Executive

The Executive Committee is responsible for:

•  approving the final terms of transactions previously approved by the Board

•  monitoring the implementation of policy initiatives adopted by the Board

4	2025 MANAGEMENT INFORMATION CIRCULAR

INFORMATION CIRCULAR SUMMARY

Finance

The Finance Committee is responsible for reviewing and reporting to the Board or a committee of the Board on certain matters, including:

•  financings (including share issuances)

•  commitments (actual or contingent) in the ordinary course of business of either more than $200 million per year in the aggregate by one or a series of transactions, or alternatively when the cumulative value for all years is more than $500 million in the aggregate and in either case are not cancellable by Rogers for convenience without penalty of more than $200 million

•  commitments (actual or contingent) outside of the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions

•  alliance, branding, licence, partnership and joint venture arrangements involving more than $50 million

•  granting or assuming rights of first negotiation, first offer or first refusal involving Company property or assets exceeding $50 million

•  granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

•  considering candidates for appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable

Human Resources

The Human Resources Committee is responsible for:

•  reviewing, recommending for Board approval and where applicable, approving, executive compensation and severance policies

•  reviewing the Company’s compensation, benefit, and wealth accumulation programs (design and competitiveness)

•  reviewing the Company’s senior executives’ management development and succession planning

•  setting performance objectives for the CEO and, in its discretion, any Executive Chair of the Board, which encourage the Company’s long-term financial success and regularly measuring performance against these objectives

•  reviewing and recommending for approval by the Board, competitive compensation that meets the Company’s hiring, retention, and performance objectives, as recommended, for any Executive Chair and for the CEO

•  reviewing and approving, competitive compensation that meets the Company’s hiring, retention, and performance objectives, as recommended, for the following positions:

i.   all officers reporting to the CEO and certain other senior officers; and

ii.  family members of the above employees and Board directors employed by the Company (excluding any Executive Chair and the CEO) and its affiliates, unless it is in line with Rogers’ standard compensation practices

•  producing a report on executive compensation for the benefit of shareholders, which is published in the Company’s annual proxy circular, and reviewing, as appropriate, any other material public disclosures concerning executive compensation

Nominating

The Nominating Committee is responsible for:

•  reviewing, considering and/or initiating proposals for nomination of directors to the Board and the boards of directors of the Company’s wholly owned subsidiaries

•  interviewing all shortlisted candidates

•  assessing incumbent directors for re-nomination to the Board

•  establishing criteria for and recommending prospective members for the Board and the boards of the Company’s affiliates

Pension

The Pension Committee is responsible for:

•  assisting the Company and its affiliates in the administration of the registered pension plans and related trust funds and other funding arrangements sponsored by the Company and its affiliates (Plans)

•  overseeing the funding, administration, communication and investment management of the Plans and selecting and monitoring the performance of all third parties performing duties in respect of the Plans

•  to the extent acting as plan administrator of any registered pension Plans, acting honestly, in good faith, and in the best interests of Plan members and beneficiaries

5

Notice of Annual General Meeting of Shareholders and Availability of Investor Materials

We invite you to the Rogers Communications Inc. Annual General Meeting of Shareholders (the meeting).

When Wednesday, April 23, 2025 11:00 a.m. (Eastern Time)	Where 333 Bloor Street East, Toronto, Ontario and online at https://meetings.lumiconnect.com/ 400-353-809-720

Business of the Annual General Meeting of Shareholders:

1.	receiving the consolidated financial statements for the year ended December 31, 2024, including the external auditors’ report;

2.	electing 14 directors to our Board of Directors (see “Election of Directors” in the Information Circular);

3.	appointing the external auditors (see “Appointment of Auditors” in the Information Circular); and

4.	considering any other business that may properly come before the meeting.

You Have the Right to Vote

You are entitled to notice of, to attend, and to vote at the meeting if you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 3, 2025 (subject to the voting restrictions described in the Information Circular). Specific voting instructions are included on the proxy form included with this Notice, which you have received if you are a registered holder of Class A Shares, or the voting instruction form included with this Notice, which you have received if you are a beneficial holder of Class A Shares. If you are a registered holder of Class A Shares or a duly appointed and registered proxyholder and wish to vote at the meeting, please attend the meeting in-person or online.

If you were a registered holder of Class B Non-Voting Shares at the close of business in Toronto, Ontario on March 3, 2025, you are entitled to notice of and to attend the meeting and ask questions, but not to vote at the meeting.

6	2025 MANAGEMENT INFORMATION CIRCULAR

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND AVAILABILITY OF INVESTOR MATERIALS

Notice-and-Access

Rogers is using the “notice-and-access” provisions of Canadian securities rules under National Instrument 54-101 — “Communication with Beneficial Owners of Securities of a Reporting Issuer” (NI 54-101) and National Instrument 51-102 — “Continuous Disclosure Obligations” (NI 51-102) for distribution of the meeting materials to shareholders. Under notice-and-access, Canadian companies are not required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial statements, unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make paper copies of such documents available upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as outlined in this meeting notice, if provided to you, or as instructed on the inside front cover of the Information Circular.

Voting Class A Shares

As a registered holder of Class A Shares you have a number of ways to vote your shares. These are detailed on the proxy form included with this package. Unless you attend and vote at the meeting either in person or online or have duly appointed and registered another person to attend the meeting online on your behalf and vote your shares as proxyholder, we must receive your completed proxy no later than 2:00 p.m. (Eastern Time) on April 22, 2025.

If you are the beneficial owner of Class A Shares, please see “Beneficial Owners (Non-Registered Holders)” in the Information Circular and the voting instruction form included with this package for voting information.

Please note that to allow online attendance and voting at the meeting, a holder of Class A Shares who appoints a proxyholder other than the management appointees named on the proxy form or voting instruction form, MUST ALSO register such proxyholder with our transfer agent TSX Trust Company after submitting their form of proxy or voting instructions, as further described in the Information Circular. Failure to register the proxyholder with our transfer agent will result in the proxyholder (i) not receiving a 13-digit proxyholder control number to attend or vote at the meeting online as a proxyholder, and (ii) only being able to attend the meeting online as a guest.

We also encourage you to review the matters to be voted upon at the meeting as described in the Information Circular at investors.rogers.com before voting.

Website Where Investor Materials are Posted

Electronic copies of investor materials related to this meeting, including the Information Circular and Rogers’ annual report to shareholders, which includes our 2024 audited financial statements, can be reviewed and downloaded from investors.rogers.com or under the Rogers Communications Inc. profile on SEDAR+ at sedarplus.ca or on EDGAR at sec.gov. The electronic copies of investor materials make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND AVAILABILITY OF INVESTOR MATERIALS

Paper Copies of Investor Materials

Should you wish to receive paper copies of certain investor materials, please contact us at investor.relations@rci.rogers.com, at 647.435.6470 or toll free at 1.844.801.4792. If we receive your request prior to 2:00 p.m. (Eastern Time) on April 9, 2025, we will send them, at no charge, within three business days, giving you sufficient time to receive the materials before the meeting and vote your proxy. Following the meeting, the documents will remain available at our website listed above for at least one year.

Admission to the Meeting

Shareholders wishing to attend the meeting in person will be required to produce a proxy form or other proof of share ownership to gain admission.

Shareholders and proxyholders may also participate in the meeting online as described below and in the Information Circular. Shareholders will have an equal opportunity to attend the meeting online regardless of their geographic location. Registered holders of Class A Shares and duly appointed and registered proxyholders will be able to participate in the meeting online by accessing the link above at the time of the meeting, including asking questions and voting by following the instructions provided during the meeting, provided they are connected to the internet and comply with all requirements set out in the Information Circular. Beneficial holders of Class A Shares who have not duly appointed and registered themselves as proxyholder will be able to attend the meeting online and ask questions, but will not be able to vote at the meeting. Registered holders of Class B Non-Voting Shares will be able to attend the meeting online and ask questions.

A rebroadcast of the meeting will also be available following the meeting at investors.rogers.com.

Should you have any questions related to this meeting or notice-and-access, please contact us at investor.relations@rci.rogers.com, at 647.435.6470 or toll free at 1.844.801.4792.

On peut obtenir le texte français de la circulaire d’information en communiquant avec les Relations aux investisseurs, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou par courriel à investor.relations@rci.rogers.com ou encore en téléphonant au 647.435.6470, ou sans frais au 1.844.801.4792.

By order of the Board of Directors,

Marisa Wyse

Corporate Secretary

Toronto, Ontario, Canada

March 6, 2025

8	2025 MANAGEMENT INFORMATION CIRCULAR

Information Circular

Information is as of March 6, 2025 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting the proxy of holders of Class A Voting Shares for use at the Annual General Meeting of Shareholders to be held on April 23, 2025 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail; however, we may solicit proxies by telephone, in writing, or in person by our directors, officers, or designated agents, at nominal cost.

In this document:

•	we, us, our, Rogers, RCI, and the Company refers to Rogers Communications Inc.;

•	you refers to a shareholder of Rogers Communications Inc.; and

•	circular means this information circular.

Notice-and-Access

Rogers is using the “notice-and-access” provisions of Canadian securities rules under National Instrument 54-101 — “Communication with Beneficial Owners of Securities of a Reporting Issuer” (NI 54-101) and National Instrument 51-102 — “Continuous Disclosure Obligations” (NI 51-102) for distribution of the meeting materials to shareholders. Under notice-and-access, Canadian companies are not required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial statements, unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make paper copies of such documents available upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by e-mail. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as instructed on the inside front cover of this circular.

Website Where Investor Materials are Posted

Electronic copies of investor materials related to this meeting, including this circular and Rogers’ annual report to shareholders, which includes our 2024 audited financial statements, can be reviewed and downloaded from investors.rogers.com or under the Rogers Communications Inc. profile on SEDAR+ at sedarplus.ca or on EDGAR at sec.gov. The electronic copies of investor materials make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

Paper Copies of Investor Materials

Should you wish to receive paper copies of certain investor materials, please contact us at investor.relations@rci.rogers.com, at 647.435.6470, or toll free at 1.844.801.4792. If we receive your request prior to 2:00 p.m. (Eastern Time) on April 9, 2025, we will send them, at no charge, within three business days, giving you sufficient time to receive the materials before the meeting and vote your proxy. Following the meeting, the documents will remain available at our website listed above for at least one year.

9

Voting Information

Registered Shareholders

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Company by our Transfer Agent and Registrar, TSX Trust Company.

Who Can Vote?

If you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 3, 2025 (the record date), you will be entitled to attend and vote those Class A Shares at the meeting (in person or online) or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (Class B Non-Voting Shares) on the record date, you will be entitled to attend and ask questions at the meeting (in person or online) or any adjournments or postponements of the meeting, but will not be entitled to vote on any business. Voting is subject to certain restrictions described below. Shareholders wishing to attend the meeting in person will be required to produce a proxy form or other proof of share ownership to gain admission.

Voting By Proxy

If you are entitled to vote Class A Shares, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting, you may still, and are encouraged to, vote on the matters to be considered at the meeting in one of two ways:

1.

You may authorize the management representatives named on the enclosed proxy form to vote your Class A Shares. If you choose this option, there are four ways in which you can give your voting instructions:

Mail

Complete the enclosed proxy form by indicating how you want your shares voted. Sign, date, and return the proxy form in the envelope provided. The address for receiving proxies is Secretary of the Company, Rogers Communications Inc., c/o TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

Telephone (Canada and the United States only)

Call the toll-free number on the enclosed proxy form using a touch-tone telephone and follow the voice instructions. Please have your control number ready to give your voting instructions on the telephone. This number is located on the bottom left of the enclosed proxy form. If your proxy form does not contain a control number, you will not be able to vote by telephone.

Internet

Follow the instructions on the enclosed proxy form in order to give your voting instructions online. Please have your proxy form with you when you are ready to proceed, as it contains the information you will need to give your voting instructions online.

Fax/E-mail

Complete the enclosed proxy form by indicating how you want your shares voted. Sign and date the proxy form. Fax both sides of the completed proxy form to TSX Trust Company at 416.595.9593, or scan both sides and e-mail it to proxyvote@tmx.com.

10	2025 MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

or

2.

You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you must strike out the preprinted names and print that person’s name in the blank space provided on the back of the enclosed proxy form, you may indicate how you want your shares voted and you must return your proxy by mail. To return your proxy by mail you must sign, date, and return the proxy form in the envelope provided. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must participate in the meeting and vote on your behalf in order for your votes to be counted.

For your proxyholder to attend and vote online at the meeting you must also telephone TSX Trust Company at 1.866.751.6315 (within North America) or 416.682.3860 (outside North America), or complete an online form at www.tsxtrust.com/control-number-request, by April 21, 2025 and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth on your proxy and will allow your proxyholder to log in to and vote at the meeting online. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

Unless you or your duly appointed and registered proxyholder intends to attend and vote in person at the meeting or you or your duly appointed and registered proxyholder intends to attend and vote online at the meeting (see “Voting Online at the Meeting” below), please remember that your proxy must be received no later than 2:00 p.m. (Eastern Time) on April 22, 2025.

Your Voting Choices

You may instruct your proxyholder how you want to vote by marking the appropriate box or boxes on the proxy form. Your proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy form are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

•	FOR the election as directors of the proposed nominees shown in this circular

•	FOR the appointment of KPMG LLP as auditors

•	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed, or new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not currently aware of any amendments, variations, or other business.

11

VOTING INFORMATION

Changing Your Mind

You may revoke your proxy form:

•

by delivering a subsequent completed and signed proxy form, to supersede the original proxy vote, with a later date to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Ms. Kareen Zimmer), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 22, 2025, or to the chair or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•

by delivering a written revocation to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Ms. Kareen Zimmer), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 22, 2025, or to the chair or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	by participating in the meeting and voting at the meeting;

•	as our Articles permit; or

•	as otherwise permitted by law.

Voting Online at the Meeting

Registered holders of Class A Shares and their duly appointed and registered proxyholders may vote online at the meeting by completing a ballot online during the meeting, as further described below under “How to Attend the Meeting Online”.

Beneficial Owners (Non-Registered Holders)

Only registered holders of Class A Shares or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company, or trustee, rather than in your name. As noted above, since Rogers is using notice-and-access, we are not mailing paper copies of information circulars and annual financial statements to shareholders unless specifically requested.

We are not sending notices of the meeting or proxy forms directly to non-objecting beneficial owners (NOBOs) as permitted under NI 54-101. Instead, we have distributed copies of the notice of meeting to the intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials, along with a voting instruction form to all non-registered shareholders for whom they hold shares unless they have waived the right to receive them. We do not pay for intermediaries to deliver proxy-related materials to objecting beneficial owners (OBOs).

Generally, non-registered shareholders who have not waived the right to receive meeting materials will receive a voting instruction form from their intermediary, or its agent on behalf of their intermediary, asking for their voting instructions. Non-registered shareholders who receive materials from their intermediary or their agent should complete the voting instruction form and submit it to them as instructed on the voting instruction form. The intermediary or its agent is responsible for tabulating the voting instructions it receives and providing appropriate instructions to our transfer agent, TSX Trust Company.

12	2025 MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

How Does a Non-Registered Holder of Class A Shares Give Voting Instructions?

Your representative may have sent to you the notice of meeting, including a voting instruction form signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

Non-registered holders of Class A Shares who have not duly appointed and registered themselves as proxyholder will not be able to vote at the meeting but will be able to attend the meeting and ask questions. This is because the Company and our transfer agent, TSX Trust Company, do not have a record of the non-registered holders of Class A Shares, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder.

How Does a Non-Registered Holder of Class A Shares Vote in Person at the Meeting?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy form you received from your representative and then follow your representative’s instructions.

How Does a Non-Registered Holder of Class A Shares Vote Online at the Meeting?

If you are a non-registered holder of Class A Shares and wish to attend and vote online at the meeting, you can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form you received from your representative and then follow your representative’s instructions. YOU MUST also telephone TSX Trust Company at 1.866.751.6315 (within North America) or 416.682.3860 (outside North America), or complete an online form at www.tsxtrust.com/control-number-request, by April 21, 2025, and provide TSX Trust Company with the required information so that TSX Trust Company may provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will allow you to log in to and vote at the meeting. Without a 13-digit proxyholder control number you will only be able to log in to the meeting as a guest and will not be able to vote.

Changing Your Mind as a Non-Registered Holder

As a non-registered holder of Class A Shares, you may change your voting instructions or decide to vote at the meeting by giving written notice to your representative. However, your representative may not be able to act unless it receives written notice from you at least seven days before the meeting.

How to Attend the Meeting Online

Rogers is holding the meeting as an in-person and online (hybrid) meeting. Attending the meeting online enables registered holders of Class A Shares and duly appointed and registered proxyholders, including non-registered holders of Class A Shares who have duly appointed and

13

VOTING INFORMATION

registered themselves as proxyholder, to attend the meeting online and ask questions. Registered holders of Class A Shares and duly appointed and registered proxyholders can also vote online at the appropriate times during the meeting.

Guests, including non-registered holders of Class A Shares who have not duly appointed and registered themselves as proxyholder, can log in to the meeting as set out below. Guests can attend the meeting online and ask questions, but are not able to vote.

Log in online at https://meetings.lumiconnect.com/400-353-809-720. We recommend that you log in at least one hour before the meeting starts.

Click “Login” and then enter your 13-digit control number or 13-digit proxyholder control number, as applicable (see below), and Password “rogers2025” (case sensitive).

OR

Click “Guest” and then complete the online form.

Registered shareholders: The control number located on the form of proxy you received is your control number.

Duly appointed and registered proxyholders: TSX Trust Company will provide the proxyholder with a 13-digit proxyholder control number after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above.

If you attend the meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the related procedure.

How Votes are Counted

Class A Shares

Each Class A Share is entitled to 50 votes on a poll.

Restrictions on the Transfer, Voting, Ownership, and Issue of Shares

We have ownership interests in several Canadian entities licensed or authorized to operate under applicable communications laws (the Laws) including the:

•	Telecommunications Act (Canada);

•	Broadcasting Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Corporate Secretary.

The Laws also impose a number of restrictions on changes in effective control of licensees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we, and any Canadian corporation in which we have any interest, are:

•	qualified to hold or obtain any telecommunications, cable television, or broadcasting licence or authorized to operate a similar entity under the Laws; and

14	2025 MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates, or affiliates under the Laws.

If our Board of Directors (the Board) considers that our ability or our subsidiaries’ abilities to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on the transfer, voting, and issuance of our shares.

Outstanding Shares and Main Shareholders

On February 21, 2025, 111,152,011 Class A Shares and 426,892,268 Class B Non-Voting Shares were issued and outstanding. Voting control of RCI is held by the Rogers Control Trust and, as a result, the Rogers Control Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

The trustee of the Rogers Control Trust (the Trustee) is the trust company subsidiary of a Canadian chartered bank and members of the family of the late Ted Rogers are beneficiaries. As at February 21, 2025, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 108,403,398 Class A Shares, representing approximately 97.53% of the outstanding Class A Shares, and 38,938,700 Class B Non-Voting Shares, representing approximately 9.12% of the outstanding Class B Non-Voting Shares.

The Rogers Control Trust holds voting control of RCI for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair has responsibility under the estate arrangements as representative of the controlling shareholder. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies on the election of directors of RCI and to approve, disapprove, or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion, subject to the obligations imposed on the Control Trust Chair under the estate arrangements and the authority of the Advisory Committee as described in more detail below. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers-Hixon is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals who are willing to serve as RCI directors and who are serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies.

The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair to the Finance and Nominating Committees of the Board (with the Control

15

VOTING INFORMATION

Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the Chair or Deputy Chair of the Board, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets, or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Decisions of the Advisory Committee generally require approval by two-thirds of its members and the concurrence of the Trustee. The current members of the Advisory Committee are: Lisa A. Rogers, Edward S. Rogers, Melinda M. Rogers-Hixon, Martha L. Rogers, and David A. Robinson (Rogers family members); Robert G. Reeves and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Jan L. Innes, David P. Miller, and Thomas A. Turner.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair, and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

Restricted Share Disclosure

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Company’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under the Company’s constating documents. If an offer is made to purchase both Class A Shares and Class B Non-Voting Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Further information as to our capital structure is contained in Note 26 to our 2024 Audited Consolidated Financial Statements.

16	2025 MANAGEMENT INFORMATION CIRCULAR

Business of the Meeting

1. Election of Directors

In accordance with our Articles, the Board has set the number of directors to be elected at the meeting at 14. All of the current directors retire at the meeting but are eligible for re-election. Unless their office is vacated in accordance with applicable laws or the Articles, each director elected at the meeting will hold office until the next annual general meeting of the shareholders of the Company or until their successor is elected or appointed.

Holders of Class A Shares vote for individual directors. The Board has adopted a majority voting policy, a copy of which is available on the Company’s website under “Articles & Corporate Governance” at investors.rogers.com.

We do not currently have a mandatory retirement policy for our directors. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the election of the 14 proposed nominees.

Director Diversity Snapshot

At Rogers, we have a winning and inclusive culture that embraces the diversity of our employees and the customers we serve. We recognize that an environment that values diversity of thought, background, skills, and experience is a factor that promotes innovation and performance.

Rogers is committed to gender diversity and a strong representation of women at all levels of the organization, including at the Board level. Rogers seeks to ensure gender diversity is an important consideration when identifying and assessing potential candidates for a position on the Board. The Nominating Committee reviews the Board’s composition and anticipated vacancies with the objectives of this commitment in mind. Although the Board has not adopted strict targets for the representation of women on the Board, the Nominating Committee considers gender diversity in its selection, interview, and assessment of potential director candidates, recognizing the benefits of having a Board representing different perspectives.

10 of 14 Director Nominees are Independent

The charts below provide information relating to the representation, tenure, and age of our 14 nominated directors.

17

BUSINESS OF THE MEETING

The Proposed Nominees

This section provides information on each person nominated by management for election as a director.

Michael J. Cooper Director Since 2021

Top Skills and Experience[1]: CEO/Senior Management, Corporate Social Responsibility, Human Resources, Outside Boards

Age: 64 Toronto, Ontario, Canada Independent

Mr. Cooper is the President and Chief Responsible Officer of Dream Unlimited Corp. and founder of Dream Asset Management Corporation (DAM). He is also the Chair and Chief Executive Officer of Dream Office Real Estate Investment Trust. Mr. Cooper helped found DAM in 1996 and continues to lead the business as President and Chief Responsible Officer. Mr. Cooper was also involved in the formation of Dream Global Real Estate Investment Trust, previously a TSX-listed real estate investment trust, the assets and subsidiaries of which were sold in 2019. Mr. Cooper holds a LL.B from the University of Western Ontario and a M.B.A. from York University.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	9 of 9	100%	Dream Industrial Real Estate

Pension	2 of 2	100%	Investment Trust

Combined Total	11 of 11	100%	(TSX: DIR)

			Dream Unlimited Corp.

			(TSX: DRM)

			Dream Office Real Estate Investment Trust

			(TSX: D)

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	Nil	Nil	5,544	Nil	5,544	Yes	[4]

2025	Nil	Nil	5,768	2,578	8,346	Yes	[4]

Change	–	–	224	2,578	2,802

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,949,518	37,744	108,987,262

Percentage of votes	99.965%	0.035%	100%

18	2025 MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

Trevor English Director Since 2023

Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Telecommunications/Media, Government/Regulatory Affairs

Age: 50 Calgary, Alberta, Canada Independent

Mr. English has been a director of RCI since April 2023. Mr. English has over 25 years of experience in corporate finance, mergers & acquisitions, investor relations, business development and financial analysis. Mr. English joined the Shaw Family Group in April 2023 and currently holds the position of Chief Investment Officer. He also serves on the board of directors of Auctus Property Fund GP. Mr. English served as Executive Vice President, Chief Financial & Corporate Development Officer of Shaw Communications Inc. (Shaw) from May 2018 until prior to Shaw’s acquisition by Rogers in April 2023. Previously, Mr. English served as Shaw’s Executive Vice President, Chief Strategy and Business Development Officer from March 2016 to May 2018. Prior to joining Shaw in 2004, he worked for CIBC World Markets Inc. in Canada and the United Kingdom, commencing in 1997. Mr. English holds a B.Comm from the University of Calgary and a Chartered Financial Analyst designation.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	9 of 9	100%	Nil

Audit and Risk	5 of 5	100%

ESG	4 of 4	100%

Pension	2 of 2	100%

Combined Total	20 of 20	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	Nil	4,877	3,493	Nil	8,370	Yes	[4]

2025	Nil	4,877	4,217	4,753	13,847	Yes

Change	–	–	724	4,753	5,477

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,944,294	42,968	108,987,262

Percentage of votes	99.961%	0.039%	100%

19

BUSINESS OF THE MEETING

Ivan Fecan Director Since 2021

Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Human Resources, Telecommunications/Media

Age: 71 Vancouver, British Columbia, Canada Independent

Mr. Fecan is a Canadian media executive and producer. He was the President and CEO of Baton Broadcasting and its successors, CTV Inc. and CTVglobemedia, from 1996 to 2011. Previously, he was VP of English TV at the CBC, VP of Creative Affairs at NBC, News Director at Citytv, and a CBC Radio Producer. Most recently he was the Executive Chair of Thunderbird Entertainment Group Inc. Mr. Fecan serves on the boards of the University Health Network Foundation, the Council for Canadian American Relations, and is a Trustee Emeritus at the Art Gallery of Ontario. Mr. Fecan holds a B.A. from York University, and has two Honorary Doctorates.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	9 of 9	100%	Nil

Audit and Risk	5 of 5	100%

Corporate Governance	5 of 5	100%

Human Resources	5 of 5	100%

Combined Total	24 of 24	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	1,000	10,000	11,214	Nil	22,214	Yes

2025	1,000	10,000	12,365	5,129	28,494	Yes

Change	–	–	1,151	5,129	6,280

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,971,976	15,286	108,987,262

Percentage of votes	99.986%	0.014%	100%

20	2025 MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

Robert J. Gemmell Director Since 2017

Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Human Resources, Outside Boards

Age: 68 Oakville, Ontario, Canada Independent

Mr. Gemmell was appointed Lead Director of the Company in November 2021. Now retired, Mr. Gemmell spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School, and a M.B.A. from the Schulich School of Business.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	9 of 9	100%	Nil

Audit and Risk	5 of 5	100%

Corporate Governance	5 of 5	100%

Executive[6]	– –	–

Finance	5 of 5	100%

Nominating	2 of 2	100%

Combined Total	26 of 26	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	Nil	15,000	34,506	Nil	49,506	Yes

2025	Nil	35,000	36,879	6,059	77,938	Yes

Change	–	20,000	2,373	6,059	28,432

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,965,080	22,182	108,987,262

Percentage of votes	99.980%	0.020%	100%

21

BUSINESS OF THE MEETING

Jan L. Innes Director Since 2021

Top Skills and Experience[1]: CEO/Senior Management, Corporate Social Responsibility, Government/Regulatory Affairs, Outside Boards

Age: 68 Toronto, Ontario, Canada Independent

Ms. Innes is a board director and public affairs specialist. Ms. Innes spent most of her career at Rogers Communications. She joined Rogers in 1995 as Vice President, Communications, and in 2011 became Vice President, Government Relations. Ms. Innes retired from Rogers in 2015. Prior to joining Rogers, Ms. Innes was Vice President of Public Affairs at Unitel Communications Inc. Previously, Ms. Innes held senior political staff positions at both Queen’s Park in Toronto and Parliament Hill in Ottawa. Ms. Innes is the Chair of the Board of Directors of the Rogers Group of Funds. Ms. Innes holds a B.A. (Honours) from the University of Toronto and in 2014, she completed the Directors Education Program at the Rotman School of Management, receiving the ICD.D designation.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	9 of 9	100%	Nil

ESG	4 of 4	100%

Human Resources	5 of 5	100%

Nominating	2 of 2	100%

Pension	2 of 2	100%

Combined Total	22 of 22	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	Nil	969	7,089	Nil	8,058	Yes	[4]

2025	Nil	969	7,376	2,578	10,923	Yes	[4]

Change	–	–	287	2,578	2,865

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,973,231	14,031	108,987,262

Percentage of votes	99.987%	0.013%	100%

22	2025 MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

Diane A. Kazarian FCPA, CPA Director Since 2024

Top Skills and Experience[1]: CEO/Senior Management, Human Resources, Outside Boards, Professional Services

Age: 63 Toronto, Ontario, Canada Independent

Ms. Kazarian was previously the first female Managing Partner of the Greater Toronto Area at PwC and a member of PwC’s Leadership Team. Reporting directly to the Chief Executive Officer, Ms. Kazarian led PwC’s largest market in Canada and managed a team of approximately 300 partners and 4,000 individuals. In addition to the public board memberships below, Ms. Kazarian is Chair of the board of St. Joseph’s Health Centre Foundation and sits on the boards of OMERS Administration Corporation, Unity Health Toronto, MaRS Discovery District and Bryant University. Ms. Kazarian holds a BSBA from Bryant University. She is a Fellow Chartered Professional Accountant (FCPA) and a Fellow Chartered Accountant (FCA) in Ontario and a Certified Public Accountant (CPA) in the United States. Ms. Kazarian has received the Certified Director designation (ICD.D) from the Institute of Corporate Directors and the Global Competent Boards ESG designation (GCB.D).

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	5 of 5	100%	Choice Properties REIT

Audit and Risk[5]	2 of 2	100%	(TSX: CHP.UN)

Human Resources[5]	3 of 3	100%	Gibson Energy Inc.

Combined Total	10 of 10	100%	(TSX: GEI)

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	Nil	Nil	Nil	Nil	Nil	n/a

2025	Nil	3,698	–	4,669	8,367	Yes	[4]

Change	–	3,698	–	4,669	8,367

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,984,230	3,032	108,987,262

Percentage of votes	99.997%	0.003%	100%

23

BUSINESS OF THE MEETING

Dr. Mohamed Lachemi Director Since 2022

Top Skills and Experience[1]: CEO/Senior Management, Government/Regulatory Affairs, Public Sector, Technology/IT

Age: 63 Toronto, Ontario, Canada Independent

Dr. Lachemi has been President and Vice-Chancellor of Toronto Metropolitan University since April 2016. Since joining Toronto Metropolitan University in 1998 as professor of civil engineering, Dr. Lachemi has served in progressively senior roles, including Dean of the Faculty of Engineering and Architecture Science, and Provost (COO) and Vice President Academic. Dr. Lachemi is a recipient of the Order of Ontario, a Fellow of the Canadian Society for Civil Engineering and a Fellow of the Canadian Academy of Engineering. Dr. Lachemi also serves as a board member of DMZ Ventures, WUSC (World University Service of Canada) and GTAA (Greater Toronto Airports Authority), and he is a Rogers representative on the Cultural Sponsorship Program board of directors. He is past Chair of the Council of Ontario Universities and COU Holding Association Inc. and was a member of the NRC Council from 2018 to 2021. Dr. Lachemi holds a M.A.Sc. and Ph.D. from the University of Sherbrooke and a B.Sc. in Civil Engineering from the University of Science and Technology of Oran, Algeria.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	9 of 9	100%

Corporate Governance	5 of 5	100%

Pension	2 of 2	100%

Combined Total	16 of 16	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Unites[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	Nil	Nil	5,544	Nil	5,544	Yes	[4]

2025	Nil	Nil	5,768	2,787	8,555	Yes	[4]

Change	–	–	224	2,787	3,011

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,972,455	14,807	108,987,262

Percentage of votes	99.986%	0.014%	100%

24	2025 MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

David A. Robinson Director Since 2022

Top Skills and Experience[1]: CEO/Senior Management, Financial Services, Technology/IT, Telecommunications/Media

Age: 59 Toronto, Ontario, Canada Independent

Mr. Robinson was previously the Chief Commercial Officer of Foghorn Payments Inc., a Canadian payment processing service provider for businesses. Mr. Robinson joined Rogers in 1990 and served in progressively more senior roles over his 30-year career at the Company. From August 2015 to June 2019, Mr. Robinson served as President and Chief Executive Officer of Rogers Bank. As SVP, Financial Services, Rogers Communications from 2014 to 2015, Mr. Robinson provided executive sponsorship of financial services efforts at Rogers, including Rogers Bank, the Today’s Shopping Choice private label credit card program, as well as the Company’s investments in its mobile-payment joint ventures, Enstream and Suretap. As VP Emerging Businesses, Rogers Communications from 2009 to 2014, Mr. Robinson developed the business plan and led the team that applied for Rogers’ banking licence. As VP, Business Implementation, CTO Office, Rogers Communications from 2003 to 2007, Mr. Robinson co-founded the shared network joint venture Inukshuk Wireless Partnership. Mr. Robinson was also one of the earliest leaders in the nascent days of mobile data at Rogers Wireless from 2000 to 2003, including developing the first business plan for monetization of the then-new GPRS-based packet-data network. From 1990 to 2000, Mr. Robinson held various roles at the Company, including VP, Financial Planning and Investor Relations. Mr. Robinson is a member of the Advisory Committee of the Rogers Control Trust[7]. Mr. Robinson holds a B.A. (Honours) from Queen’s University, a M.B.A. from the University of Western Ontario, and in 2021, completed the Directors Education Program at the Rotman School of Management, receiving the ICD.D designation.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	9 of 9	100%	Mobi724 Global Solutions Inc.

Audit and Risk[5]	3 of 3	100%	(TSXV: MOS)

Executive[6]	– –	–

Human Resources	5 of 5	100%

Nominating	2 of 2	100%

Combined Total	19 of 19	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	Nil	1,500	5,544	Nil	7,044	Yes	[4]

2025	Nil	5,934	5,768	2,963	14,665	Yes

Change	–	4,434	224	2,963	7,621

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,957,710	29,552	108,987,262

Percentage of votes	99.973%	0.027%	100%

25

BUSINESS OF THE MEETING

Edward S. Rogers[8] Director Since 1997

Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media

Age: 55 Toronto, Ontario, Canada Non-Independent

Mr. Rogers is the Executive Chair of RCI. Prior to becoming Chair in January 2018, Mr. Rogers was the Deputy Chair of RCI. Mr. Rogers is also Chair of Rogers Bank, Chair of the Toronto Blue Jays, and is on the Board of Directors of Maple Leaf Sports & Entertainment and Cablelabs. He is the Rogers Control Trust Chair[7]. Mr. Rogers served in various management positions at Rogers Communications for over twenty years, including as President & CEO of Rogers Cable Inc. from 2003 to 2009. After graduating from the University of Western Ontario, Mr. Rogers spent three years with Comcast Corporation. Mr. Rogers was a member of the Economic Council of Canada from 2010 to 2013.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	9 of 9	100%	Nil

Executive[6]	– –	–

Finance	5 of 5	100%

Nominating	2 of 2	100%

Combined Total	16 of 16	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Unites[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	6,575	1,806,239	Nil	Nil	1,812,814	Yes

2025	6,575	2,088,661	–	61,252	2,156,488	n/a	*

Change	–	282,422	–	61,252	343,674

*	Mr. Rogers is subject to share ownership requirements in his capacity as an employee of the Company. See “Share Ownership Requirements” under “Compensation Risk Oversight and Governance” below.

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,949,436	37,826	108,987,262

Percentage of votes	99.965%	0.035%	100%

26	2025 MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

Lisa A. Rogers[8] Director Since 2023

Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media

Age: 57 Victoria, British Columbia, Canada Non-Independent

Ms. Rogers has been a director of RCI since April 26, 2023. She is the Founder, President and CEO of The Annual Foundation, a private foundation focused predominantly on supporting smaller Canadian charitable organizations and those located outside of the major Canadian centres. Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust[7]. She has previously served on the Board of Directors for Rogers Broadcasting (now Rogers Media) and worked as a Business Development Analyst for Rogers Cablesystems Limited. Ms. Rogers has a B.A. from the University of Western Ontario, a graduate diploma from The London School of Economics and Political Science, and a M.B.A. from Bayes Business School (City, University of London).

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	9 of 9	100%	Nil

ESG	4 of 4	100%

Combined Total	13 of 13	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	15,000	599,889	1,840	Nil	616,729	Yes

2025	15,000	599,889	1,914	4,637	621,440	Yes

Change	–	–	74	4,637	4,711

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,967,894	19,368	108,987,262

Percentage of votes	99.982%	0.018%	100%

27

BUSINESS OF THE MEETING

Bradley S. Shaw Director Since 2023

Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Outside Boards, Telecommunications/Media

Age: 61 Calgary, Alberta, Canada Non-Independent

Mr. Shaw has been a director of RCI since April 2023. Mr. Shaw served as Chief Executive Officer of Shaw Communications Inc. (Shaw) from November 2010 to April 3, 2023. He was also the Executive Chair of the Board of Shaw and Chair of the Executive Committee from March 2020 to April 3, 2023. Mr. Shaw led the transformation of Shaw from a Western-based cable company to a leading Canadian connectivity company. He was instrumental in building Shaw Direct into one of North America’s leading direct-to-home satellite television providers and he played a key role in the launch of Shaw’s digital home phone service in 2005. Mr. Shaw is Chair of the Shaw Family Living Trust and a director of several private companies. Mr. Shaw is a director of Shaw Family Foundation and managing director of The HOP Foundation, both non-profit organizations. Mr. Shaw sits on the Patrons’ Council of the Alberta Children’s Hospital Foundation.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	9 of 9	100%	Nil

Finance	5 of 5	100%

Combined Total	14 of 14	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	Nil	3,786,823	–	Nil	3,786,823	Yes

2025	Nil	3,786,823	–	–	3,786,823	Yes

Change	–	–	–	–	–

Voting Results of the Annual General Meeting of Shareholders held April 26, 2023:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,957,710	29,552	108,987,262

Percentage of votes	99.973%	0.027%	100%

28	2025 MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

Wayne Sparrow Director Since 2024

Top Skills and Experience[1]: Corporate Social Responsibility, Government/Regulatory Affairs, Outside Boards, Public Sector

Age: 60 Vancouver, British Columbia, Canada Independent

Chief Wayne Sparrow has served as elected chief of Musqueam Indian Band since 2012. Prior to that, Chief Sparrow served as an elected councillor of Musqueam Indian Band, starting in 1995. Chief Sparrow is Chair of Musqueam Capital Corporation (MCC), the economic development arm of Musqueam, and he sits on the Musqueam Fisheries Commission, which he chaired from 2000-2020. During his time as chief, the MST Development Corporation (MSTDC), a business partnership between Musqueam, Squamish and Tsleil-Waututh Nations, has acquired substantial property holdings of over 20 million square feet, including the Jericho Lands and Heather Lands. Chief Sparrow leads Musqueam in signing precedent-setting agreements that renew and strengthen relationships between Musqueam, neighbouring First Nations, governments, industry and other partners. Under Chief Sparrow’s leadership, Musqueam signed a 30-year agreement with the Vancouver International Airport in 2017, and in 2021 it signed a relationship agreement with the Vancouver Fraser Port Authority. These agreements recognize Musqueam’s ongoing stewardship of their lands and waters, and prioritize economic, education and training opportunities for members. In 2022, Chief Sparrow was awarded the Rix Award for Engaged Community Citizenship from the Greater Vancouver Board of Trade for his work advancing economic reconciliation and supporting youth and adult athletic programs.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	6 of 6	100%	Nil

ESG[5]	3 of 3	100%

Combined Total	9 of 9	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	Nil	Nil	Nil	Nil	Nil	n/a

2025	Nil	Nil	Nil	2,578	2,578	Yes	[4]

Change	–	–	–	2,578	2,578

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,979,713	7,549	108,987,262

Percentage of votes	99.993%	0.007%	100%

29

BUSINESS OF THE MEETING

Tony Staffieri Director Since 2022

Top Skills and Experience[1]: CEO/Senior Management, Finance/M&A/Strategy, Technology/IT, Telecommunications/Media

Age: 60 Toronto, Ontario, Canada Non-Independent

Mr. Staffieri has served as President and Chief Executive Officer of Rogers Communications since January 2022. He first joined the Company as Chief Financial Officer in April 2012. Since becoming Chief Executive Officer, he has closed the transformative merger with Shaw, turned around the Company’s performance, and led the industry with innovative firsts. Prior to joining Rogers, he held senior executive positions at Bell Canada and Celestica, and was a Senior Partner at PwC. He serves as Chair of the Board of Governors for Toronto Metropolitan University and is a Board Director at Maple Leaf Sports & Entertainment. He is a Fellow Chartered Professional Accountant and Fellow Chartered Accountant. He holds a B.B.A. from the Schulich School of Business.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	9 of 9	100%	Nil

Combined Total	9 of 9	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	Nil	2,085	133,063	244,112	379,260	n/a	*

2025	Nil	2,752	321,965	63,429	388,146	n/a	*

Change	–	667	188,902	(180,683)	8,886

*	Mr. Staffieri is subject to share ownership requirements in his capacity as an employee of the Company. See “Share Ownership Requirements” under “Compensation Risk Oversight and Governance” below.

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,979,512	7,750	108,987,262

Percentage of votes	99.993%	0.007%	100%

30	2025 MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

John H. Tory K.C., O.Ont Director Since 2024

Top Skills and Experience[1]: CEO/Senior Management, Corporate Social Responsibility, Human Resources, Public Sector

Age: 70 Toronto, Ontario, Canada Independent

Mr. Tory has had a multi-faceted career as a lawyer, chief executive, corporate director, broadcaster and, from 2014 to 2023, he served as Mayor of Toronto. Mr. Tory was previously a director of RCI (2010 to 2014) and the President and Chief Executive Officer of Rogers Cable Inc. (1999 to 2003) and Rogers Media Inc. (1995 to 1999). Prior to that, Mr. Tory was a managing partner of the law firm Torys LLP. Mr. Tory has served as a director of Metro Inc. and Cara Operations, and is a member of the Advisory Committee of the Rogers Control Trust[7]. Mr. Tory was also the founder and Chair of Civic Action, volunteer Chair and Commissioner of the Canadian Football League, Chair of the Toronto United Way campaign and Chair of three campaigns for St. Michael’s Hospital. He is a member of the Toronto International Film Festival Board and the board of the WoodGreen Foundation. Mr. Tory has a B.A. from the University of Toronto and a LL.B from Osgoode Hall Law School. He is a member of the Order of Ontario.

Board/Committee Membership	Attendance 2024		Public Board Memberships (Exchange:Symbol)

Board	6 of 6	100%	Nil

Corporate Governance[5]	n/a	n/a

Finance[5]	3 of 3	100%

Combined Total	9 of 9	100%

Equity Ownership

Year	Class A Shares[2]	Class B Non-Voting Shares[2]	Deferred Share Units[2]	Restricted Share Units[2]	Total Equity Owned[2]	Minimum Shareholding Requirements Satisfied[3]

2024	83,200	176,770	Nil	Nil	259,970	n/a

2025	83,200	176,770	Nil	1,547	261,517	Yes

Change	–	–	–	1,547	1,547

Voting Results of the Annual and Special Meeting of Shareholders held April 24, 2024:

	Voted for	Withheld	Total Voted

Number of Class A Shares voted	108,979,939	7,323	108,987,262

Percentage of votes	99.993%	0.007%	100%

31

BUSINESS OF THE MEETING

[1]	For further information and definitions, see “Board Skills Matrix”.
[2]	2025 holdings were as at February 21, 2025; 2024 holdings were as at February 23, 2024.
[3]

Each non-employee director of the Company is required to own, from the fifth anniversary of their election or appointment to the Board and thereafter until they cease to be a director of the Company, an aggregate of at least 12,000 Class A Shares, Class B Non-Voting Shares, deferred share units, and restricted share units, in any combination. For additional information, see “Share Ownership Requirements”.

[4]	Directors have five years from initial election to the Board to attain the required ownership. For additional information, see “Share Ownership Requirements” under “Director Compensation”.
[5]

Ms. Kazarian was appointed to the Audit and Risk Committee and the Human Resources Committee on May 2, 2024. Chief Sparrow was appointed to the ESG Committee on May 2, 2024. Mr. Tory was appointed to the Finance Committee on May 2, 2024 and to the Corporate Governance Committee on March 6, 2025. Mr. Robinson was an Audit and Risk Committee member until May 2, 2024.

[6]	No Executive Committee meetings were held in 2024.
[7]	Voting control of the Company is held by the Rogers Control Trust. For additional information, see “Outstanding Shares and Main Shareholders”.
[8]

Each of Mr. Rogers and Ms. Rogers are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, see “Outstanding Shares and Main Shareholders”.

Each of the proposed nominees is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

32	2025 MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

Board Skills Matrix

We maintain a skills matrix, based on Primary Industry Background and Functional Experience, in which the directors indicate their background and expertise level in areas we think are relevant to the Board for a company like ours. The table below lists the key competencies each director has indicated they possess. All of the directors also have experience in corporate governance.

Knowledge, Skills and Experience

Primary Industry Background
Financial Services[1]	•			•				•					•
Technology/IT2		•					•	•	•		•		•
Public Sector[3]			•		•		•					•	•	•
Professional Services[4]		•		•		•							•
Retail[5]													•
Telecommunications/Media[6]		•	•		•			•	•	•	•		•	•

Functional Experience
Outside Boards[7]	•	•	•	•	•	•		•	•	•	•	•	•
CEO/Senior Management[8]	•	•	•	•	•	•	•	•	•		•		•	•
Finance/M&A/Strategy[9]	•	•	•	•		•		•	•		•		•
Government/Regulatory Affairs[10]		•	•		•		•					•		•
Human Resources[11]	•		•	•		•		•	•					•
Corporate Social Responsibility[12]	•				•					•		•		•

[1]	Experience with, or understanding of, the financial services sector, with particular knowledge of insurance, asset management, or mutual fund operations.
[2]	Experience with, or understanding of, existing and relevant emerging technologies, including information and telecom technology.
[3]	Experience with, or an understanding of, public sector organizations, including crown corporations or educational institutions.
[4]	Current or past provider of legal, accounting, or other professional services, either in private practice or in-house with a public company or other major organization.
[5]	Experience with, or understanding of, major retail channels.
[6]	Experience with, or understanding of, the telecommunications, media, and/or content industries, including strategic context, market competitors, and business issues facing those industries.
[7]	Current or past director of another public company or a major/operating private company or non-profit organization.
[8]	Current or past CEO, direct report to the CEO, or chair of the board of directors of a public company or other major organization.
[9]

Experience with, or understanding of, investment banking, major corporate transactions, and/or the development and implementation of the strategic direction of a public company or other major organization.

33

BUSINESS OF THE MEETING

[10]	Experience with, or understanding of, government, relevant government agencies, and public policy, federally and/or provincially.
[11]	Experience with, or understanding of, executive compensation, leadership development, talent management/retention, and succession planning.
[12]	Experience with, or understanding of, corporate responsibility practices and the constituents involved in sustainable development practices.

2. Appointment of Auditors

KPMG LLP was re-appointed at our Annual and Special Meeting of Shareholders of the Company on April 24, 2024.

Upon the recommendation of the Audit and Risk Committee and approval by the Board, it is proposed that KPMG LLP be re-appointed as auditors of the Company. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the appointment of KPMG LLP as auditors to act until the next Annual General Meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

		2024		2023
Auditors’ Fees	$	%	$	%

Audit Fees[1]	13,842,168	92.8	13,243,685	94.8

Audit-related Fees[2]	869,910	5.8	597,740	4.3

Tax Fees[3]	211,777	1.4	131,866	0.9

Total	14,923,855	100.0	13,973,291	100.0

[1]

Consists of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, audits and reviews of subsidiaries for statutory or regulatory reporting, and consultations related to accounting matters impacting the consolidated financial statements.

[2]	Consists primarily of pension plan audits, French translation of certain filings with regulatory authorities and other assurance engagements.
[3]	Consists of fees for tax consultation and compliance services, including indirect taxes.

34	2025 MANAGEMENT INFORMATION CIRCULAR

Executive Compensation

Human Resources Committee Letter to Shareholders

On behalf of the Human Resources Committee (Committee) and the Board, this letter and report provides an update on our approach to Executive Compensation, including our achievement for 2024 and related remuneration decisions. The Committee executes “pay-for-performance” compensation to incent and reward the executive team to deliver industry-leading results. In our ongoing commitment to governance, this report includes additional specifics on incentive plans. The current incentive programs are purposely designed to reward both absolute and relative performance that is sustainable over the near and long-term and ultimately align the team to driving shareholder value creation. Further details are provided in the “Compensation Discussion & Analysis” section.

Key Performance Drivers

For 2024, management and the Committee identified key market-leading performance targets in revenue growth and profit underpinned by five key priorities:

Build the biggest and best networks in the country

Deliver easy to use, reliable products and services

Be the first choice for Canadians

Be a strong national company investing in Canada

Be the growth leader in the industry

Relentless focus on these five priorities translated to meaningful outcomes across the country, including:

•

National Presence: Achieved $1 billion synergy target one year ahead of original timeline in the transformative Shaw Transaction, achieving meaningful progress in branding and operational integration between eastern markets and formerly Shaw western markets;

•

Relative Achievement: Consistently outperforming rivals across key value metrics, including achieving industry-leading share of revenue and customer growth, with best-in-class margins, and returning Cable to revenue growth;

•

Innovative Partnerships: Delivered a series of initiatives which individually provided visible innovation proof points and collectively demonstrated leadership including Brand re-launch, 5G wireless connectivity, satellite-to-mobile, Rogers Centre renovation, Taylor Swift concerts, an agreement to purchase Bell’s stake in Maple Leaf Sports & Entertainment, Warner Bros. Discovery & NBC Universal, Xfinity Comcast partnership extension; and,

•

Future Growth: More Canadians are choosing Rogers than any other carrier. We invested the most capex to expand our networks faster than peers, while aggressively investing into our existing Cable networks to enable multi-gigabit speeds. We achieved network quality and reliability industry leadership, with top accolades from independent global testers Opensignal and umlaut: Canada’s most reliable Internet in the past year and Canada’s most reliable 5G network for 6th consecutive year.

35

EXECUTIVE COMPENSATION

Year over Year Growth Rate Ranking* Relative to BCE Inc. and Telus Corporation

Total service revenue	1st

Adjusted EBITDA	1st

Adjusted EBITDA margin	1st

Capital intensity	1st

Free cash flow growth	1st

Mobile phone net additions	1st

Video and Internet net additions	3rd

* Adjusted EBITDA is a total of segments measure. Capital intensity and free cash flow are capital management measures. Adjusted EBITDA margin is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” in our 2024 MD&A for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies.

The decisions outlined in the “Compensation Discussion and Analysis” section reflect these achievements and are designed to both reward for 2024 and to incentivize ongoing performance in 2025 and beyond.

2024 Incentive Awards

•

Our Short-Term Incentive Plan (STIP) tracks performance across key Financial, Customer and Network metrics. Metrics are numerically based and linked directly to external guidance, ensuring clarity of expectations and further aligning internal interests with those of our shareholders. The Committee established a disciplined approach to target setting, reviewed the strong operational and financial results against commitments, assessed performance, and held team members accountable for their results versus industry-leading targets. Relative to competitors, Rogers delivered industry-leading financial and operational performance, finishing 1st on all corporate Short-Term Incentive Plan metrics. While Rogers consistently outperformed through 2024 on a relative basis, wireless market growth fell short of our outlook, mainly due to a slowdown in immigration given government policy changes impacting revenue expectations. Despite these headwinds, service revenue grew at twice the rate of the industry average and the company delivered on EBITDA guidance. The Committee approved an award at 100% achievement for 2024’s STIP payout.

•

Our Long-Term Incentive Plan (LTIP) provides awards of Performance Restricted Share Units (PRSUs). Approved adjusted EBITDA levels were achieved in each of the three years, 2022-2024, resulting in 100% payout of awards made in 2022.

•

The Committee approved a special one-time LTIP award of PRSUs, with the payout based on adjusted EBITDA achievement, for Messrs. Brandt and Wickramasinghe and Ms. Watson. These one-time awards retain executives who demonstrated their value during a difficult year for our sector. Year one payout of the special LTIP award was approved at 100%.

See additional detail provided later in “Compensation Decisions for 2024-2025”.

36	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

CEO Compensation and Performance

Mr. Staffieri’s compensation, benefits and pension were set in alignment with the Company’s executive compensation philosophy, including careful review of market positioning for the role and in consideration of industry-leading 2024 performance. Reflecting the Company’s 2024 results, and his bonus being tied 100% to Company performance, Mr. Staffieri’s bonus was paid out at 100% of target along with a $10,000,000 LTIP award granted by the Committee. The above target LTIP award recognizes Mr. Staffieri’s outstanding contribution to results that dominate our industry. Details can be found in the “Summary Compensation Table”.

Executive Chair Compensation and Performance

The Executive Chair position was established in August 2024, with Edward Rogers’ role as Chair of the Board moving to Executive Chair with no change to the ongoing stewardship and oversight regarding the Company’s long-term strategy and growth.

Mr. Rogers’ compensation consists of base salary, LTIP eligibility, and pension. He does not participate in the Company’s short-term incentive plan and his annual LTI is set in terms of a number of units rather than a percent of base salary or set dollar value in order to best align to the long-term focus of his role. For 2024, Mr. Rogers’ annual base salary was set at $3,000,000 and he was granted an LTIP award of 60,000 Restricted Share Units (RSUs) in September 2024 with a fair market value of $3,294,222 at the time of grant. Details can be found in the “Summary Compensation Table”.

Succession Planning

The Committee discussed various aspects of succession planning for senior executive roles, such as the CEO and other critical senior executive roles, at each meeting. In addition, there were full board reviews of succession planning two times in the year. These reviews included getting to know key talent, creating tangible developmental moves with defined actions and timing, and forming risk mitigation plans to ensure a strong internal pipeline for future growth.

Compensation Programs for 2024

Each year, we review our compensation programs along with our independent consultants, to ensure they are aligned with our priorities and good governance practices while also being consistent with relevant market practices.

2024 STIP Design

•

In consideration of the ongoing Shaw integration, and our focus on “team”, the Committee approved a consistent design with overall program design remaining unchanged (60% weighted on Company performance and 40% weighted on Business Unit / Function & Team performance) and continued to require a minimum adjusted EBITDA achievement to receive payouts.

•	There is clear line of sight between our 2024 STIP targets and external shareholder guidance.

•	Targets remained numerical with clear underpinning measurements.

•

We continue to provide executives with the opportunity to receive 0%, 50% or 100% of their bonus in Deferred Share Units (DSUs). Elections made in December 2024 will apply to STIP payouts settled in March 2026.

37

EXECUTIVE COMPENSATION

Rogers Wealth+ Program

•

In 2024, Rogers announced a new program called Wealth+, which allows for STIP payouts to be converted into RSUs vesting over 3 years. All NEOs except Mr. Rogers, who is not eligible for STIP, elected to receive 100% of their STIP payouts in RSUs.

Shaw Bonus Program

•

As part of our acquisition of Shaw, we provided a two-year special performance-based incentive tied directly to integration metrics that drive long-term value for shareholders. We explained this program in our 2022 circular and the program remained the same in 2023 and 2024. Participants were given the option to receive their award in the form of Performance Stock Options (PSOs) or PRSUs vesting 50% per year over a two-year period. With the successful integration of Shaw, the Committee approved the final year vesting of the Shaw Bonus Program at 100%. There will be no further grants under this program.

2024 Long-Term Incentive Plan (LTIP) Design

•

Since 2022, NEOs have been able to elect to receive their annual LTIP award in the form of a mix of 50% Stock Options (SOs) and 50% PRSUs, or up to 100% in the form of SOs or PRSUs. In 2024, Mr. Staffieri elected to receive 100% of his LTIP award in PRSUs.

•	Continuing with the existing DSU plan, executives can receive 0%, 50% or 100% of their PRSUs in DSUs. Elections made in December 2024 will apply to LTI awards made in March 2026.

Looking Forward to 2025

As part of the Committee’s mandate this year, and with the completed integration of the Shaw Transaction, along with our focus on both internal excellence and industry-leading performance, we updated the design of the Short- and Long-Term Incentive Programs for 2025. We continue to work with our independent consultants to review our compensation practices and ensure that they provide the right incentives to drive shareholder value.

2025 STIP Design and Targets

•

Last year, we committed to reviewing our STIP program design. In 2025, the overall program design for NEOs continues to weigh 60% on Company performance and 40% on Business Unit / Function performance.

•	The Committee adjusted Mr. Staffieri’s 2025 STIP target to 125% of annual base salary to ensure appropriate market positioning of his total compensation.

2025 LTIP Design and Targets

•	In 2025, the PRSU design will change to introduce relative Total Shareholder Return (TSR) when compared to Bell, Telus and Quebecor, alongside our continuing adjusted EBITDA performance metric.

•	In addition, we undertook a market review of our NEO compensation, excluding the Executive Chair, and in 2025, we will increase their LTIP targets.

Independent Risk Assessment

The Committee’s mandate includes a biennial assessment of the impact of both short- and long-term incentive plans on risk-taking to ensure the plans do not incent risk-taking beyond the

38	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

Company’s risk tolerance. Willis Towers Watson, our historical provider, completed their review in December 2024, and consistent with previous reviews, concluded there do not appear to be significant risks arising from the Company’s compensation programs and practices that are likely to have a material adverse effect on the Company. Additional detail can be found in “Compensation Risk Oversight and Governance”.

2025 Priorities

The Committee will continue to review the Company’s executive compensation programs and practices on a regular basis to ensure they remain competitive with the external market, and aligned with the business priorities to deliver long-term sustainable value to you, our shareholders.

Conclusion

We are confident our compensation designs provide for competitive pay opportunities for our executives and the outcomes reflect the alignment of pay and performance. On behalf of the Human Resources Committee and the Board, we invite you to review the following sections, which provide more details on our executive compensation programs and pay outcomes for our top executives in 2024. If interested, shareholders can contact the Committee directly to engage on matters related to executive pay at board.matters@rci.rogers.com.

Edward S. Rogers	Ivan Fecan
Executive Chair of the Board	Chair, Human Resources Committee

39

Compensation

Discussion & Analysis

This Compensation Discussion & Analysis section describes and explains the Company’s compensation philosophy and objectives and the significant elements of compensation for the Company’s Named Executive Officers (NEOs) during the year ended December 31, 2024.

CD&A Table of Contents

Executive Summary	40
Human Resources Committee	41
Independent Compensation Advisor	44
Compensation Risk Oversight and Governance	44

Executive Compensation Philosophy and Objectives	47
Compensation Decisions for 2024-2025	53
Performance Graph	61

Named Executive Officers

Tony Staffieri	Glenn Brandt	Edward S. Rogers[1]	Colette Watson	Mahes Wickramasinghe[2]
President and Chief Executive Officer (CEO)	Chief Financial Officer (CFO)	Executive Chair	President, Rogers Sports & Media	President, Group Operations

[1]	Mr. Rogers was appointed Executive Chair on August 14, 2024.
[2]	Mr. Wickramasinghe was appointed President, Group Operations effective February 12, 2024. Mr. Wickramasinghe previously served as Chief Commercial Officer.

Executive Summary

Financial Performance Highlights

As reported in our fourth quarter 2024 results, Rogers topped $20 billion in annual revenue in 2024 as more Canadians chose Rogers Wireless and Internet than any other carrier in Canada. Through 2024, Rogers:

•	Led all Canadian carriers with combined mobile phone and Internet net additions of 623,000;

•	Delivered, for a third straight year, industry-leading financial and operating performance led by continued disciplined loading and efficiency gains;

•	Reported industry-leading margins in our Wireless and Cable operations;

•	Was awarded Canada’s most reliable 5G network by umlaut for the sixth straight year and most reliable wireless network by Opensignal, both in July 2024; and

•	Had the most watched specialty channel in Canada with Sportsnet.

40	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

h 7%	h 12%	h 104%	h 26%

Total Revenue	Consolidated Adjusted EBITDA	Net Income	Free Cash Flow

Human Resources Committee

All Human Resources Committee members have a solid understanding of policies, principles, and governance related to human resources and executive compensation. They also have the necessary financial acumen to apply to the evaluation of executive compensation programs. They have acquired this knowledge through experience in prior roles, some of which include other senior executive officer positions of large, publicly traded companies, and other directorship roles. For more information on the occupations, skills, experience, and independence of each Human Resources Committee member, please refer to the director profiles contained in the “Business of the Meeting” section of this circular.

Human Resources Committee as at December 31, 2024

Name	Independent
Ivan Fecan (Chair)	Yes
Jan L. Innes	Yes
Diane A. Kazarian	Yes
David A. Robinson	Yes

Human Resources Committee meetings are planned a year in advance. For each meeting, the agenda is designed to ensure the Human Resources Committee is provided with a comprehensive presentation on matters for which the Human Resources Committee has oversight. For further information, please refer to the “Director Orientation and Continuing Education” section of this circular.

Role of the Human Resources Committee

The Human Resources Committee is responsible for assisting the Board in its oversight of the compensation, benefits, succession planning, and talent management programs for the Company’s executives. For more information on the Human Resources Committee’s mandate, please refer to Appendix C to this circular or visit the “Articles & Corporate Governance” section of the Company’s website at investors.rogers.com.

The Human Resources Committee meets periodically throughout the year to review key items according to its mandate and annual work plan. The Executive Chair of the Board and members of both the Board and management, including the CEO, attend the meetings at the invitation of the Chair of the Human Resources Committee. At each meeting, there is an in-camera session without management.

41

EXECUTIVE COMPENSATION

The Human Resources Committee’s decisions about executive compensation policies and practices are made within the context of the Company’s purpose to connect Canadians to the best communications and entertainment experiences in the world, with the ambition to be number one in our core businesses. To this end, the Human Resources Committee’s mandate is to oversee management in the attraction, retention, and succession of talented, diverse, and highly motivated people who will excel in a fast-paced, dynamic environment and who have the responsibility of growing market share, the long-term profitability of the Company, and increasing financial returns to shareholders.

A key focus of the Human Resources Committee’s annual work plan is building talent, deepening bench strength, and ensuring that succession plans are in place for the most critical roles in the Company.

Gender diversity is one of the considerations of potential candidates for senior executive officers reporting to the CEO. As of December 31, 2024, 29% (4 of 14) of the senior executive officer positions were held by women, while 43% were held across all equity deserving groups.

Rogers is committed to gender equality and recognizes the benefits of having a leadership team that is representative of a broad range of perspectives and experiences. In November 2020, the Company rolled out a new five-year Diversity, Equity, Inclusion and Belonging Strategy (DEIB Strategy Plan) that includes a focus on supporting the career growth and development of equity deserving groups (e.g. Women, People of Colour, Indigenous Peoples, Persons with Disabilities, and 2SLBGTQ+). Our plan sets out representation goals in the aggregate and by lines of business for each equity-deserving group.

Annually, the CEO provides a comprehensive update to the Human Resources Committee on the strengths of the overall executive leadership team and areas on which to focus development. This includes a review of talent diversity and the plans in place to both retain and accelerate the development of the Company’s strongest leaders.

42	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

2024 Highlights

The Human Resources Committee met five times in 2024 to review and approve a number of initiatives:

Topic	Highlights
CEO Performance, Priorities, and Compensation	• Reviewed and evaluated CEO priorities for 2024.
• Recommended CEO compensation to the Board inclusive of a STIP target change for 2025.
Talent Management, Succession Planning, and Diversity

•  Continued talent development and action planning for CEO direct reports and other critical executive roles informed by CEO assessment and key insights to ensure a diverse leadership team across Rogers.

• Discussed profile, performance scorecards together with succession plans for all CEO direct reports.
Performance and Compensation of Senior Executive Officers	• Reviewed the alignment of 2024 achievements and resulting funding levels approved for executive and broad-based employee incentive plans based on this achievement.
• Reviewed executive compensation against 2024 peer group and approved a Special PRSU award for CEO direct reports to support market competitiveness with an accompanying LTIP target change for 2025.
Plan Design	• Approved the 2025 STIP design inclusive of performance metrics within the Corporate and Business Unit/Team scorecards.

•  Approved the 2025 LTIP design inclusive of a change to the PRSU design which will include Relative Total Shareholder Return as an additional metric to adjusted EBITDA and establish a payout curve with a maximum payout of 200%.

• Approved a new program called Wealth+, which allows for STIP payouts to be converted into RSUs vesting over 3 years.
• Approved 2025 salary merit budget.
Governance	• Recommended for approval updates to policies and practices on executive compensation to the Board.
• Remained apprised of the regulatory and governance trends related to Executive Compensation.
• Recommended for approval updates to the Human Resources Committee mandate to the Board.
Public Disclosure	• Reviewed and approved the circular in respect of the Company’s 2024 Annual and Special Meeting of Shareholders.

43

EXECUTIVE COMPENSATION

Independent Compensation Advisor

The Human Resources Committee engages an independent advisor that is directly retained by, receives instructions from, and reports to the Human Resources Committee. All work performed by the advisor must be pre-approved by the Human Resources Committee. The advisor’s role is to provide independent advice, analysis, and expertise to assist the Human Resources Committee in evaluating compensation recommendations put forward by management in order to ensure sound decisions are made within an effective governance framework.

While the Human Resources Committee considers the information and recommendations provided by the independent advisor, it ultimately relies upon its own judgment and experience in making compensation decisions.

The Human Resources Committee has engaged Hugessen Consulting Inc. (Hugessen) as its independent advisor since August 2006. Hugessen provides no other services to the Company. In 2024, Hugessen provided review and commentary for compensation recommendations for the CEO’s direct reports, 2025 STIP and LTIP designs, management information circular, and surrounding shareholder engagement.

Executive Compensation-related Fees

Advisor	2024	2023

Hugessen	$225,125	$416,842

Compensation Risk Oversight and Governance

On behalf of the Board, management conducts regular assessments of the Company’s executive compensation plans to evaluate whether there are any compensation-related risks within the plans that are likely to have a material adverse effect on the Company.

What We Do / What We Do Not Do

Rogers’ compensation practices, policies, and designs are aimed at promoting good governance and serving the interests of shareholders. Our compensation programs feature elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. These key policies and practices are highlighted below:

What We Do	What We Do Not Do

✔  Independent Executive Compensation Consultant – Retain an independent executive compensation consultant through the Human Resources Committee.

✔  Independent Directors – Maintain a Human Resources Committee that is composed solely of independent directors.

✘   Allow any director, executive, or employee to hedge or monetize equity awards, ensuring alignment with equity ownership requirements.

✘   Guarantee annual base salary increases or STIP payments.

✘   Offer ‘single-trigger’ change of control rights.

✘   Allow the backdating or repricing of equity.

44	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

What We Do	What We Do Not Do

✔  Insider Trading Policy – Executive officers (including the CEO) are required to pre-clear all trades to protect against insider trading and trading during restricted periods.

✔  Share Ownership Requirements – Impose significant share ownership requirements for all senior executives.

✔  CEO Post-Retirement Hold – Require the CEO to maintain the one times base salary equivalent share ownership position for a period of one year following retirement or resignation from the Company to ensure continued alignment with shareholder interests.

✔  Pay-for-performance – Create a strong pay-for-performance culture by delivering significant at-risk compensation.

✔  Compensation Aligned With Long-Term Shareholder Value – Design incentive plans to motivate achievement of performance relative to business strategy and creation of long-term shareholder value.

✔  Balance between long- and short-term incentives – Align compensation to the risk horizon for each compensation component.

✔  Clawback Policy – Maintain a clawback policy that enables recoupment of the gross amount of all erroneously paid incentive-based executive compensation in the event of an accounting restatement.

✔  Conversion of STIP Payouts to DSUs – Offer all executives the opportunity to convert STIP payouts into DSUs, further aligning executive interests with that of shareholders.

✔  Plan Caps – Align caps with market practices and apply caps to incentive compensation to avoid excessive compensation levels.

✔  Talent Management and Succession Planning – Drive a critical focus on talent management and succession planning, overseen by the Board.

✘   Offer severance in excess of 24 months on termination following a change of control.

✘   Offer compensation exceptions without appropriate Board approval.

✘   Guarantee a minimum level of vesting for our Performance-based equity.

✘   Include stock options in the calculation of share ownership targets.

✘   Overemphasize any single performance metric.

✘   Offer excessive perquisites.

45

EXECUTIVE COMPENSATION

The Human Resources Committee is confident the Company’s compensation structure is balanced and well-governed, and encourages calculated risk-taking that positively impacts the Company. Similar to the assessment conducted by Willis Towers Watson in December 2022, their latest assessment conducted in December 2024 found compensation risk management continued to be strong at Rogers with no significant risks arising from compensation programs and practices that are likely to have a material adverse effect on the Company. The Human Resources Committee will continue to review and introduce changes, as required, to maintain alignment of our programs with the Company’s risk management framework.

Rogers’ compensation governance practices include, among others, the following:

Anti-Hedging Policy

Rogers prohibits its reporting insiders, including its directors and NEOs, from dealing in puts and calls, affecting any short sales, dealing in futures, option transactions, or equity monetization, or engaging in any other hedging transactions relating to the Company’s shares without the prior approval of the Corporate Governance Committee.

Recoupment Policy (Clawback)

In 2023, this policy was revised to comply with the U.S. Securities and Exchange Commission’s new listing standards (Rule 10D-1) for recovery of erroneously awarded compensation.

This policy applies to current and former executives including the CEO, CFO, Controller, and executives in charge of business units or performing a policy-making function. In the event of an accounting restatement due to material non-compliance or error in previously issued financial statements, this policy provides for a clawback of all incentive awards, based wholly or in part upon the attainment of financial measures in the previous three fiscal years. This policy applies to the gross amount of all erroneously awarded incentive-based compensation received on or after October 2, 2023.

Share Ownership Requirements

The share ownership requirements are designed to link the interests of executives to those of our shareholders by encouraging an ownership position in the Company.

NEOs have five years from the date of their appointment to attain and maintain their share ownership requirement. To the extent an executive has not satisfied the share ownership requirements, they are required to receive any annual cash bonus in excess of 100% of target in the form of RSUs or DSUs. RSUs vest no later than June 15 of the third calendar year following the calendar year in which the bonus was earned, while DSUs vest immediately but cannot be redeemed until cessation of employment. For detailed information on the design features and provisions of these long-term incentive vehicles, please see the “Summary of Long-term Incentive Plans” section. The share ownership attainment of individual NEOs is reviewed by the Human Resources Committee on an annual basis. The share ownership requirements for Mr. Wickramasinghe and Ms. Watson are one time (1.0x) base salary effective January 1, 2024. The requirements of individual NEOs in 2024 is detailed below.

46	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

Share Ownership Attainment as at December 31, 2024

	Requirement		Class B Non-Voting Shares (#)	PRSUs (#)	RSUs (#)	DSUs (#)	Total Value of Equity[1] ($)	Ownership Level	Required Attainment Date	Market Value of Equity[2] ($)
NEO	Multiple of Salary	Value ($)

Tony Staffieri	5.0x	7,500,000	3,480	62,713	—	318,331	14,554,530	9.7x	Met	11,859,781

Glenn Brandt	4.0x	2,600,000	2,155	60,490	—	13,817	2,718,653	4.2x	Met	2,042,317

Edward S. Rogers[3]	6.0x	18,000,000	2,084,704	—	60,560	—	95,749,501	31.9x	Met	94,799,238

Colette Watson	1.0X	630,000	1,825	56,427	—	—	1,823,618	2.9x	Met	1,327,418

Mahes Wickramasinghe	1.0X	700,000	3,354	14,158	—	—	2,167,456	3.1x	Met	1,559,189

[1]

Total Value of Equity is determined by adding the greater of the market value or book value of 100% of Class B Non-Voting Shares, RSUs, DSUs, and 50% of unvested PRSUs and PRSU DSUs. The market value is based on the closing price of the Class B Non-Voting Shares on the TSX on December 31, 2024, which was $44.19.

[2]

Market Value of Equity is determined by adding 100% of the market value of Class B Non-Voting Shares, RSUs, DSUs and 50% of unvested PRSUs and unvested PRSU DSU. The market value is based on the closing price of the Class B Non-Voting Shares on the TSX on December 31, 2024, which was $44.19.

[3]

The value of Mr. Rogers’ Class B Non-Voting Shares, other than ESAP holdings, is determined solely based on the closing price of the Class B Non-Voting Shares on the TSX on December 31, 2024, which was $44.19. In addition, Mr. Rogers also holds 6,575 Class A Shares.

Executive Compensation Philosophy and Objectives

Overall Objectives

The Company fosters a pay-for-performance culture by placing strong emphasis on incentive compensation for its executives. The primary objectives of our executive compensation programs are to:

•	attract and motivate talented executives in a competitive environment;

•	reward executives appropriately for exceptional organizational and business unit performance (opportunity for above median total direct compensation for above median performance);

•	align compensation with performance over both the short- and long-term;

•	align management’s interests with those of shareholders through performance conditions in incentive plans and share ownership requirements;

•	retain high-performing executives and encourage their long-term career commitment to the Company through diversity of experience and differentiation of pay; and

•	ensure that our compensation plans align with good governance practices and do not incent risk-taking behaviour beyond the Company’s risk tolerance.

Various performance measures are used in the Company’s STIP and LTIP to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value. Continuing to maintain the Customer and Network measures in the STIP, in addition to strong Financial Performance measures, reflects our commitment to keeping the executive team focused on the importance of creating and maintaining customer loyalty.

47

EXECUTIVE COMPENSATION

Elements of our Compensation Program

	Compensation Form	Description	Objective

SHORT-TERM	Base Salary	• Fixed annual rate of pay • Individual salary tied to competitive market for talent, individual experience, sustained contribution, performance, and potential	• Reward sustained individual contribution
Short-Term Incentive Plan

•  Annual bonus. STIP may be taken in the form of DSUs or in RSUs under the Wealth+ program

•  Target is 100% of base salary for all NEOs; payout can range from 0% to 200% of target based on performance

•  The STIP has an additive design based on Company Performance (60% weighting) and Business Unit/Function Performance (40% weighting); each ranges from 0% to 200% based on actual performance relative to targets

¡  Company Performance based on: Financial Performance (60% weighting), Customer (30% weighting) and Network (10% weighting)

¡  Business Unit/Function Performance based on: business unit financial (60% weighting) and function-specific objectives (40% weighting)

• Reward based on annual Company and Business Unit/Function performance

LONG-TERM	Long-Term Incentive Plan	• Executives may elect to receive annual grant as a mix of 50% SOs and 50% PRSUs or up to 100% SOs or PRSUs. PRSUs may be taken in the form of DSUs.	Reward potential and align pay to shareholder interest and long-term objectives

SOs

•  4-year vesting; 25% per year

•  10-year term

•  Granted in tandem with share appreciation rights (SARs), which entitles option holder upon exercise to:

¡  Acquire one Class B Non-Voting share at the option exercise price, or Surrender an option for a payment equal to the fair market value of a Class B Non-Voting share minus the option exercise price

PRSUs

•  1/3 eligible to vest each year subject to achievement of Adjusted EBITDA performance with final payout after 3 years

•  Track the price of Class B Non-Voting Shares; when dividends are paid, additional PRSUs are credited

•  In 2024, Special PRSUs were granted to CEO direct reports to retain executives who demonstrated their value during a difficult year for our sector. This one-time grant will vest in March of 2025 and 2026 with linear payouts only upon achieving 97% of the set adjusted EBITDA targets for 2024 and 2025 to a maximum payout of 100%. The payout is subject to active employment on the vesting date and will be cancelled if employment is terminated for any reason, including retirement.

48	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

	Compensation Form	Description	Objective

BENEFITS AND PERQUISITES	Benefits

•  NEOs participate in the employee benefits plan, along with other eligible employees, and have the ability to apply for executive disability insurance, which provides additional coverage

•  NEOs participate in the wellness program, including executive medical

•  NEOs receive an executive allowance and are entitled to service discounts in line with those offered to the broader employee population

• Ensure employee well-being with balanced offerings

WEALTH ACCUMULATION PROGRAM	ESAP

•  NEOs participate along with other eligible Rogers employees

•  Employees contribute up to 15% of base salary to an annual maximum of $25,000; contributions of up to 10% receive an employer match

•  The Company matches employee contributions as follows: 25% in the first year of ESAP membership, 33% in the second year of ESAP membership, and 50% in the third and subsequent years of ESAP membership

• Support employee savings for various life events, including retirement
DB & DC Pension Plans

•  NEOs hired and electing to participate prior to July 1, 2016 participate in the DB Pension Plan

•  NEOs hired and/or electing to participate post June 30, 2016 participate in the DC Pension Plan

•  Further details follow in “Pension Benefits”

SERP

•  NEOs hired and electing to participate prior to July 1, 2016 participate in the DB SERP

•  NEOs hired and/or electing to participate post June 30, 2016 participate in the DC SERP

•  DB and DC SERP provide benefits in excess of those provided in the DB or DC pension plans, based on the Income Tax Act (ITA) limits

•  Further details follow in “Pension Benefits”

RRSP, TFSA, & Wealth+

•  NEOs participate along with other eligible Rogers employees

•  Plans offer tax-effective savings vehicles within a group policy

•  In 2024, management introduced the Wealth+ program to allow conversion of 2024 STIP payout to RSUs vesting within 3 years

Philosophy and Positioning

The Human Resources Committee follows the philosophy of generally positioning our target total direct compensation (salary + target short-term incentive awards + target long-term incentive awards) of the NEOs at or above the median of the competitive market. While market assessment is relative to a defined peer group of large publicly traded Canadian companies, the individual’s skills, qualifications, abilities, retention risk, experience, and performance may be considered in determining the appropriate level and mix of pay for a NEO. See “Benchmarking” in “Executive Compensation Philosophy and Objectives” for further details regarding the peer group.

49

EXECUTIVE COMPENSATION

Compensation for an executive may also be set above median to reflect the strategic importance of the role within the Company, market conditions, individual experience, sustained performance in the role, and potential. To determine appropriate pay levels and mix of pay elements, the Company may also review the pay practices of other companies in the telecommunications industry. Specific positioning by compensation element is captured below.

NEO Total Rewards At-A-Glance

	Base Salary	Short-Term Incentive	Long-Term Incentive	Benefits & Perquisites	Wealth Accumulation Program

  Total Cash Compensation    Total Direct Compensation     Total Rewards
Compensation Program Elements:	Annual Salary	Annual Incentive Plan	Stock Options Performance Stock Options Performance Restricted Share Units Deferred Share Units Restricted Share Units	Benefits Plan Well-being Program Executive Allowance Service Discounts

Employee Share Accumulation Plan

Defined Benefit & Defined Contribution Pension Plans

Supplemental Executive Retirement Plan (SERP)

Global Registered Retirement Savings Plan & Tax-Free Savings Account

Wealth+ Program

Positioning:	Positioned at the median on average, between median and top quartile for top talent.

Target awards aligned with median. Actual awards above (or below) median for above (or below) target performance (capped at 2x target). Provide differentiation for top talent who deliver outstanding results.

In general, positioned as part of overall total direct compensation to achieve median at target and higher
			for above target performance. Flexibility to position top talent between median and the top quartile.	Positioned at the median on average.

The key components of the 2024 Total Direct Compensation for the NEOs include base salary, short-term incentive and long-term incentive. The 2024 annual LTIP award for the NEOs, excluding Mr. Rogers, was composed of either a mix of 50% SOs and 50% PRSUs, or up to 100% SOs or PRSUs, as elected by the NEO.

Similar to last year, executives could elect to defer 0%, 50%, or 100% of bonus and/or PRSUs into DSUs. The DSUs are subject to the same vesting schedule and performance conditions as applicable to the corresponding PRSU award. Elections made in December 2024 will be applicable to STIP payouts in March 2026 (in respect of the 2025 STIP performance year) and LTIP awards made in March 2026.

50	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

In 2024, all NEOs except Mr. Staffieri and Mr. Rogers were awarded a Special PRSU award vesting in March 2025 and 2026 with linear payouts only upon achieving 97% of the set adjusted EBITDA targets for 2024 and 2025 to a maximum payout of 100%. The payout is subject to active employment on the vesting date and will be cancelled if employment is terminated for any reason, including retirement. These one-time awards retain executives who demonstrated their value during a difficult year for our sector.

In 2024, through the new Wealth+ program, all NEOs except Mr. Rogers, elected to receive 100% of their STIP payouts in RSUs, which will vest within three years. Mr. Rogers does not participate in the company’s STIP given the long-term focus of his role.

Other key components of the 2024 Total Rewards for the NEOs include benefits and perquisites, as well as participation in the Wealth Accumulation Program (WAP). The WAP for the NEOs includes executive pension plans as well as group savings programs offered broadly to all eligible employees, including the Employee Share Accumulation Plan (ESAP), the Global Registered Retirement Savings Plan (RRSP), and the Tax-Free Savings Account (TFSA).

See “Compensation Decisions for 2024-2025” and “Summary Compensation Table” for more details disclosed on an individual NEO basis.

Benchmarking

We compare our compensation levels to those of a peer group of companies to evaluate our external total rewards competitiveness.

The peer group is regularly reviewed by management based on the approved criteria. Any changes are subject to the Human Resources Committee’s review and approval. To determine appropriate pay levels and mix of pay elements, the Company may also review the pay practices of other companies in the telecommunications industry.

The peer group was reviewed and last updated in late 2023. Assets and EBITDA were additional criteria considered in updating the 2024 peer group as well as a focus on companies where talent competition was most relevant. The market levels of the updated peer group informed policy decisions which were reviewed as part of executive compensation policy updates in 2024 with any recommended salary or incentive updates coming into effect in 2025. See the “Compensation Decisions for 2024-2025” for updates approved by the Human Resources Committee.

Peer Group Determination Criteria

The following criteria were considered in establishing the 2024 peer group:

✔	Canadian headquarters and included in the S&P / TSX 60

✔	Market capitalization 0.5X to 2.0X that of Rogers

✔	Revenue between 0.33X and 3.0X that of Rogers

✔	Additional Criteria:

•	Total Assets

•	EBITDA

•	Companies with relevant talent competition

51

EXECUTIVE COMPENSATION

2024 Peer Group

Telecommunications
• BCE Inc.
• TELUS Corporation
• Quebecor Inc.

Information Technology
• CGI Group Inc.

Consumer Discretionary
• Canadian Tire Corporation, Limited

Financial Services
• Bank of Montreal
• The Bank of Nova Scotia
• CIBC
• National Bank of Canada

Consumer Staples
• Loblaw Companies Limited

Rogers’ positioning against the Peer Group

Revenue
$20.5 B
46th
Market Capitalization
$24 B
19th
Assets
$70 B
53rd
EBITDA
$9.0 B
100th
50th percentile
100th percentile

[1]	Data sourced from S&P Capital IQ and presented in CAD. Market capitalization is as at December 31, 2024. Total revenue, Assets and EBITDA data reflect the most recent fiscal year disclosed.

Target Total Direct Compensation Mix for NEOs

The NEOs’ target total direct compensation is composed of three elements: base salary, short-term incentive, and long-term incentive. The Company’s commitment to pay for performance is reflected in its variable compensation plans (or ‘at-risk’ pay), which are strongly influenced by both the individual’s performance and the Company’s business results. See “Compensation Decisions for 2024-2025” for a view of target total direct compensation mix.

52	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

Compensation Decisions for 2024-2025

Input from Management

The Human Resources Committee engages in active discussions with, and considers recommendations from, the CEO concerning:

•	base salaries, considering internal pay equity among executives and external market competitiveness;

•	participation in the incentive programs and award levels;

•	performance metrics for the incentive plans;

•	performance targets, at the Company and team levels for the coming year, where applicable; and

•	actual achievement of performance against pre-determined targets.

The Company’s Chief Human Resources Officer is involved in the compensation-setting process through the preparation of information for the Human Resources Committee, which includes the recommendations of the CEO. The Human Resources Committee may also seek input from its independent compensation advisor, as determined by the Chair.

Annual Compensation Review

Salaries, STIP targets, and LTIP targets for the roles reporting directly to the CEO are reviewed annually by the Human Resources Committee, with input from the CEO. Any compensation changes recommended by the CEO are approved by the Human Resources Committee. The CEO and Executive Chair’s compensation changes are recommended by the Human Resources Committee and approved by the Board.

The following tables set out 2024 total target direct compensation pay mix together with 2024 actual compensation and any changes for 2025, for each NEO.

53

EXECUTIVE COMPENSATION

Tony Staffieri President and Chief Executive Officer

Mr. Staffieri has served as President and Chief Executive Officer of Rogers Communications since January 2022. He first joined the Company as Chief Financial Officer in April 2012. Since becoming Chief Executive Officer, he has closed the transformative merger with Shaw, turned around the Company’s performance, and led the industry with innovative firsts. Prior to joining Rogers, he held senior executive positions at Bell Canada and Celestica, and was a Senior Partner at PwC. He serves as Chair of the Board of Governors for Toronto Metropolitan University and is a Board Director at Maple Leaf Sports & Entertainment. He is a Fellow Chartered Professional Accountant and Fellow Chartered Accountant. He holds a B.B.A. from the Schulich School of Business.

2024 – 2025 Target Compensation
	2024 Target	2024 Actual[1,2]	2025 Target[3]
Salary	$1,500,000	$1,480,769	$1,500,000
At-Risk Compensation
STIP %	100%	100%	125%
	$$1,500,000	$1,480,769	$1,875,000
LTIP %	500%	675%	500%
	$$7,500,000	$10,000,000	$7,500,000
Total At-Risk Compensation	$9,000,000	$11,480,769	$9,375,000
Total Compensation	$10,500,000	$12,961,539	$10,875,000

1  Similar to the previous year, Mr. Staffieri’s STIP Award is weighted 100% on corporate performance (all of Rogers), which in 2024 was fully achieved. For a description of these metrics, see the “2024 STIP Awards” section. Mr. Staffieri elected to convert 100% of his 2024 STIP to RSUs under the Wealth+ program.

2  Mr. Staffieri elected to receive 100% of his 2024 annual LTIP award in the form of DSUs which are subject to same vesting schedule and performance conditions as applicable to the 2024 PRSU award.

3  Effective March 3, 2025, Mr. Staffieri’s STIP target is 125% of base salary to ensure appropriate market positioning of his total compensation based on a market review conducted against the peer group updated in late 2023.

54	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

Glenn Brandt Chief Financial Officer

Glenn Brandt was appointed Chief Financial Officer of Rogers in January 2022. He is a trusted advisor with over 35 years of experience in financial management, including extensive experience across corporate finance, raising capital, and working with credit rating agencies.

Mr. Brandt has been with Rogers for over 30 years, most recently as Senior Vice President, Corporate Finance where he led Procurement, Supply Chain, Tax, Treasury, and pension investing initiatives. Prior, he served as Vice President, Treasurer and led Investor Relations and Corporate Development for the company. Mr. Brandt has been part of the Rogers Treasury group since joining Rogers and during this time, Rogers’ public debt issues have aggregated approximately $50 billion in Canada and the United States. Before joining Rogers, he worked at The Toronto-Dominion Bank in Corporate, Investment, and Commercial Banking.

2024 – 2025 Target Compensation
	2024 Target	2024 Actual[1,2],3	2025 Target[4]
Salary	$650,000	$650,000	$650,000
At-Risk Compensation
STIP %	100%	102%	100%
	$$650,000	$663,000	$650,000
LTIP %	250%	431%	300%
	$$1,625,000	$2,800,000	$1,950,000
Total At-Risk Compensation	$2,275,000	$3,463,000	$2,600,000
Total Compensation	$2,925,000	$4,113,000	$3,250,000

1  Mr. Brandt’s Business Unit/Function & Team performance (40% weighting) was based on Finance, which in 2024 fully delivered against Corporate financial and operating expense objectives. For a description of Corporate performance (60% weighting) including metrics and achievement, see “2024 STIP Awards”. Mr. Brandt converted 100% of his 2024 STIP to RSUs under the Wealth+ program.

2  In addition to the annual LTIP award, Mr. Brandt received a Special PRSU award of $1 million in March 2024 to retain executives who demonstrated their value during the difficult year for our sector.

3  Mr. Brandt elected to receive 50% of his 2024 annual LTIP award in the form of SOs and 50% in the form of PRSUs.

4  Effective January 1, 2025, Mr. Brandt’s LTIP target is 300% of base salary to ensure appropriate market positioning of his total compensation based on a market review conducted against the peer group updated in late 2023.

55

EXECUTIVE COMPENSATION

Edward S. Rogers Executive Chair

Mr. Rogers is the Executive Chair of RCI. Prior to becoming Chair in January 2018, Mr. Rogers was the Deputy Chair of RCI. Mr. Rogers is also Chair of Rogers Bank, Chair of the Toronto Blue Jays, and is on the Board of Directors of Maple Leaf Sports & Entertainment and Cablelabs. He is the Rogers Control Trust Chair. Mr. Rogers served in various management positions at Rogers Communications for over twenty years, including as President & CEO of Rogers Cable Inc. from 2003 to 2009. After graduating from the University of Western Ontario, Mr. Rogers spent three years with Comcast Corporation. Mr. Rogers was a member of the Economic Council of Canada from 2010 to 2013.

2024 – 2025 Target Compensation
	2024 Target[1]	2024 Actual[2],3	2025 Target
Salary	$3,000,000	$1,073,077	$3,000,000
At-Risk Compensation
STIP %	—	—	—
	$—	—	—
LTIP %	88%	307%	88%
	$$2,651,400	$3,294,222	$2,651,400
Total At-Risk Compensation	$2,651,400	$3,294,222	$2,651,400
Total Compensation	$5,651,400	$4,367,299	$5,651,400

1  Mr. Rogers was appointed Executive Chair on August 14, 2024. In addition to base salary, Mr. Rogers is eligible for a fixed number of RSUs set at a target of 60,000. The target value of LTIP is calculated using the closing share price of $44.19 as at Dec 31, 2024.

2  Mr. Rogers’ 2024 salary is prorated for the period August 14 to December 31, 2024. For details on compensation earned for the period January 1 to August 13, 2024, see the “Director Summary Compensation Table”.

3  On September 1, 2024, Mr. Rogers received his 2024 annual LTIP award of 60,000 RSUs at a share price of $54.9037.

56	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

Colette Watson President, Rogers Sports & Media

Colette Watson was appointed President of Rogers Sports & Media in January 2022 and is responsible for the company’s $2 billion business across a variety of sports and media properties. This includes conventional and specialty TV channels such as Sportsnet, Citytv, FX, Bravo, OMNI Television, HGTV, Food Network, and Discovery, more than 50 radio stations, over 60 community TV stations, Today’s Shopping Choice, and digital streaming offerings Sportsnet+ and Citytv+.

A leader in Canada’s broadcast industry, Ms. Watson has 30 years of experience across programming, regulatory, and communications, including a variety of senior roles across Rogers Media, Regulatory, and Cable divisions.

Previously, Ms. Watson was the President of CPAC, a not-for-profit, commercial-free specialty television channel where she directed her efforts to ensuring that Canadians have access to unfiltered and unbiased coverage of politics, Parliament, and public affairs.

A highly respected industry leader, Ms. Watson is also a past recipient of the esteemed Trailblazer of the Year award by Canadian Women in Communications.

2024 – 2025 Target Compensation
	2024 Target[1]	2024 Actual[2,3,4]	2025 Target[5]
Salary	$630,000	$624,231	$630,000
At-Risk Compensation
STIP %	100%	100%	100%
	$$630,000	$624,231	$630,000
LTIP %	200%	449%	300%
	$$1,260,000	$2,800,000	$1,890,000
Total At-Risk Compensation	$1,890,000	$3,424,231	$2,520,000
Total Compensation	$2,520,000	$4,048,462	$3,150,000

1  Ms. Watson’s base salary was increased to $630,000 effective March 3, 2024.

2  Ms. Watson’s Business Unit/Function & Team performance (40% weighting) was based on Rogers Sports & Media, which in 2024 fully delivered against business financial metrics and sustained industry rankings for key markets. For a description of Corporate performance (60% weighting) including metrics and achievement, see “2024 STIP Awards”. Ms. Watson converted 100% of her 2024 STIP to RSUs under the Wealth+ program.

3  Ms. Watson elected to receive 50% of her 2024 annual LTIP award in the form of SOs and 50% in the form of PRSUs.

4  In addition to the annual LTIP award, Ms. Watson received a Special PRSU award of $1 million in March 2024 to retain executives who demonstrated their value during the difficult year for our sector.

5  Effective January 1, 2025, Ms. Watson’s LTIP target is 300% of base salary to ensure appropriate market positioning of his total compensation based on a market review conducted against the peer group updated in late 2023.

57

EXECUTIVE COMPENSATION

Mahes Wickramasinghe President, Group Operations

Mahes Wickramasinghe joined Rogers in January 2022 and was appointed President, Group Operations in February 2024. In this role, he is responsible for Customer Experience, including Digital, Capital Management, Financial Services including Rogers Bank, Information Security, Procurement, and Corporate Security.

Mr. Wickramasinghe has spent over two decades in senior executive roles leading operations and managing complex acquisitions, including as President and CEO of Canadian Tire Financial Services and Executive Vice President International and Chief Corporate Officer at Canadian Tire Corporation. He has also served as Chief Administration Officer at CIBC Retail Bank and CIBC First Caribbean International Bank, and held executive leadership positions at Bell Aliant and BCE Inc., and Rogers.

Mr. Wickramasinghe began his career as a Chartered Accountant in Sri Lanka. He is a member of the Institute of Chartered Accountants (Sri Lanka) and the American Institute of Certified Public Accountants and a Fellow of the Chartered Institute of Management (UK). He was previously on the Board of the Canadian National Institute for the Blind and continues to serve in an advisory capacity.

2024 – 2025 Target Compensation[1]
	2024 Target	2024 Actual[2,3,4]	2025 Target[5]
Salary	$700,000	$700,000	$700,000
At-Risk Compensation
STIP %	100%	100%	100%
	$$700,000	$700,000	$700,000
LTIP %	250%	543%	300%
	$$1,750,000	$3,800,000	$2,100,000
Total At-Risk Compensation	$2,450,000	$4,500,000	$2,800,000
Total Compensation	$3,150,000	$5,200,000	$3,500,000

1  Mr. Wickramasinghe assumed an expanded role of President, Group Operations effective February 12, 2024.

2  Mr. Wickramasinghe’s Business Unit/Function & Team performance (40% weighting) was based on Commercial Office, which in 2024 fully delivered against Corporate financial and operating expense objectives. For a description of Corporate performance (60% weighting) including metrics and achievement, see “2024 STIP Awards”. Mr. Wickramasinghe converted 100% of his 2024 STIP to RSUs under the Wealth+ program.

3  Mr. Wickramasinghe elected to receive 50% of his 2024 annual LTIP award in the form of SOs and 50% in the form of PRSUs.

4  In addition to the annual LTIP award, Mr. Wickramasinghe received a Special PRSU award of $2 million in March 2024 to retain executives who demonstrated their value during the difficult year for our sector and in recognition of the expanded duties associated with leading the Group Operations business unit.

5  Effective January 1, 2025, Mr. Wickramasinghe’s LTIP target is 300% of base salary to ensure appropriate market positioning of his total compensation based on a market review conducted against the peer group updated in late 2023.

58	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

2024 STIP Awards

The calculation of bonus payouts is based on an additive plan design where Company Performance, weighted at 60%, is added to Team Performance, weighted at 40%. The maximum achievable for each of Company Performance and BU/Function & Team Performance is 200%. However, performance below the specified threshold level for any metric results in 0% achievement for that metric.

2024 STIP Achievements

In 2024, Rogers delivered industry-leading financial and operational performance, finishing 1st on all corporate STIP metrics. While Rogers consistently outperformed through 2024 on a relative basis, wireless market growth fell short of expectation, mainly due to a slowdown in immigration given government policy changes impacting revenue expectations. Despite these headwinds, service revenue grew at twice the rate of the industry average and the company delivered on EBITDA guidance. The Committee approved an award at 100% achievement for 2024’s STIP payout.

The table below outlines the metrics measuring Corporate performance. Given the competitively sensitive nature of these measures, approved target, threshold, and shoulder levels have been excluded from the description below.

Focus	Metrics	Weighting	Achievement

Financial Performance	Service Revenue Adjusted EBITDA	60.0%	✔ ✔

Customer Experience	Net Adds Repeat Rate 60	30.0%	✔ ✔

Network	Cable: Homes Addressable Market Growth Wireless: Macro & Small Cell Sites Additions	10.0%	✔ ✔

	Total Company Performance:		100.0%

The CEO evaluates the performance of each Business Unit and Function based on performance against key financial and numeric KPIs set at the beginning of the year. Please see the table below for each NEO’s Business Unit/Functional & Team Performance component and total 2024 STIP payout.

59

EXECUTIVE COMPENSATION

STIP Award

Name	Target STIP Award[1] ($)	BU/Function & Team Performance[2]	Actual STIP Award ($)

Tony Staffieri[3]	1,480,769	✔	1,480,769

Glenn Brandt	650,000	✔	663,000

Edward S. Rogers[4]	—	—	—

Colette Watson	624,231	✔	624,231

Mahes Wickramasinghe	700,000	✔	700,000

[1]	Target STIP Award is based on 2024 eligible earnings x Target STIP % of base salary.
[2]	Business Unit/Function & Team Performance includes financial performance and numeric KPIs.
[3]	CEO annual incentive plan is weighted 100% on corporate performance. In 2024, corporate performance was approved at 100% in recognition of Company performance relative to industry competitors.
[4]	Mr. Rogers is not eligible for STIP given the long-term focus of his role.

2024 LTIP Awards

At the beginning of each fiscal year, the Human Resources Committee approves the value of target LTIP awards to be granted and, with the exception of the CEO’s and Executive Chair’s LTIP, receives and reviews recommendations from the CEO. Individual grants are determined within an approved range to reflect individual performance and contribution to the long-term value creation for the Company.

Typically, the Human Resources Committee does not take previous grants or length of service into account when setting new grants. In consideration of individual performance during the year, a new hire, or a promotion, the Human Resources Committee may approve an award which differs from the targeted annual grant level based on their assessment of the rationale provided by the CEO.

The Board follows the same process for the CEO’s and Executive Chair’s LTIP award based on the Human Resources Committee recommendations.

All other executives and directors below the senior executive officer level are eligible to receive LTIP in the form of RSUs. For detailed information on the design features and provisions of the 2024 LTIP vehicles, please see the “Summary of Long-term Incentive Plans” section.

The following paragraphs detail achievements and associated payouts for PRSUs based on 2024 performance:

•

In 2022, annual PRSUs were granted to certain NEOs under the annual PRSU design. For each year the applicable adjusted EBITDA target is achieved, one-third of the award becomes eligible to vest at a maximum of 100% with payout at the end of the three-year performance period. If the target for the year is not achieved, one-third of the award is cancelled. This target represents 90% of the approved adjusted EBITDA in the business plan. As this level was achieved in 2024, together with target achievement in 2022 and in 2023, Annual PRSUs granted in 2022 will fully vest with payout and achievement approved at the maximum level of 100%.

•

In 2022, special integration awards in the form of PSOs or PRSUs, contingent upon the achievement of one- and two-year milestones related to the Shaw Transaction, were granted to certain NEOs. Based on 2024 performance, the final remaining 50% of the special integration

60	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

award will vest in June 2025, with achievement approved at 100%. There will be no further grants under this program.

•

In 2024, a Special PRSU award was granted to certain NEOs to retain executives who demonstrated their value during the difficult year for our sector. Based on 2024 performance, 50% of the award will vest in March 2025 with payout and achievement approved at 100%. The remainder of the award will vest and pay out in March 2026 subject to 2025 performance against the EBITDA target set.

See “Compensation Decisions for 2024-2025” and “Summary Compensation Table” for more details disclosed on an individual NEO basis.

Performance Graph

The following graph illustrates the change in value of $100 invested on December 31, 2019 (five years ago) in:

•	Class A Shares (RCI.A);

•	Class B Non-Voting Shares (RCI.B);

•	Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite Index); and

•	Canadian Telecom Companies (Telecom Industry Weighted Average).

The graph also includes a NEO Total Direct Compensation Index that reflects the change in the sum of the annual Total Direct Compensation for NEOs (salary + short-term incentive awards + long-term incentive awards) as reported in the summary compensation table for the past five years.

Values are given as at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested.

61

EXECUTIVE COMPENSATION

For the five-year period, the market price for Rogers shares was below the S&P/TSX Composite Index and trended similarly with the Telecom Industry which faced a difficult year. The Telecom Industry Weighted Average represents BCE Inc., Telus Corporation, Quebecor Inc. and Cogeco Communications Inc. weighted based on market capitalization. Rogers NEO Total Direct Compensation also trended below the S&P/TSX Composite Index for the five-year period.

Overall, the Human Resources Committee is confident that the current executive compensation program and associated pay levels for the Company’s NEOs are well aligned to the Company’s performance over the prior five-year period, especially considering performance relative to Telecom Industry peers.

62	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

Summary Compensation Table

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary[1] ($)	Share- Based Awards[2] ($)	Option- Based Awards[3] ($)	Annual Incentive Plan[4] ($)	Long-Term Incentive Plans ($)	Pension Value[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)

Tony Staffieri[7] President and Chief Executive Officer	2024	1,480,769	10,000,000	—	1,480,769	—	835,700	294,787	14,092,025
	2023	1,400,000	—	9,000,008	1,400,000	—	708,300	467,168	12,975,476
	2022	1,376,538	3,750,000	13,000,008	1,826,666	—	10,291,500	1,270,335	31,515,047

Glenn Brandt[8] Chief Financial Officer	2024	650,000	1,900,000	900,001	663,000	—	264,000	26,000	4,403,001
	2023	650,000	900,000	900,011	660,920	—	226,100	439,325	3,776,356
	2022	613,520	812,500	3,312,505	785,614	—	503,700	47,115	6,074,954

Edward S. Rogers[9] Executive Chair	2024	1,073,077	3,294,222	—	—	—	129,800	—	4,497,099
	2023	—	—	—	—	—	—	—	—
	2022	—	—	—	—	—	—	—	—

Colette Watson[10] President, Rogers Sports & Media	2024	624,231	1,900,000	900,001	624,231	—	320,700	24,200	4,393,363
	2023	590,385	1,900,000	900,011	592,510	—	265,900	62,609	4,311,415
	2022	518,269	—	1,300,009	582,016	—	177,300	71,908	2,649,502

Mahes Wickramasinghe[11] President, Group Operations	2024	700,000	2,900,000	900,001	700,000	—	175,000	232,549	5,607,550
	2023	700,000	900,000	900,011	715,680	—	178,800	392,737	3,787,228
	2022	632,692	—	4,250,012	905,100	—	87,000	35,738	5,910,542

[1]	Salary represents actual base salary earnings received in each fiscal year.
[2]

Share-Based Awards include PRSUs and RSUs and are valued based on the number of units granted multiplied by the five-day weighted average trading price of Class B Non-Voting Shares on the TSX preceding the date of grant. For purposes of the valuation, all PRSUs with future performance conditions are deemed to have been met at 100% of target.

[3]

Option-Based Awards are valued using solely a Black-Scholes model that represents the option fair value (compensation value) on the grant date. The share prices used for purposes of determining stock option grants are outlined in the chart below. For compensation purposes, the share price is determined based on the five-day weighted average share price of Class B Non-Voting Shares on the TSX preceding the date of grant. For accounting purposes, the share price is determined as the closing share price on the date of grant. For further details see the Option Valuation Methodologies table on following page.

Share Price ($)
Purpose	Jan 16, 2024	Mar 01, 2024	Mar 01, 2023	Jun 01, 2023	Mar 01, 2022

Compensation	63.4516	60.6667	65.2244	60.6016	65.7292

Accounting	64.21	60.39	64.72	59.88	65.59

[4]

Annual Incentive Plan represents short-term incentives paid in cash in the year following the fiscal year in which the award was earned. See “2024 STIP Awards” for details of the plan and payout for the most recent year.

[5]

Pension value represents all compensation relating to defined benefit or defined contribution plans. For defined benefit plans it includes the value of service accrued in the current year, the impact of any difference in pensionable earnings versus expected pensionable earnings used to determine the obligation at the beginning of the year and the impact of past service benefit changes or special benefits provided in 2024. For defined contribution plans it includes the value of the capital accumulated during the current year.

[6]

All Other Compensation may include the following: allowances, premiums associated with benefit insurance, life insurance, AD&D, LTD top-up, parking, Company ESAP contributions, executive medical coverage and financial planning. One-time cash payments are also included in All Other Compensation and described together with other compensation notes for each respective NEO. In 2022, 2023, and 2024, Mr. Staffieri’s amount reflects an annual executive allowance of $100,000 and professional fees associated with ongoing legal and tax planning as outlined in his employment agreement.

63

EXECUTIVE COMPENSATION

[7]

Mr. Staffieri elected to receive 100% of his 2024 STIP payout in the form of RSUs under the Wealth+ program. Mr. Staffieri also elected to receive 100% of his 2024 annual LTI award in the form of DSUs. Following the one-time pension adjustment of approximately $9,900,000 associated with the setup of his CEO pension arrangement in 2022, the annual pension value in 2023 is $708,300 and in 2024 is $835,700. In 2022, Mr. Staffieri received a one-time special integration award of $8,000,000 in the form of PSOs contingent upon the achievement of one- and two-year milestones related to the Shaw Transaction and a one-time award of stock options of $1,250,000. Mr. Staffieri received $1,136,800 cash top-up for his tenure as CEO on an interim basis in 2022.

[8]

Mr. Brandt elected to receive 100% of his 2024 STIP payout in the form of RSUs under the Wealth+ program. In addition to annual LTI, Mr. Brandt received a Special PRSU award of $1,000,000 in March 2024 to support market competitiveness. Mr. Brandt received a cash bonus of $350,000 in April 2023 in recognition of his leadership through complexities associated with financing the Shaw Transaction amidst a shifting close date through 2023. In 2022, Mr. Brandt received a one-time special integration award of $2,500,000 in the form of PSOs contingent upon the achievement of one- and two-year milestones related to the Shaw Transaction. He was promoted to CFO on January 31, 2022.

[9]

Mr. Rogers was appointed Executive Chair of the Board on August 14, 2024. Mr. Rogers’ executive compensation in 2024 was prorated for the period during which he served as Executive Chair. For details on the compensation Mr. Rogers earned in his capacity as Chair of the Board from January 1, 2024 to August 13, 2024, see the “Director Summary Compensation Table” in the Director Compensation section. Mr. Rogers is not eligible for STIP and received an annual LTI award for 2024 in the form of 60,000 RSUs on September 1, 2024, per his employment agreement.

[10]

Ms. Watson’s base salary was increased from $600,000 to $630,000 in March 2024. Ms. Watson elected to receive 100% of her 2024 STIP payout in the form of RSUs under the Wealth+ program. In addition to annual LTI, Ms. Watson received a Special PRSU award of $1,000,000 in March 2024 to support market competitiveness. Ms. Watson received a one-time special integration award of $1,000,000 in the form of PRSUs contingent upon the achievement of one- and two-year milestones related to the Shaw Transaction in September 2023 for facilitating synergies specifically within content across the combined entity. Ms. Watson was appointed President, Rogers Sports & Media effective January 17, 2022. At the time of her promotion, her base salary was increased from $306,000 to $550,000, target bonus increased from 50% to 100%, and 2022 LTI target increased from 65% to 200% of base salary. Ms. Watson was also awarded a promotional LTI award of $1,300,000 in SOs.

[11]

Mr. Wickramasinghe elected to receive 100% of his 2024 STIP payout in the form of RSUs under the Wealth+ program. In addition to annual LTI, Mr. Wickramasinghe received a Special PRSU award of $2,000,000 in March 2024 to both support market competitiveness and in recognition of the expanded duties associated with leading the Group Operations business unit. Mr. Wickramasinghe received a cash bonus of $350,000 in April 2023 in recognition of his leading role in negotiating key terms of the Shaw Transaction and related sale of Freedom Mobile Inc. In 2022, Mr. Wickramasinghe received a one-time special integration award of $2,500,000 in the form of PSOs contingent upon the achievement of one- and two-year milestones related to the Shaw Transaction. He also received a sign-on award of stock options with a value of $1,750,000 upon his hire in 2022. Mr. Wickramasinghe was appointed Chief Commercial Officer on April 16, 2023 prior to which he served as Chief Administrative Officer since joining Rogers on January 31, 2022. Effective February 12, 2024, Mr. Wickramasinghe was appointed President, Group Operations.

Since 2022, compensation and accounting values for all stock option awards have been determined using a Black-Scholes model. The amounts disclosed represent the option fair value (compensation value) on the grant date.

Option Valuation Methodologies

Inputs	2024		2023		2022

Valuation Methodology	Black- Scholes Jan 16, 2024 SO Grant	Black- Scholes Mar 01, 2024 SO Grant	Black- Scholes Mar 01, 2023 SO Grant	Black- Scholes Jun 01, 2023 SO Grant	Black- Scholes Mar 01, 2022 PSO Grant	Black- Scholes Mar 01, 2022 SO Grant

Share Price Volatility	24.77%	24.01%	23.38%	23.56%	23.32%	22.61%

Dividend Yield	3.12%	3.30%	3.09%	3.34%	3.05%

Risk-Free Interest Rate	3.41%	3.48%	3.55%	3.35%	1.46%	1.47%

Expected Life (years)	5	5.5	5.5	5.50	4.75	5.50

Value per Option	$12.06	$11.27	$12.27	$10.83	$9.72	$9.67

[1]	The compensation and accounting values for grants to Messrs. Brandt and Wickramasinghe and Ms. Watson were calculated based on the Black-Scholes methodology for SOs granted on March 1, 2024.

64	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards as at December 31, 2024

		Option-Based Awards				Share-Based Awards
Name		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price[1] ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised in-the-money Options[2] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested[3] ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed[4] ($)

Tony Staffieri		15,640	49.95	03/01/2026

		33,920	56.70	03/01/2027

		52,732	58.45	03/01/2028

		125,915	73.00	03/01/2029

		151,930	62.56	03/02/2030

		88,410	62.24	03/23/2031

		517,058	65.73	03/01/2032

	*	823,004	65.73	03/01/2032

		733,692	65.22	03/01/2033	—	232,286	10,264,710	6,573,632

Glenn Brandt		84,022	65.73	03/01/2032

	*	257,189	65.73	03/01/2032

		73,370	65.22	03/01/2033

		79,889	60.67	03/01/2034	—	60,490	2,673,035	610,565

Edward S. Rogers		26,940	44.97	03/02/2025

		48,260	49.95	03/01/2026	—	60,560	2,676,156	—

Colette Watson		134,436	65.73	03/01/2032

		73,370	65.22	03/01/2033

		79.889	60.67	03/01/2034	—	*56427	2,493,518	—

Mahes Wickramasinghe		180,971	65.73	03/01/2032

	*	257,189	65.73	03/01/2032

		73,370	65.22	03/01/2033

		79,889	60.67	03/01/2034	—	63,859	2,821,931	—

*	Reflects Shaw Transaction-related PSOs or PRSUs as applicable.
[1]	Option Exercise Prices are established based on the five-day weighted average trading price of Class B Non-Voting Shares on the TSX preceding the date of grant.
[2]

Value of Unexercised in-the-money Options represents all outstanding stock options and PSOs valued based on the difference between the closing price of Class B Non-Voting Shares on the TSX on December 31, 2024 of $44.19 and the exercise price. For purposes of this valuation, PSOs share price hurdles are deemed to have been met. For all Options, the exercise price is above the December 31, 2024 closing price of Class B Non-Voting Shares on the TSX, due to which they are considered to have no value.

[3]

Market or Payout Value of Share-Based Awards That Have Not Vested represents share units including DSUs and PRSUs that have not vested, valued based on the closing price of Class B Non-Voting Shares on the TSX as at December 31, 2024 of $44.19. For purposes of this valuation all PRSUs with future performance conditions are deemed to have been met at 100% of target.

65

EXECUTIVE COMPENSATION

[4]

Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed represents vested share units that have not been paid out or distributed. The amounts reported for Mr. Staffieri and Mr. Brandt represents vested DSUs valued based on the closing price of Class B Non-Voting Shares on the TSX as at December 31, 2024 of $44.19.

Vested Option and Share Awards Under the Company’s Incentive Plans During 2024

Name	Option Awards Value Vested During the Year[1] ($)	Share Awards Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year[3] ($)

Tony Staffieri	—	1,161,625	1,480,769

Glenn Brandt	—	277,736	663,000

Edward S. Rogers	—	—	—

Colette Watson	—	505,361	624,231

Mahes Wickramasinghe	—	—	700,000

[1]

Option Awards Value Vested During the Year represents the value of vested SOs. Where Option Awards Value Vested During the Year is blank, the value is currently below the strike price as at the vesting date.

[2]

Share Awards Value Vested During the Year reflects PRSUs and RSUs that vested in 2024 valued as at their respective vesting dates, based on the five-day volume weighted average trading price of Class B Non-Voting Shares on the TSX preceding the applicable date.

[3]

Non-Equity Incentive Plan Compensation Value Earned During the Year represents the annual short-term incentive awards earned in 2024 as reported in the Summary Compensation Table under the Non-Equity Plan Compensation (Annual Incentive Plans). Messrs. Staffieri, Brandt and Wickramasinghe and Ms. Watson elected to receive 100% of their 2024 STIP in the form of RSUs under the Wealth + Program. These RSUs will be granted in March 2025 in line with when 2024 STIP payouts would be made.

66	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

Summary of Long-Term Incentive Plans

Stock Option Plans

Type	Performance Stock Options	Stock Options

Eligibility

2022: Senior executive officers received a special one-time Shaw integration award grant with the option to receive the award in the form of performance stock options.

2012 — 2014: All NEOs and other senior executive officers eligible.

All NEOs and other senior executive officers eligible as part of annual LTI. 2015 — 2018: NEOs (excluding the CEO) and other senior executive officers eligible.

Overview		Stock options are granted with tandem SARs. Each option entitles the holder, upon exercise, to acquire one Class B Non-Voting Share at the option exercise price (grant price) as set out in the terms of the award. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Non-Voting Share minus the option exercise price.

Award

Beginning with the 2022 grant of Stock Options, the number of options granted is determined based on the dollar value of the award, taking the Black-Scholes value and the fair market value on the day the award is granted into account.

Exercise price (also known as grant price or option price) is established using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the date on which the award is granted.

Vesting and Expiry

Awards time vest 25% per year over the first four years; however, they will only fully vest if the performance requirement of a 5% increase in share price at each anniversary has also been met.

Upon deal closure and with the achievement of performance targets in 2023 and 2024, 50% of the Shaw integration award grants made in 2022 vested in June 2024 with the remaining 50% to vest in June 2025.

Awards expire after 10 years.

Awards vest 25% per year over the first four years. Awards expire after 10 years.

Exercise or Payout		Following vesting, option holders are entitled to exercise the option to acquire Class B Non-Voting Shares or the SAR (i.e. surrender and receive market price appreciation).

Termination Provisions		The following rules apply if a participant’s employment is terminated before expiry:

Death/Disability:		Awards vest effective as at the date of the participant’s death or disability and are exercisable until the end of the term.

Retirement[1]:		Awards vest effective as at the date of retirement and are exercisable until the end of the term.

Resignation:		Unvested awards are forfeited and vested awards may be exercised within 30 days after resignation.

Termination Without Cause:		Unvested awards are forfeited and vested awards may be exercised within 30 days after termination.

Termination for Cause:		Vested and unvested awards are forfeited.

Change in Control		The Board may allow awards to vest effective as at the date of the change in control. Vested awards would be exercisable until the end of the specified acceptance period.

Assignment & Transferability of Awards		Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder, or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Amendment and Termination		The Board may amend, subject to shareholder approval, or discontinue the plan at any time; provided, that no such amendment may, without the consent of the participant, alter the terms of any award previously granted to them, if such alteration will have the effect of impairing, derogating from or otherwise adversely affecting such participant’s rights thereunder, unless additional similar rights, or other compensation of equal or greater value, is given to such participant.

[1]	Retirement age as determined by Human Resources Committee.

67

EXECUTIVE COMPENSATION

Restricted Share Unit Plans

Type	Performance Restricted Share Units	Restricted Share Units

Eligibility

NEOs and other senior executive officers eligible.

2024: CEO direct reports received a Special PRSU award to retain executives who demonstrated their value during the difficult year for our sector

2022 and 2023: Senior executive officers received a special one-time Shaw integration award grant in 2022 with the option to receive the award in the form of PRSUs.

NEOs and all executives eligible.

Executives may also elect to receive their STIP bonus in the form of RSUs subject to Company approval. Such RSUs vest immediately.

2024: Executives may elect to receive their STIP bonus in the form of RSUs under Wealth+ program vesting within three years.

Overview

PRSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional PRSUs are credited to the participant’s PRSU account.

PRSUs cliff vest on the third anniversary of the grant date, subject to meeting annual performance conditions. The number of units that vest is tied to actual performance achieved on key financial metrics relative to established targets after the completion of performance years 1, 2 and 3.

For PRSUs granted 2025 onwards, the number of units that vest will be tied to average EBITDA and cumulative relative TSR performance achieved over the 3 year performance period.

Payments are typically settled in cash at vesting but can be settled as Class B Non-Voting Shares.

RSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional RSUs are credited to the participant’s RSU account.

RSUs cliff vest on the third anniversary of the grant date.

RSU granted as part of the Wealth+ program vest equally within three years.

Payments are typically settled in cash at vesting but can be settled as Class B Non-Voting Shares.

Award

The number of units granted is determined by dividing the dollar value of the award by the market price on the applicable date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the applicable date.

Vesting & Expiry

For grants made 2022 through 2024, performance will be measured against annual EBITDA targets. Each year the EBITDA target is achieved, one third of the award is eligible to vest at 100%, for a payout at the end of the three-year period. If the target for the year is not achieved, one third of the award is cancelled.

Upon deal closure and with the achievement of performance targets in 2023 and 2024, 50% of the Shaw integration award grants made vested in June 2024 with the remaining 50% of the award to vest in June 2025.

The Special PRSU awards made in March 2024 will vest 50% in March 2025 and 50% in March 2026 with payouts only upon achieving the EBITDA target set for each year.

Units cliff vest not later than three years after the grant date.

Bonus amounts that are deferred into RSUs will be redeemed no later than June 15 of the third calendar year following the calendar year in which the bonus remuneration was earned.

RSUs under the Wealth+ program vest in thirds within 3 years.

68	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

Type	Performance Restricted Share Units	Restricted Share Units

Exercise or Payout

Vested units plus credited dividends are paid out in cash or settled as Class B Non-Voting Shares based on the market price on the vesting date.

For grants made 2022 onwards, payout is in cash with no option for vested units to be settled as Class B Non-Voting Shares.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding vesting date.

Termination Provisions	The following rules apply if a participant’s employment is terminated before expiry:

Death:	Units vest effective as at the date of the participant’s death and are paid out at the next payroll date. For grants beginning 2022, HRC discretion to deem appropriate performance adjustment factor as applicable.

Disability:	Units vest effective as at the date the participant’s employment ceases due to disability and are paid out at the next available payroll date. For grants beginning 2022, continued vesting per LTI vesting schedule with final payouts reflecting actual performance adjustment factor as applicable.

Retirement[1]:	Units vest effective as at the date of the participant’s retirement and are paid out at the next available payroll date. For grants beginning 2022, continued vesting per LTI vesting schedule with final payouts reflecting actual performance adjustment factor as applicable.

Resignation:	Unvested Units are forfeited.

Termination Without Cause:	Unvested Units are forfeited.

Termination for Cause:	Unvested Units are forfeited.

Change in Control	The Board may determine that the Company shall redeem any PRSUs and RSUs which are outstanding at the time of the offer related to the change in control. Beginning 2022, in addition to above, at the Board’s discretion, any outstanding units may be assumed or may substitute similar units that have substantially equivalent terms and value. Board discretion may deem appropriate performance adjustment factor as applicable.

Assignment & Transferability of Awards	RSUs and PRSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.

Amendment and Termination	The Human Resources Committee may, subject to regulatory approval and subject to applicable shareholder approval in certain circumstances, amend, suspend or terminate the plan or any portion thereof at any time in accordance with applicable legislation, provided that no such amendment, suspension or termination may materially adversely affect any share units, or any rights pursuant thereto, without the consent of the affected Participant. If the plan is terminated, the provisions of the plan will continue in effect as long as a share unit or any rights pursuant thereto remain outstanding.

[1]	Retirement age as determined by Human Resources Committee.

69

EXECUTIVE COMPENSATION

Deferred Share Unit Plan

Type	Deferred Share Units

Eligibility

Discretionary DSUs are occasionally granted to NEOs and other executives on such terms and conditions as the Human Resources Committee determines (including vesting conditions). Discretionary DSUs may be granted as part of on-hire compensation.

All NEOs and Other Executives may also elect to receive their STIP in the form of DSUs subject to Company approval.

Beginning 2022, elections may be made to receive 0%, 50% or 100% of their STIP or PRSUs in the form of DSUs.

Overview

DSUs track the price of the Class B Non-Voting Shares and when dividends are paid, additional DSUs are credited to the participant’s DSU account.

DSU vesting schedules vary; all vested units can only be redeemed post termination. Payments are settled in cash upon redemption.

Under the Share Matching Program in place from 2015 through 2017, executives could elect to defer their STIP award into DSUs before it was granted as well as defer their RSU/PRSU grant into DSUs before it was granted. Matching DSUs were awarded for these deferrals.

Award

The number of units granted is determined by dividing the dollar value of the award by the market price on the grant date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding the grant date.

Vesting & Expiry

DSUs that are granted as part of on-hire compensation typically vest within three years of service with the Company.

DSUs that are granted in lieu of STIP (bonus) remuneration vest immediately. Matching DSUs awarded under the Share Matching Program upon deferral of STIP will vest 1/3 per year. This 3-year program commenced in 2015 and ended in 2017.

DSUs awarded upon deferral of RSU/PRSUs, and all matching DSUs awarded under the Share Matching Program upon deferral of RSU/PRSUs, cliff vest not later than three years after the grant date and DSUs awarded upon deferral of PRSUs are subject to the same adjustments for performance as applicable.

Exercise or Payout

Vested DSUs and credited dividends must be redeemed for cash by holders by December of the year following termination of service. No more than two redemption notices may be filed. Participants who fail to redeem any vested DSUs by December 1st of the year following their termination of service will have their vested DSUs automatically redeemed on such date.

Participants subject to US taxes will have their DSUs redeemed on such date determined by the Human Resources Committee, which date will be between their separation of service and the date 90 days after their separation from service.

Vested DSUs are paid out based on the market price on the redemption date.

Market price is determined using the five-day weighted average price of Class B Non-Voting Shares for the five business days preceding redemption date.

Termination Provisions	The following rules apply if a participant’s employment is terminated before vesting:

Death:	The Company will make a lump sum cash payment within 90 days of death for DSUs credited to the executive’s account. For grants beginning 2023, unvested units vest upon death. HRC discretion to deem appropriate performance adjustment factor as applicable.

Disability:	Units vest effective as at the date of the participant’s employment ceases due to disability and are eligible for payout. For grants beginning 2023, unvested units vest pro-rata based on the time between grant date and date employment ceases due to disability. HRC discretion to deem appropriate performance adjustment factor as applicable.

Retirement[1]:	Units vest effective as at the date of the participant’s retirement and are eligible for payout. For grants beginning 2023, unvested units vest pro-rata based on the time between grant date and retirement date. HRC discretion to deem appropriate performance adjustment factor as applicable.

70	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

Type	Deferred Share Units

Resignation:	Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following resignation. For grants beginning 2023, vested units can be redeemed up until December 1 of the year following termination.

Termination Without Cause:	Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following termination. For grants beginning 2023, vested units can be redeemed up until December 1 of the year following termination.

Termination for Cause:	Unvested units are forfeited. Vested units can be redeemed up until December 15 of the year following termination. For grants beginning 2023, vested units can be redeemed up until December 1 of the year following termination.

Change in Control

There are no vesting or redemption provisions relating to a change of control.

At the Board’s discretion, any outstanding DSUs may be assumed by the acquiring entity or deemed to be vested. Board discretion may deem appropriate performance adjustment factor as applicable.

Assignment & Transferability of Awards	DSUs are not transferable or assignable other than by will or applicable law.

Amendment and Termination	The Human Resources Committee may amend, suspend or terminate the plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. No amendment, suspension or termination may materially adversely affect any DSUs, or any rights pursuant thereto, without the consent of the affected holder. If the plan is terminated, the provisions of the plan will continue in effect as long as a DSU or any rights pursuant thereto remain outstanding.

[1]	Retirement age as determined by Human Resources Committee.

71

EXECUTIVE COMPENSATION

Pension Benefits

The Company provides pension benefits to its employees, including NEOs, through the Rogers DB Pension Plan and the Rogers DC Pension Plan. In addition, all NEOs will receive benefits under the Rogers DB SERP or Rogers DC SERP in accordance with their registered pension plan participation.

Defined Benefit Arrangements

The DB Plan is a contributory defined benefit pension plan registered under the ITA and the Pension Benefits Standards Act. It was closed to new enrolment on July 1, 2016. Executives who are members of the DB SERP are not required to contribute to it. For each year of credited service, the DB Plan provides members with an annual pension benefit of 2.0% of their annual salary, up to the ITA prescribed maximum. Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the DB Plan. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment or age 65. Members who terminate before eligibility for early retirement are entitled to a lump sum payment of equivalent value to the accrued pension payable at age 65, or they may choose a deferred pension option.

The DB SERP provides additional pension benefits to certain key executives for earnings in excess of the ITA limits prescribed for DB pension plans. For each year of credited service, the DB SERP provides eligible executives with an annual pension benefit of 2.0% of their pre-2015 career average base salary plus 2.0% of their post-2014 pensionable earnings, in excess of the ITA limits, including eligible target bonuses, capped at a combined annual aggregate of $1,250,000. Benefits earned under the DB SERP vest after three years of membership in the DB SERP and are payable on an unreduced basis once a member has reached age 65 or attained age 55 and completed 30 years of continuous employment. Executives who are vested and whose employment ends are entitled to a lump sum payment from the DB SERP of the equivalent value of the accrued pension benefit payable at age 65 or they may defer their benefit in the plan until a later date. If a DB SERP member’s employment ends after eligibility for early retirement, they also have the option to receive entitlement in the form of a monthly pension. Applicable amendments made to the DB Plan, such as career average upgrades, are reflected in the DB SERP. The DB SERP is not funded and benefit payments to former executives are paid directly by Rogers.

Defined Benefit Pension Plan

	Annual Benefits Payable[1]
Name	Number of Years of Credited Service	At Year End ($)	At Age 65 ($)	Opening Present Value of Defined Benefit Obligation[2] ($)	Compensatory Change[3] ($)	Non- Compensatory Change[4] ($)	Closing Present Value of Defined Benefit Obligation[5] ($)

Tony Staffieri[6]	20.75	1,660,000	2,060,000	16,245,100	835,700	288,800	17,369,600

Glenn Brandt	30.92	157,200	248,800	1,977,300	264,000	44,200	2,285,500

Colette Watson	31.83	216,100	216,100	2,702,300	320,700	(88,900)	2,934,100

72	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

[1]

Retiring executives may elect to have the pension from the DB SERP converted to a lump sum commuted value. Commuted values would be based on market interest rates in effect at the date of retirement and may differ significantly from the Accrued Obligation at Year End. The benefits for all NEOs are based on the December 31, 2024 values.

[2]

Opening Present Value of Defined Benefit Obligation equals the value of the projected pension earned for service to December 31, 2023. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2023, as disclosed in the notes to the 2023 Audited Consolidated Financial Statements, based on the actual earnings for 2023 and adjusted to reflect expected future increases in pensionable earnings.

[3]

Compensatory Change includes the value of the projected pension earned for service from January 1, 2024 to December 31, 2024, the change in accrued obligation due to differences between actual and assumed compensation for the year, and the change in accrued obligation due to changes in benefits in the year. The impact of expected future career average upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. The accrued benefit liabilities assume that the Company will resume its historical practice of upgrading the career average earnings base year on a triennial basis. In the future, if the Company deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.

[4]

Non-Compensatory Change includes interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions, and changes in actuarial assumptions.

[5]

Closing Present Value of Defined Benefit Obligation equals the value of the projected pension earned for service to December 31, 2024. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2024, as disclosed in the notes to the 2024 Audited Consolidated Financial Statements, based on the actual earnings for 2024 and adjusted to reflect expected increases in pensionable earnings.

[6]

Mr. Staffieri’s special benefit arrangement (the CEO Defined Benefit Supplementary Retirement plan and promotion award) is reflected in the Opening Present Value of Defined Benefit Obligation and December 31, 2024 Closing Present Value of Defined Benefit Obligation.

NEOs who participate in the DB Plan are currently vested in their pension entitlements earned to December 31, 2024. In accordance with International Financial Reporting Standards (IFRS), the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

Defined Contribution Arrangements

Effective July 1, 2016, the Company introduced the DC Plan for new employees and existing employees who were not enrolled in the DB Plan. Employees joining this plan may contribute between 1% and 8% of their earnings and receive a matching contribution from the Company of up to 6%. Benefits in the DC Plan vest immediately. Normal retirement age for employees in the DC Plan is age 65, but employees may choose to retire at any time after reaching age 55. Certain executives hired after June 30, 2016 will join the DC Plan on a non-contributory basis, receiving a 14% employer contribution up to the annual ITA maximum, if they are eligible for the DC SERP. The DC SERP provides a 14% employer contribution on base salary earned above the maximum money purchase limit under the ITA, plus 14% of the lesser of a) the actual bonus amount and b) the annual target bonus amount, capped at a combined annual aggregate of $1,250,000. The DC SERP is not funded and benefits are accrued on a notional basis. An executive’s notional account is vested three years after joining the DC SERP. Executives whose employment ends within three years of joining the DC SERP will not receive any benefit under the DC SERP. Investment return is determined based on the investment decisions made by the executive.

73

EXECUTIVE COMPENSATION

Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year[1] ($)	Compensatory[2] ($)	Accumulated Value at Year End[1] ($)

Edward S. Rogers[3]	—	129,800	131,500

Mahes Wickramasinghe	281,800	175,000	505,100

[1]	Accumulated Value at Start of Year and Accumulated Value at Year End represents the account balances at the beginning and/or end of the 2024 year, respectively.
[2]	Compensatory changes include accrued contributions to the registered pension plan and accrued notional contributions to the DC SERP plan.
[3]

Mr. Rogers has a previous period of employment with RCI, during which he was a member of DB Plan and DB SERP. As at December 31, 2024, the accrued obligation held in respect of his deferred pension was $4,287,400; this amount is not included in the above table, given it is not part of his current employment agreement.

Termination and Change of Control Benefits

Potential Payments Upon Termination, Resignation, Retirement or Change of Control

The following table shows potential payments to each NEO who was active as at December 31, 2024, as if the officer’s employment had been terminated with or without cause and/or if the officer had retired or resigned as at December 31, 2024. The Human Resources Committee has ultimate discretion to determine the appropriate treatment for a change in control scenario in accordance with plan terms.

The amounts for each NEO were calculated using the closing price of Class B Non-Voting Shares on the TSX on December 31, 2024, which was $44.19. The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below.

74	2025 MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

Employment Termination Entitlement at December 31, 2024

	Severance ($)	Stock Options ($)	Share-Based Awards ($)	Pension ($)	Total ($)

Tony Staffieri
Termination Without Cause[1]	6,440,000	—	2,771,290	2,049,100	11,260,390

Resignation[2,3]	—	—	—	—	—

Retirement[4]	—	—	—	—	—

Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—

Glenn Brandt
Termination Without Cause[1]	2,752,400	—	—	631,000	3,383,400

Resignation[3]	—	—	—	—	—

Retirement[4]	—	—	1,923,693	—	1,923,693

Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—

Edward S. Rogers
Termination Without Cause[1]	3,240,000	—	—	—	3,240,000

Resignation[3]	—	—	—	—	—

Retirement[4]	—	—	—	—	—

Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—

Colette Watson
Termination Without Cause[1]	2,669,200	—	648,840	612,600	3,930,640

Resignation[3]	—	—	—	—	—

Retirement[4]	—	—	1,744,176	—	1,744,176

Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—

Mahes Wickramasinghe
Termination Without Cause[1]	1,480,200	—	—	350,000	1,830,200

Resignation[3]	—	—	—	—	—

Retirement[4]	—	—	1,323,247	—	1,323,247

Termination With Cause[5]	—	—	—	—	—
Change of Control	—	—	—	—	—

[1]

In the event of termination without cause on December 31, 2024, Mr. Staffieri would have been entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target, executive allowance, and benefits continuance. For Mr. Staffieri, all stock options and PRSUs would continue to vest to the earlier of 24 months or the date he commences alternative full-time employment. Mr. Rogers would be entitled to 12 months of base salary and benefits continuance as per the Company’s pay schedule. For his current and past pension entitlements, please refer to the Pension Benefits section. Mr. Brandt and Ms. Watson would be entitled to 24 months of base salary, bonus at target, executive allowance, and benefits continuance as per the Company’s pay schedule. Mr. Wickramasinghe would be entitled to 12 months of base salary, bonus at target, executive allowance, and benefits continuance as per the Company’s pay schedule. Mr. Wickramasinghe’s sign-on stock options will vest in accordance with the set vesting schedule. All performance targets related to stock options would be deemed to have been

75

EXECUTIVE COMPENSATION

met at 100% of target, and all performance targets related to PRSUs for any annual or three-year performance period that has not been completed would be deemed to have been met at 100% of target.
[2]

In the event of an occurrence constituting good reason which is not remedied by the Company, Mr. Staffieri may terminate his employment and receive the benefits outlined above as if it were a termination of employment without cause within 30 days of his notice and no later than 60 days following such date.

[3]

In the event of resignation, Messrs. Staffieri and Rogers must provide the Board with six months’ written notice. Messrs. Brandt and Wickramasinghe and Ms. Watson must provide the CEO with six months’ written notice. Messrs. Rogers, Staffieri, Brandt and Wickramasinghe and Ms. Watson will be entitled to redeem any PRSUs, SOs, and DSUs that vest prior to the effective date of resignation.

[4]	Messrs. Brandt and Wickramasinghe and Ms. Watson were eligible for retirement treatment on December 31, 2024.
[5]

Termination with cause includes (i) theft, fraud, or embezzlement from the Company or any other material act of dishonesty relating to Messrs. Staffieri, Brandt, Rogers and Wickramasinghe and Ms. Watson’s employment; (ii) willful misconduct in the course of fulfilling one’s duties which is materially injurious to the Company; (iii) willful, deliberate, and continuous failure on one’s part to perform one’s duties in any material respect after written notice is provided by the Company; or (iv) willful material breach of a material provision of our Business Conduct Policy for Directors, Officers and Employees.

76	2025 MANAGEMENT INFORMATION CIRCULAR

Director Compensation

Director Compensation, Philosophy, and Components

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee. In 2023, following the Shaw Transaction, the Corporate Governance Committee conducted an external assessment of the directors’ compensation program. This assessment compared the compensation of the members of the Board against prevailing market conditions and included feedback from Meridian Compensation Partners. The compensation program described below was approved by the Corporate Governance Committee and came into effect in 2024. The Directors’ Restricted Share Unit Plan (the Directors’ RSU Plan) described below was approved by the holders of Class A Shares at the Company’s 2024 Annual and Special Meeting of Shareholders.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Company’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, the components of our director compensation program are:

•	an annual retainer;

•	an additional annual retainer if the director serves as Lead Director, a Committee Chair, or a Committee member; and

•	an annual grant of equity through the issuance of RSUs.

Retainers and Equity Grants

Annual Retainers

During the year ended December 31, 2024, members of the Board, other than Messrs. Rogers, Shaw, and Staffieri, received director retainers in accordance with the following standard arrangements:

Type of Retainer	Amount ($)

Board Annual Retainer[1]	125,000

Lead Director Annual Retainer	40,000

Audit and Risk Committee Chair Annual Retainer	30,000

Human Resources Committee Chair Annual Retainer	30,000

Other Committee Chair Annual Retainer	15,000

Committee Member Annual Retainer	5,500

[1]	The Board Annual Retainer was increased to $125,000 from $110,000 effective Q2 2024.

Equity Grants to Directors

In addition to the retainers noted above, in 2024, each member of the Board, other than Messrs. Rogers, Shaw, and Staffieri, was awarded 2,500 RSUs.

The Directors’ RSU Plan became the Company’s principal equity compensation plan for directors following its approval at the Company’s 2024 Annual and Special Meeting of Shareholders.

77

DIRECTOR COMPENSATION

An RSU is a right to acquire a newly issued Class B Non-Voting Share. RSUs are intended to track the value of Class B Non-Voting Shares and accordingly, when dividends are paid, additional RSUs are credited to the participant’s RSU account based on the market price of Class B Non-Voting Shares on the dividend payment date. The Company will settle vested RSUs by issuing Class B Non-Voting Shares from treasury. Unvested RSUs held as at the date that a participant ceases to provide services to the Company (for any reason whatsoever) will vest effective as of such date and will be redeemed by the Company as soon as practicable.

Under the Directors’ RSU Plan, unless otherwise determined by the Corporate Governance Committee, participants (i) will be awarded 2,500 RSUs per fiscal year; and (ii) may elect to receive up to 100% of their annual retainer in RSUs. Participants that have satisfied their minimum share ownership requirement, as described below, may elect to receive up to 1,500 of their annual RSU grant in cash.

The Directors’ Deferred Share Unit and Share Purchase Plan (the Directors’ DSU Plan) which the Company introduced in 2000, and amended and restated in 2017, remains in place, but the Company does not anticipate issuing additional DSUs under the plan.

We also reimburse directors for travel and other expenses when they attend meetings or conduct our business. Other than certain former employee directors, our non-employee directors are not entitled to a pension, other retirement benefits, or non-equity incentive plan compensation.

Share Ownership Requirements

The share ownership requirements for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Company’s securities. As of the date of this circular, each non-employee director is required to own an aggregate of at least 12,000 Class A Shares, Class B Non-Voting Shares, RSUs, and DSUs, in any combination, during their term of service as director of the Company. Directors have five years from the date of initial election to the Board to attain the required ownership level. See “The Proposed Nominees” above for information on each director’s current share ownership.

78	2025 MANAGEMENT INFORMATION CIRCULAR

DIRECTOR COMPENSATION

Director Summary Compensation Table

The following table shows the compensation received by each director for the year ended December 31, 2024. Directors who are also employees of the Company or its subsidiaries receive no remuneration as directors while they are employees.

Name[1,2]	Fees Earned Paid In Cash ($)	Share-Based Awards[3] ($)	All Other Compensation ($)	Total ($)

M.J. Cooper	126,750	129,485	—	256,235

T. English	—	267,235	—	267,235

I. Fecan[4]	—	291,735	2,834	294,569

R.J. Gemmell[4]	—	352,235	2,834	355,069

J.L. Innes	162,250	129,485	—	291,735

D.A. Kazarian	—	231,485	—	231,485

Dr. Lachemi	122,050	139,685	—	261,735

D.A. Robinson[4,5]	139,125	129,485	2,834	271,444

E.S. Rogers[6]	622,283	—	—	622,283

L. Rogers	27,500	228,735	—	256,235

B. Shaw[7]	—	—	22,589,710	22,589,710

W. Sparrow[4]	97,875	129,485	2,834	230,194

J.H. Tory	149,669	77,691	—	227,360

[1]	Compensation disclosure for Mr. Staffieri can be found in the “Summary Compensation Table” in the Executive Compensation section.
[2]

Ms. Martha Rogers and Ms. Melinda Rogers-Hixon resigned from the Board effective January 17, 2024. Neither Ms. Rogers nor Ms. Rogers-Hixon received any fees or other compensation from the Company in 2024.

[3]	These amounts represent DSUs and RSUs that were received under the Directors’ DSU Plan and the Directors’ RSU Plan. Refer to “Equity Grants to Directors” for further details.
[4]	The amounts disclosed for “All Other Compensation” reflect health and dental benefit premiums for Messrs. Fecan, Gemmell, Robinson, and Sparrow.
[5]	The amounts disclosed for Mr. Robinson do not include (i) $100,000 in cash or (ii) $20,000 in RSUs Mr. Robinson received in connection with his service on the Rogers Bank board of directors.
[6]

Mr. Rogers was Chair of the Board until his appointment as Executive Chair of the Board on August 14, 2024. Mr. Rogers’ director fees in 2024 were prorated for the period during which he served as Chair. For details on the compensation Mr. Rogers earned in his capacity as Executive Chair from August 14, 2024 to December 31, 2024, see the “Summary Compensation Table” in the Executive Compensation section. Mr. Rogers applied $311,141 of his director fees to the purchase of Class B Non-Voting Shares (with the purchase amounts being net of withholding of income tax), purchased under the Directors’ DSU Plan.

[7]

On closing of the Shaw Transaction, the Company entered into an advisory agreement with Mr. Shaw pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw. The amounts disclosed in “All Other Compensation” include payments pursuant to the advisory agreement and pension payments owed to Mr. Shaw.

79

DIRECTOR COMPENSATION

Outstanding Share-Based and Option-Based Awards

The following table provides information with respect to outstanding stock options, DSUs, and RSUs held by the directors as at December 31, 2024.

	Option Awards[1]				Share Awards
Name[2,3]	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/yyyy)	Value of unexercised in-the-money options ($)[4]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed[4] ($)

M.J. Cooper	—			—	2,549	112,621	252,028

T. English	—			—	4,708	208,054	184,265

I. Fecan	—			—	5,082	224,578	540,238

R.J. Gemmell	—			—	6,005	265,381	1,611,292

J.L. Innes	—			—	2,549	112,621	322,280

D.A. Kazarian	—			—	4,625	204,370	—

Dr. Lachemi	—			—	2,756	121,794	252,028

D.A. Robinson	—			—	2,930	129,470	252,028

E.S. Rogers[5]				—	—	—	—

L. Rogers	—			—	4,593	202,957	83,639

B. Shaw	—			—	—	—	—

W. Sparrow	—			—	2,549	112,621	—

J.H. Tory	—			—	1,529	67,573	—

[1]

Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer received stock options. The terms of these options are described under “Summary of Long-Term Incentive Plans” in the Executive Compensation section.

[2]	Compensation disclosure for Mr. Staffieri can be found under “Incentive Plan Awards” and in the “Summary Compensation Table” in the Executive Compensation section.
[3]

Ms. Martha Rogers and Ms. Melinda Rogers-Hixon resigned from the Board effective January 17, 2024. Neither Ms. Rogers nor Ms. Rogers-Hixon received any fees or other compensation from the Company in 2024.

[4]	The market value and unexercised in-the-money options value is based on the closing price for Class B Non-Voting Shares on the TSX on December 31, 2024, which was $44.19.
[5]

Mr. Rogers was appointed Executive Chair on August 14, 2024. Further disclosure for Mr. Rogers can be found under “Incentive Plan Awards” and in the “Summary Compensation Table” in the Executive Compensation section.

80	2025 MANAGEMENT INFORMATION CIRCULAR

DIRECTOR COMPENSATION

The following table provides information with respect to the value vested during the year for option awards, share awards and non-equity incentive plan compensation:

Name[1,2]	Option Awards-Value Vested During the Year ($)	Share Awards-Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation-Value Earned During the Year ($)

M.J. Cooper	—	—	—

T. English	—	31,625	—

I. Fecan	—	37,750	—

R.J. Gemmell	—	52,875	—

J.L. Innes	—	—	—

D.A. Kazarian	—	—	—

Dr. Lachemi	—	—	—

D.A. Robinson	—	—	—

E.S. Rogers[3]	—	—	—

L. Rogers	—	—	—

B. Shaw	—	—	—

W. Sparrow	—	—	—

J.H. Tory	—	—	—

[1]	Compensation disclosure for Mr. Staffieri can be found under “Incentive Plan Awards” and in the “Summary Compensation Table” in the Executive Compensation section.
[2]

Ms. Martha Rogers and Ms. Melinda Rogers-Hixon resigned from the Board effective January 17, 2024. Neither Ms. Rogers nor Ms. Rogers-Hixon received any fees or other compensation from the Company in 2024.

[3]

Mr. Rogers was appointed Executive Chair on August 14, 2024. Further disclosure for Mr. Rogers can be found under “Incentive Plan Awards” and in the “Summary Compensation Table” in the Executive Compensation section.

81

Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows details of the equity compensation plans as at December 31, 2024.

Plan Category	Securities to be issued upon exercise of outstanding options, warrants, and rights (A) (#)	Weighted- average exercise price of outstanding options, warrants, and rights (B) ($)	Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A) (C) (#)

Equity compensation plans approved by security holders

Options	9,707,847	63.89	15,088,523

RSUs under 2003 Restricted Share Unit Plan	2,409,285	—	1,590,715

RSUs under 2024 Directors’ Restricted Share Unit Plan	41,362		1,958,638

TOTAL	12,158,625		18,637,877

The following information is provided as at December 31, 2024:

Plan	Class B Non-Voting Shares issued and issuable under security-based compensation arrangements (#)	% of outstanding Class A Shares and Class B Non-Voting Shares

2024 Directors’ Restricted Share Unit Plan	2,000,000	0.37%

2003 Restricted Share Unit Plan	4,000,000	0.75%

2000 Stock Option Plan	30,000,000	5.60%

1996 Stock Option Plan	25,000,000	4.66%

1994 Stock Option Plan	9,500,000	1.77%

As at December 31, 2024, the number of Class B Non-Voting Shares to be issued upon the exercise of outstanding Stock Options was 9,707,847 and RSUs was 2,450,646, representing 1.81% and 0.46% respectively, of the aggregate Class A Shares and Class B Non-Voting Shares outstanding. The aggregate number of Class B Non-Voting Shares issued or issuable as at December 31, 2024 under (i) the Stock Option Plans was 49,411,477, (ii) the 2003 Restricted Share Unit Plan (2003 RSU Plan) was 2,409,285 and (iii) the Directors’ RSU Plan was 41,362. The aggregate number of Class B Non-Voting Shares remaining available for future issuance under the Stock Option Plans, the 2003 RSU Plan and the Directors’ RSU Plan is 18,637,877.

All equity-based plans restrict the participation of insiders in the plans as follows:

•

the number of Class B Non-Voting Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the 2003 RSU Plan, the Directors’ RSU Plan and any other unit or stock option plan shall not, at any time, exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

82	2025 MANAGEMENT INFORMATION CIRCULAR

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

•

the number of Class B Non-Voting Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the 2003 RSU Plan, the Directors’ RSU Plan and any other unit or stock option plan shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the 2003 RSU Plan, the Directors’ RSU Plan and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12-month period shall not exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares; and

•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the 2003 RSU Plan, the Directors’ RSU Plan and any other of our share compensation arrangements to insiders and their associates in a 12-month period shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares.

The Human Resources Committee, in respect of employees, and the Corporate Governance Committee, in respect of directors, has the authority to waive or vary the provisions regarding exercise of stock options or RSUs following termination of employment or ceasing to be a director, as applicable.

Burn Rate

The following table discloses the annual burn rate for each of the three most recently completed fiscal years for each Long-Term Incentive Plan. The rates reflect the grants made during the fiscal year under each LTIP as a percentage of the aggregate Class A Shares and Class B Non-Voting Shares outstanding as at December 31, 2024.

Plan	2024	2023	2022

Stock Options	0.1%	0.3%	0.8%

Restricted Share Units	0.2%	0.3%	0.2%

Deferred Share Units	0.0%	0.0%	0.0%

Indebtedness of Directors and Executive Officers

The Company’s directors, executive officers, and employees (current and former) do not have any outstanding indebtedness to the Company or its subsidiaries.

83

Corporate Governance

Statement of Corporate Governance Practices

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our security holders, employees, customers, and others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming

Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.

New York Stock Exchange (NYSE)	We have shares listed on the NYSE

Toronto Stock Exchange (TSX)	We have shares listed on the TSX

Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 — “Disclosure of Corporate Governance Practices” (NI 58-101) and the guidelines set forth in National Policy 58-201 — “Corporate Governance Guidelines” (NP 58-201). This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees, apart from the Audit and Risk Committee, because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption with regards to membership of the nominating committee.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

Appointment of Auditor

The NYSE listing standards and U.S. securities laws require the audit committee of a U.S. company be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the Business Corporations Act

84	2025 MANAGEMENT INFORMATION CIRCULAR

CORPORATE GOVERNANCE

(British Columbia), our auditor is to be appointed by the shareholders at the annual general meeting of the Company. Our Audit and Risk Committee is responsible for evaluating the auditor and advising the Board of its recommendation regarding the appointment of the auditor.

Shareholder Approval of Equity Compensation Plans

The NYSE listing standards require shareholder approval of all equity compensation plans and material revisions to such plans, subject to limited exemptions. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Board Composition

The Board currently has fourteen members. If all of the proposed nominees are elected to the Board, the Board will continue to have fourteen members, with ten being independent. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

On April 3, 2023, the Company acquired all of Shaw’s issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (the Shaw Transaction). In connection with the Shaw Transaction, the Company agreed with the Shaw Family Living Trust (SFLT), the former controlling shareholder of Shaw, that, for so long as SFLT and related persons (the Shaw Family Shareholders) beneficially own, or exercise control over, directly or indirectly, at least 12,000,000 Class B Non-Voting Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Class B Non-Voting Shares), SFLT shall be entitled to designate for election or appointment to the Board (i) Bradley S. Shaw (provided that he is eligible to serve as a member of the Board under the Business Corporations Act (British Columbia) thereby being an “Eligible Person”) and (ii) one other Eligible Person that is reasonably acceptable to the Board and qualifies as “independent” under securities laws, stock exchange rules and other applicable laws (unless the Company otherwise agrees). If Bradley S. Shaw is unable or unwilling to serve as a director at a time when SFLT would otherwise be entitled to nominate two nominees, then SFLT shall thereafter only be entitled to nominate one nominee. For so long as SFLT beneficially owns, or exercises control over, directly or indirectly, less than 12,000,000 Class B Non-Voting Shares but at least 4,000,000 Class B Non-Voting Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Class B Non-Voting Shares), SFLT shall be entitled to designate Bradley S. Shaw for election or appointment to the Board (provided that he is an Eligible Person). If Bradley S. Shaw is unable or unwilling to stand for election or appointment as SFLT’s only nominee, SFLT shall be entitled to designate an alternative Eligible Person that is reasonably acceptable to the Board and qualifies as “independent” under securities laws, stock exchange rules and other applicable laws (unless the Company otherwise agrees) until the earlier of (i) ten years from the date that Bradley S. Shaw ceases to be a director of the Company, and (ii) the date that SFLT ceases to beneficially own, or exercise control over, directly or indirectly, at least 4,000,000 Class B Non-Voting Shares (subject to appropriate adjustments for stock splits, consolidations and other reorganizations involving the Class B Non-Voting Shares). The Rogers Control Trust (the controlling shareholder of the Company) has agreed to vote all of the Class A Shares of the Company of which it is the registered or beneficial owner, or over which it directly or

85

CORPORATE GOVERNANCE

indirectly exercises control, in favour of each nominee of SFLT that is nominated for election or appointment to the Board. SFLT has nominated Bradley S. Shaw and Trevor English as its two nominees for this year’s meeting.

Certain directors may be principals of, partners in, or hold other positions with entities that provide legal, financial, or other services to the Company. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in determining whether a direct or indirect business, commercial, industrial, banking, consulting, professional, charitable, or service relationship that a director may have with the Company or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed on the Company’s website under “Articles & Corporate Governance” at investors.rogers.com.

It is the policy of the Board that there is a separation of the offices of the Executive Chair of the Board and the CEO. The Executive Chair and CEO are in regular communication during the course of the year, including with respect to the Company’s business and the responsibilities of the Board.

Mr. Rogers, Executive Chair, is not an independent director. Pursuant to the Board Mandate, the Board has appointed Mr. Gemmell, an independent director, as Lead Director. The Lead Director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. For further information regarding the roles and responsibilities of the Lead Director, see “Roles and Responsibilities of the Lead Director” in the Board Mandate (attached to this circular as Appendix B).

The following table shows those directors of the Board who are independent and those who are non-independent within the meaning of NI 58-101, and the reason for non-independence of individual directors.

Director	Independent	Non-independent	Reason for non-independence

Michael J. Cooper	✔

Trevor English	✔

Ivan Fecan	✔

Robert J. Gemmell	✔

Jan L. Innes	✔

Diane A. Kazarian	✔

Dr. Mohamed Lachemi	✔

David A. Robinson	✔

Edward S. Rogers (Executive Chair)		✔	Executive officer of the Company and executive officer of the controlling shareholder of the Company

Lisa A. Rogers		✔	Related to a non-independent director of the Company

Bradley S. Shaw[1]		✔	Advisor to the Company

Wayne Sparrow	✔

Tony Staffieri		✔	Executive officer of the Company

John H. Tory	✔

[1]

On closing of the Shaw Transaction, the Company entered into an advisory agreement with Mr. Shaw pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw.

86	2025 MANAGEMENT INFORMATION CIRCULAR

CORPORATE GOVERNANCE

The Corporate Governance Committee is responsible for, among other things, reviewing the size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates. The Corporate Governance Committee typically also reviews the effectiveness of the Board on an annual basis.

The Board has eight permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases, the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director. The mandates for the eight standing committees of the Board are attached to this circular as Appendix C.

The following table shows the eight standing committees of the Board and the current directors acting as chair or members of the committees.

Director	Audit and Risk	Corporate Governance	ESG	Executive	Finance	Human Resources	Nominating	Pension

Michael J. Cooper								¡

Trevor English	¡		¡						¡

Ivan Fecan	¡	¡				•

Robert J. Gemmell	•	•		¡	¡		¡

Jan L. Innes			•			¡	¡		•

Diane A. Kazarian	¡					¡

Dr. Mohamed Lachemi		¡							¡

David A. Robinson				¡		¡	¡

Edward S. Rogers				•	•		•

Lisa A. Rogers			¡

Bradley S. Shaw					¡

Wayne Sparrow			¡

Tony Staffieri

John H. Tory		¡			¡

●	Chair
¡	Member

Board Mandate and Responsibilities

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility. The complete Board Mandate, including roles and responsibilities for directors, including the Executive Chair of the Board, is attached to this circular as Appendix B.

87

CORPORATE GOVERNANCE

During 2024, the independent directors met at in camera sessions during every regularly scheduled Board meeting without management or non-independent directors. In camera sessions for the independent directors will be included in the agendas for director meetings in 2025. For information on director attendance at Board and committee meetings in 2024, see “The Proposed Nominees” under “Election of Directors”.

Code of Conduct and Ethics and Business Conduct Policy

The Board has adopted the (i) Directors Code of Conduct and Ethics, and (ii) Business Conduct Policy for directors, officers and employees, which together we refer to as the “Codes”. The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any Board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee (in the case of the Business Conduct Policy) or to the Corporate Governance Committee (in the case of the Directors Code of Conduct and Ethics), each of which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of Code violations.

Processes are in place to ensure compliance with the Codes by directors, officers, and employees, such as distribution of the Business Conduct Policy to the Company’s employees, and the STAR Hotline, the Company’s anonymous whistleblower hotline. For more details, refer to “Ethical Business Conduct” in Appendix A to this circular.

Director Orientation and Continuing Education

It is the responsibility of the Corporate Governance Committee to provide an orientation and continuing education program for the directors.

Newly-appointed directors attend orientation sessions that are intended to familiarize them with our business and operations, including management structure, strategic plans, finances, opportunities, and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings.

All of the directors are members of the Institute of Corporate Directors, which offers director education programs and provides access to publications to enhance knowledge concerning governance and director responsibilities.

As part of the Board’s continuing education, presentations are made by management personnel or outside experts to educate the directors on new issues and developments in legal, regulatory, and industry initiatives from time to time.

88	2025 MANAGEMENT INFORMATION CIRCULAR

CORPORATE GOVERNANCE

The following table sets out certain educational activities organized in 2024:

Topic	Participants	Timing

Update on Accounting Policies, Estimates, and New Accounting Pronouncements Tax Update	Audit and Risk Committee	January

Inclusion and Diversity Review and Trends	Human Resources Committee	January

Capital Markets Sentiment	Board of Directors	April

Artificial Intelligence	Board of Directors	October

Information and Cyber Security Enterprise and Business Unit Risk Management Update Investor Relations Update	Audit and Risk Committee	Quarterly

Enterprise Risk Management, Business Continuity, and Disaster Recovery	Audit and Risk Committee	October

Market trends in benefits plan design	Human Resources Committee	October

Risk Management in Compensation Programs	Human Resources Committee	December

Director Nomination and Board Assessment, Gender Diversity, and Term Limits

The Nominating Committee is responsible for reviewing, considering, and initiating proposals for nomination of individuals for election to the Board and assessing incumbent directors for re-nomination to the Board. The Nominating Committee maintains an evergreen list of potential candidates for future director vacancies. Potential candidates for the Board are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Company’s needs. Each year the Nominating Committee recommends to the Board the names of individuals to be nominated for election as members of the Board.

The Nominating Committee has four members, three of whom are independent. For more information on the Nominating Committee and its responsibilities, please refer to the subsection “Nomination of Directors” in Appendix A to this circular. Also refer to Appendix C to this circular for the full mandate of the Nominating Committee.

The Company has a strong commitment to diversity. A strong female participation rate is important at all levels of the organization, including the executive officer level and the Board level. The Board has adopted a formal gender diversity policy to re-affirm its commitment to diversity and to ensure that the Board is meeting one of its objectives for strong female representation on the Board. The key provision of this policy is to ensure that the Nominating Committee reviews overall composition of the Board and

89

CORPORATE GOVERNANCE

potential nominees with gender diversity as an important consideration. The Nominating Committee monitors and annually presents to the Board the gender diversity statistics of the Board. The Board does not have a target for representation of women on the Board but the Board believes that the gender diversity policy will ensure that gender diversity is an important consideration in the candidate evaluation and selection process. The Board currently has three female directors and, if the proposed nominee directors for this year are elected, women will represent 21% (3 of 14) of the Board. The Nominating Committee also takes other aspects of diversity into account in evaluating potential candidates.

The Company does not impose term limits on its directors as it takes the view that term limits are an arbitrary mechanism for removing directors, which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. The Nominating Committee annually assesses the strengths and weaknesses of the Board. In these reviews, consideration is given to each director’s ability to continue to make a meaningful contribution to the Board. This flexible approach allows the Company to consider each director individually, and the Board composition generally, to determine if the appropriate balance is being achieved.

The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair of the Committee reviews the recommendations and comments of the directors with the Corporate Governance Committee.

Risk Management Oversight

For a description of risk management oversight, please see “Risk Management” on page 70 of our 2024 MD&A.

Audit and Risk Committee

The Audit and Risk Committee is composed entirely of independent directors and meets regularly without management present. Audit and Risk Committee meetings with both internal and external auditors are held on a regular basis and the committee has the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Company.

For further information regarding the Audit and Risk Committee, in compliance with the disclosure requirement of National Instrument 52-110 — “Audit Committees”, refer to the section entitled “Audit and Risk Committee” in the Company’s Annual Information Form dated March  6, 2025, which is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

Other Good Governance Practices

•	Director share ownership requirements (see “Share Ownership Requirements” under “Director Compensation”)

•	Committee retention of independent advisors

•	Board approval is required for material commitments

90	2025 MANAGEMENT INFORMATION CIRCULAR

CORPORATE GOVERNANCE

Interaction with Shareholders

The Company remains committed to interacting with its shareholders. Meetings are held on a regular basis between management and institutional shareholders. In addition, a conference call with the investment community is organized on a quarterly basis, with audience participation through a question and answer period, to review our financial results and at other times where appropriate. Additionally, management participates in various broker-hosted investor conferences held throughout the year, which may be webcast at investors.rogers.com. Our Investor Relations team answers requests and questions from our shareholders. Our Investor Relations team may be contacted by telephone at 647.435.6470 / 1.844.801.4792.

Any person wishing to contact the Lead Director or another member of the Board, may write, in care of the Corporate Secretary, to the head office of the Company at 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada or by e-mail: board.matters@rci.rogers.com.

Submitted on behalf of the Corporate Governance Committee.

Robert J. Gemmell

Chair, Corporate Governance Committee

91

Report of the Audit and
Risk Committee

We are pleased to provide this overview of the work of the Audit and Risk Committee during 2024.

The Audit and Risk Committee met five times to review key matters relating to its mandate and annual work plan and reported on these matters to the Board. At each regular meeting, the Audit and Risk Committee had the opportunity to meet without management present; it also met separately with each of the CFO, the heads of Internal Audit and Risk Management, and the external auditors.

A work plan was used to ensure the Audit and Risk Committee received adequate reports and information at each of its meetings to fulfill its responsibilities. There were also educational presentations to keep the members up to date with current developments, such as upcoming accounting and tax legislative changes, and other matters relevant to the Company.

2024 Highlights

In fulfilling each of its responsibilities as outlined in the Audit and Risk Committee Mandate, the Audit and Risk Committee accomplished the following during 2024:

Financial Reporting

•

obtained regular updates regarding accounting and reporting matters requiring judgment and estimation and received regular quarterly updates from investor relations to understand the capital markets, investor profiles and performance of Rogers’ stock.

Enterprise Risk Management

•	reviewed the Company’s Annual Enterprise Risk Management Assessment;

•	reviewed the Business Continuity and Disaster and Recovery Plans;

•	monitored risk management activities, including mitigations and risk trending, on a quarterly basis;

•

monitored the Company’s information and cyber security program, including obtaining regular updates on the evolving threat landscape and cyber security risks and trends, application security and resilience, and enhancements to controls and global incident response;

•	reviewed the corporate insurance program.

Audit Functions

•

led a formal review of the qualifications, expertise, resources, and the overall performance of the external auditors by: (1) conducting a survey with the Committee, (2) evaluating them against pre-established Audit Quality Indicators (AQIs), and (3) assessing the independence of the external auditors;

•	reviewed and approved the internal audit charter and the internal audit plan for 2024;

•	received regular internal audit and corporate security services reports and met with management to review its action plans to address recommendations and the timing of remediation.

92	2025 MANAGEMENT INFORMATION CIRCULAR

REPORT OF THE AUDIT AND RISK COMMITTEE

Committee Governance

•	reviewed the performance of key finance management with the CFO;

•

received various educational presentations to continue learning about the business and monitor financial risks, including the annual tax update and the review of accounting policies, accounting estimates and new accounting pronouncements;

•

reviewed the adequacy of its Mandate and confirmed no significant changes were needed. For more information on the Audit and Risk Committee Mandate, refer to Appendix C to this circular or visit the “Articles & Corporate Governance” section of our website at investors.rogers.com.

Other

•	received updates on the Company’s implementation of a new, cloud-based enterprise resource planning (ERP) system; and

•	reviewed and approved related party transactions.

Appointment of Auditors

KPMG LLP was re-appointed at the Annual and Special Meeting of Shareholders of the Company on April 24, 2024.

At the 2025 Annual General Meeting of Shareholders, the shareholders are being asked to re-appoint KPMG LLP as the Company’s independent registered public accounting firm for 2025. The Audit and Risk Committee has recommended to the Board that KPMG LLP be re-appointed. Representatives of KPMG LLP are expected to attend the meeting virtually or in person, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Audit partners are subject to rotation requirements that limit the number of consecutive years an individual partner may provide service to the Company. U.S. Securities and Exchange Commission independence rules governing KPMG LLP require the lead audit engagement partner for a reporting issuer to rotate every five years, and all other audit partners to rotate every seven years. For each mandatory rotation of the lead audit partner, the Chair of the Audit and Risk Committee is involved in the selection of the Company’s lead audit partner, including interviewing candidates for the role and providing a recommendation to the full Audit and Risk Committee.

For the total fees paid to the auditors, refer to “Appointment of Auditors” on page 34 of this circular.

Submitted on behalf of the Audit and Risk Committee.

Robert J. Gemmell

Chair, Audit and Risk Committee

93

Other Information

Interest of Informed Persons in Material Transactions

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2024.

Interest of Certain Persons or Companies in Matters to be Acted Upon

None of our directors or senior executive officers, nor any person who has had such a position since January 1, 2024, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors or the appointment of the auditors.

Management Contracts

There are no agreements or arrangements where our management functions or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

Additional Information

Please see our full-year 2024 audited financial statements and 2024 MD&A for financial and other information about Rogers. Additional information is available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov, and at investors.rogers.com. You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis, and Annual Information Form without charge, upon request from the Investor Relations department, which can be contacted as follows:

Vice President, Investor Relations

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9, Canada

647.435.6470 / 1.844.801.4792

investor.relations@rci.rogers.com

The Board has approved the contents and the sending of this circular.

Marisa Wyse

Corporate Secretary

March 6, 2025

Toronto, Ontario, Canada

94	2025 MANAGEMENT INFORMATION CIRCULAR

Appendix A

National Instrument Requirements

Instrument Requirements	Comments

Board of Directors

Disclose the identity of directors who are independent.

Based on the information provided by each existing and proposed director, and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgment.

Michael J. Cooper

Trevor English

Ivan Fecan

Robert J. Gemmell

Jan L. Innes

Diane A. Kazarian

Dr. Mohamed Lachemi

David A. Robinson

Chief Wayne Sparrow

John H. Tory

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Please refer to the table in “Board Composition” under “Statement of Corporate Governance Practices”.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Board is independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a Canadian jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Please refer to the tables in “The Proposed Nominees” under “Election of Directors”.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in	During 2024, the independent directors met at in camera sessions without management or non-independent directors at the seven regularly scheduled Board meetings.

95

APPENDIX A

Instrument Requirements	Comments
attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	Please also refer to “Board Mandate and Responsibilities” under “Statement of Corporate Governance Practices” and the table in that section.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Please refer to “Board Composition” under “Statement of Corporate Governance Practices”.

Please refer to “Roles and Responsibilities of the Lead Director” in the Board Mandate (attached to this circular as Appendix B).

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the tables under “Election of Directors”.

Board Mandate

Disclose the text of the Board’s written mandate.

The Board has adopted a Board of Directors Mandate (Board Mandate) as its written mandate of directors’ duties and responsibilities. Please refer to the Board Mandate (attached to this circular as Appendix B).

Position Descriptions

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee.

Please refer to “Roles and Responsibilities of the Executive Chair” in the Board Mandate (attached to this circular as Appendix B).

The chairs of each Board committee are responsible for organizing the affairs of such committee, chairing its meetings, providing guidance to the members of such committee, retaining outside experts as may be required, and reporting to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

Disclose whether or not the Board and Chief Executive Officer (CEO) have developed a written position description for the CEO.	The Board has approved a detailed written position description for the CEO. The Human Resources Committee reviews and approves the CEO’s written objectives for each year.

96	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX A

Instrument Requirements	Comments

Orientation and Continuing Education

Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.	Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”.

Ethical Business Conduct

Disclose whether or not the Board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted both a “Directors Code of Conduct and Ethics” and the “Rogers Business Conduct Policy” for directors, officers, and employees (the Codes).

(i) disclose how a person or company may obtain a copy of the code;	(i) We have publicly filed the Codes on SEDAR+ and they may also be obtained from our website where they have been posted under “Articles & Corporate Governance” at investors.rogers.com.

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(ii)   Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee, in the case of the Rogers Business Conduct Policy, and to the Corporate Governance Committee, in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of Code violations.

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(iii) Not applicable.

97

APPENDIX A

Instrument Requirements	Comments

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any Board discussion pertaining thereto and must not cast a vote on such matter.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board and the CEO have reviewed and approved the Codes.

It is management’s responsibility to distribute and implement the Rogers Business Conduct Policy to the Company’s employees. Under the Rogers Business Conduct Policy, any employee who has reason to suspect any violation of applicable law or regulations, or has concerns about potential business/ethical misconduct, financial misconduct with regard to the Company’s accounting practices, financial controls, or the safeguarding of its assets, is encouraged to speak to his/her manager/supervisor, or to report such suspicions or concerns to the STAR Hotline, the corporate whistleblower hotline, which allows anonymous reporting, if desired. Employees may also disclose information to a securities regulatory authority, a self-regulatory organization recognized under securities legislation, or a law enforcement agency.

In addition, each year we provide a refresher on our business conduct and ethical standards through mandatory Company-wide training on the Rogers Business Conduct Policy. The training course provides an overview of key topics and tests an employee’s understanding of how to deal with the practical real-life issues and challenging choices that may arise in their day-to-day work.

Nomination of Directors

Describe the process by which the Board identifies new candidates for Board nomination.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

98	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX A

Instrument Requirements	Comments

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating Committee has four members, three of whom are independent.

The Control Trust Chair (see “Outstanding Shares and Main Shareholders” under “Voting Information”) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not composed entirely of independent directors as one member, Edward S. Rogers, is not independent. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined it is appropriate for Edward S. Rogers to be a member of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Please refer to “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Nominating Committee.

Compensation

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Please refer to “Director Compensation” and “Compensation Discussion & Analysis” under “Executive Compensation”.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors.

All members of the Human Resources Committee are independent. For additional information, please see “Human Resources Committee” under “Compensation Discussion & Analysis” in the “Executive Compensation” section.

99

APPENDIX A

Instrument Requirements	Comments

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Please refer to Appendix C for the full mandate of the Human Resources Committee.

Other Board Committees

If the Board has standing committees other than the audit, compensation, and nominating committees, identify the committees and describe their function.

Please refer to “Board Composition” under “Statement of Corporate Governance Practices” for identification of the eight standing committees of the Board. Also refer to Appendix C for the full mandates of all eight standing committees.

Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

Policies Regarding the Representation of Women on the Board

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

If an issuer has adopted a policy referred to above, disclose the following in respect of the policy:	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer on achieving the objectives of the policy, and

100	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX A

Instrument Requirements	Comments

(iv) whether and, if so how, the Board or its nominating committee measures the effectiveness of the policy.

Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so how, the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer’s reasons for not doing so.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so how, the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Please refer to “Role of the Human Resources Committee” in the Executive Compensation section.

Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

If the issuer has adopted a target referred to above, disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices” and “Role of the Human Resources Committee” in the Executive Compensation section.

101

APPENDIX A

Instrument Requirements	Comments

Number of Women on the Board and in Executive Officer Positions

Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Please refer to “Role of the Human Resources Committee” in the Executive Compensation section.

102	2025 MANAGEMENT INFORMATION CIRCULAR

Appendix B

Board of Directors Mandate

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

Purpose of the Board

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•

the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•

an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

103

APPENDIX B

Ethics

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair or Executive Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

Meetings

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair or Executive Chair. Board members may propose agenda items though communication with the Chair or Executive Chair. The Chair or Executive Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair or Executive Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The Lead Director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors through communication with the Lead Director.

Roles and Responsibilities of the Board

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for overseeing the management of the business and affairs of the Company and the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

104	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX B

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	approve and update the Code of Business Conduct for employees to create a culture of integrity throughout the organization;

•

approve commitments (actual or contingent) (other than commitments solely between the Company and its wholly owned subsidiaries or between wholly owned subsidiaries of the Company) that are (a) in the ordinary course of business of either more than $200 million per year in the aggregate by one or a series of transactions, or alternatively when the cumulative value for all years is more than $500 million in the aggregate and in either case are not cancellable by Rogers for convenience without penalty of more than $200 million; or (b) outside of the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions, including without limitation, acquisitions, dispositions, mergers, arrangements and other forms of business combination and investments and loans by the Company or any subsidiary;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems;

•	develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•

satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

Roles and Responsibilities of the Executive Chair

The Executive Chair shall manage the business of the Board and advise whether the functions identified in the Board of Directors Charter are being effectively carried out by the Board and its committees. The Executive Chair of the Board shall work with the Chief Executive Officer in the development and review of the Company’s strategic initiatives, including strengthening the Company’s partnerships and fostering key relationships that lead to new business, including strategic acquisitions.

105

APPENDIX B

This role and the responsibilities outlined below will be the principal focus of the Executive Chair. Following input from the Board of Directors, and in consultation with the Lead Director, performance in this role will be reviewed annually by the HRC.

Subject to the role of the Lead Director, the Executive Chair shall be responsible to:

Board and Committee Related

•	chair annual and special meetings of shareholders;

•

chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation by individual directors and requiring that clarity regarding decisions is reached and duly recorded;

•	prepare the agenda for each Board meeting with the participation of management;

•

monitor the work of the committees of the Board and in that connection the Executive Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits) provided that if the Executive Chair is not independent, he or she must be absent for meetings and portions thereof where his performance is being evaluated or where all Committee members are required to be independent;

•	advise whether the Board and its committees have the necessary resources to support their work including, in particular, accurate, timely and relevant information;

•	assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	provide appropriate guidance to individual Board members in discharging their duties;

•	assist newly appointed directors so that they receive an appropriate orientation and education program;

•	promote constructive and effective relations between the Board and the CEO, and with the Rogers Control Trust;

•	promote best practices and high standards of corporate governance, including compliance with laws, regulations, and ethical standards;

•	advise whether appropriate processes are in place for evaluation by the board of the Chief Executive Officer; and

•	lead all initiatives regarding CEO succession planning.

Business Activities Related

•	work with the Board and the Chief Executive Officer to align on the strategy for the Company’s long-term growth and foster and maintain high performance levels;

•	advise whether the Corporation’s strategic plan is accurately communicated to the Board and whether all decisions of importance are approved by the Board in a timely manner;

•

work with the CEO to identify opportunities for value-enhancing strategic initiatives, including acquisitions, joint ventures, strategically important relationships, and when appropriate, the disposition of non-core assets;

•	act as a senior statesman of the Company when liaising with shareholders, business partners, financial institutions, external stakeholders, regulators, and employees;

•	provide guidance to the Chief Executive Officer and support him/her in the goal of building an efficient and qualified executive management team; and

106	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX B

•

work with the Chief Executive Officer of the Corporation in order to advise whether all policies and procedures of the Corporation are followed in accordance with the highest governance and industry standards.

Roles and Responsibilities of the Lead Director

The Lead Director will facilitate the functioning of the Board independently of management of the Company (excluding any Executive Chair) and provide independent leadership to the Board. The Lead Director shall have the following responsibilities:

•	provide overall leadership to ensure that the Board functions independently of management of the Company (excluding any Executive Chair);

•	ensure directors clearly understand and respect the boundaries between the Board and management responsibilities;

•	provide the perspective of the independent directors to all relevant persons and groups, including the Chair or Executive Chair, the Chief Executive Officer and Chairs of the Committees;

•	if the Chair or Executive Chair is not independent, to chair separate executive sessions of the independent members of the Board;

•	review with the Chair or Executive Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•	consult and meet with any or all of the directors, at the discretion of either party;

•	meet individually with each director during the year;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	participate in the selection of new directors and interview all short-listed director candidates;

•	review and approve the travel and entertainment expenses of the Chair or Executive Chair and any Deputy Chair;

•	assist the Chair or Executive Chair in planning and organizing the activities of the Board, including providing input on meeting dates and Board agendas; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

Procedures to Ensure Effective and Independent Operation

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Roles and Responsibilities of the Executive Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•

the Chair or Executive Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

107

APPENDIX B

•

the Chief Human Resources Officer of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Human Resources Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

Board Committees

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following standing committees:

(1)	Audit and Risk Committee;

(2)	Corporate Governance Committee;

(3)	ESG Committee;

(4)	Executive Committee;

(5)	Finance Committee;

(6)	Human Resources Committee;

(7)	Nominating Committee; and

(8)	Pension Committee.

The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

108	2025 MANAGEMENT INFORMATION CIRCULAR

Appendix C

Standing Committee Mandates

Audit and Risk Committee

Current Members:

Name	Independent

Robert J. Gemmell (Chair)	Yes

Trevor English	Yes

Ivan Fecan	Yes

Diane A. Kazarian	Yes

Our Main Responsibilities:

•	oversee reliable, accurate and clear policies and practices for the preparation of financial reports to shareholders

•	oversee the design, implementation and review of internal controls—the necessary checks and balances must be in place

•

recommend to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditors’ work—the shareholders’ auditors report directly to the Audit and Risk Committee (the “Committee”)

•	meet with Rogers Communications Inc.’s (the “Company”) external and internal auditors and evaluate the effectiveness and independence of each

•	oversee the establishment and maintenance of processes and controls that ensure the Company complies with applicable laws and regulations relating to financial reporting and risk management

•	review the annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures

•	review the Company’s business continuity and disaster recovery plans

•	receive reports on, and approve, if appropriate, transactions with related parties

Purpose of the Audit and Risk Committee

The Committee shall assist the Board of Directors (the “Board”) of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	financial reporting processes and the integrity of financial statements provided by the Company to the public;

(ii)	recommend to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditor’s work;

(iii)	the qualifications and performance of internal auditors;

(iv)	the Company’s accounting systems, financial controls and disclosure controls;

(v)	compliance with applicable legal and regulatory requirements; and

(vi)	the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

109

APPENDIX C

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee, as it sees fit, on matters and questions relating to the financial position of the Company and its subsidiaries.

Independence

The Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards.

The members meet regularly without management present.

The members have the authority to engage independent advisors, paid for by the Company, to help the Committee make the best possible decisions on the financial reporting, accounting and risk management policies and practices, disclosure practices, and internal controls of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board, each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a) Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company that, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.

(b) Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert as defined in accordance with applicable securities laws.

(c) Commitment. In addition to being a member of the Committee and of any audit committee of any affiliate of the Company, if a member of the Committee is also on the audit committee of more than two additional public companies, the Board or the Nominating Committee shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual General Meeting of Shareholders of the Company or until his or her earlier resignation or removal

110	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee, and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Committee shall be prepared by the Chair, in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings of the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfill its responsibilities.

The Committee has direct access to, and the authority to communicate directly with, the external auditors, internal auditors, the Chief Legal Officer and Corporate Secretary of the Company and other officers and employees of the Company.

The members of the Committee shall have the right to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries for the purpose of performing their duties. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

Responsibilities

The Company’s management is responsible for the preparation of the Company’s financial statements and the external auditors are responsible for auditing those financial statements, in accordance with applicable standards. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Committee.

111

APPENDIX C

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves as accountants or auditors by profession or experts in the fields of accounting, auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not intended to restrict the Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

(a)

in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Committee otherwise becomes aware;

(b)

review all material transactions and material contracts entered into by the Company and its subsidiaries with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)

review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within International Financial Reporting Standards (IFRS) and/or specified financial measures (including non-GAAP measures) that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)	following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Company’s financial reporting;

112	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

(h)

review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with each of management, the internal auditors and the external auditors;

(j)

approve, on behalf of the Board, the interim consolidated financial statements, the Company’s disclosure under “Management’s Discussion and Analysis” for interim periods and interim earnings press releases, provided that such approval is subsequently reported to the Board at its next meeting; and

(k)	review ESG- and climate-related information included in the Company’s financial reporting.

2.	External Auditors

(a)	require the external auditors to report directly to the Committee;

(b)

be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually. A comprehensive review of the external auditors is conducted at least every five years and findings are presented to the Board;

(c)	recommend to the Board the compensation of the external auditors;

(d)

pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit-related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to any one of its members the authority to pre-approve non-audit services to be provided by the external auditor, provided that any such pre-approval shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)

consider, assess and report to the Board regarding the independence, objectivity, professional skepticism and performance of the external auditors, at least annually, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)

request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

113

APPENDIX C

3.	Internal Auditors

(a)	review and approve the internal audit charter annually;

(b)	approve the annual internal audit plan and discuss internal audit’s mandate with the Chief Audit Executive, including the staffing, responsibilities and budgets;

(c)	obtain periodic reports from the Chief Audit Executive regarding internal audit findings and the Company’s progress in remedying any significant audit findings;

(d)

review the scope, responsibilities and effectiveness of the internal audit team, including its independence from management, credentials, resources and working relationship with the external auditors; and

(e)	review and recommend for approval the appointment and dismissal of the Chief Audit Executive.

4.	Accounting Systems, Internal Controls and Disclosure Controls

(a)	oversee management’s design and implementation of and reporting on internal controls;

(b)	receive and review reports from management, the internal auditors and the external auditors regarding the reliability and effective operation of the Company’s accounting system and internal controls;

(c)

review with senior management the controls and procedures adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(d)	review and discuss with management, the external auditors and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;

(e)

review with senior management and the Chief Audit Executive the adequacy of the internal controls adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(f)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

114	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including Management’s Discussion and Analysis and the Annual Information Form;

(c)	review disclosures related to the Committee required to be included in the Company’s continuous disclosure filings;

(d)

review with the Company’s Chief Legal Officer and Corporate Secretary legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management

The Committee will review the Company’s:

(a)	annual strategic risk assessment identifying principal risks and their potential impact on the Company’s ability to achieve its business objectives;

(b)	processes for identifying, assessing and managing risks;

(c)

major risk exposures and trends from all areas (e.g. information and cyber security, external threats, financial, data, privacy, physical security, environmental impact, new business initiatives) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(d)	business continuity plans and disaster recovery plans;

(e)	insurance coverage maintained by the Company at least annually; and

(f)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities

(a)	establish procedures and policies for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Committee;

(c)	review the adequacy of staffing of key financial functions and management’s plans for improvements;

(d)	review earnings guidance provided to stakeholders, including analysts and rating agencies;

(e)	periodically review with senior management the status of significant taxation matters;

(f)

report regularly to the Board, including on matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, the performance of the risk management process and the performance and independence of the external auditors; and

(g)	review and reassess the adequacy of the Committee’s Mandate on an annual basis.

115

APPENDIX C

Corporate Governance Committee

Current Members:

Name	Independent

Robert J. Gemmell (Chair)	Yes

Ivan Fecan	Yes

Dr. Mohamed Lachemi	Yes

John H. Tory	Yes

Our Main Responsibilities:

•	review and make recommendations regarding the Board of Directors’ (the “Board”) approach to director independence

•

develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at Rogers Communications Inc. (the “Company”)

•	review and recommend the compensation of the directors of the Company

•	satisfy itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy

•	facilitate the evaluation of the Board, the committees of the Board and any leadership positions of the Board

Purpose of the Corporate Governance Committee

The Corporate Governance Committee (the “Committee”) shall assist the Board of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	develop a set of corporate governance rules, including a code of conduct and ethics;

(ii)	review and approve the director compensation; and

(iii)	facilitate the evaluation of the Board effectiveness.

Independence

The Committee shall be composed entirely of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

The Committee shall meet regularly without management present.

The Committee shall have the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on director compensation.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

116	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. In most instances, the Lead Director shall be the Chair of the Committee. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee, and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings.

A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

117

APPENDIX C

Responsibilities

The responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)	develop and recommend to the Board and review the Company’s corporate governance practices (including Board Charter and Code of Conduct and Ethics);

(b)	review and make recommendations regarding the Board’s approach to director independence;

(c)	recommend to the Board the number and content of meetings, annual work plan and schedules of issues;

(d)	review size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates;

(e)	review the mandates of each of the committees of the Board;

(f)	satisfy itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy with defined objectives;

(g)

monitor policies for Board members and senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading);

(h)	assess the effectiveness of the Board as a whole, the committees of the Board; and any leadership positions of the Board; and

(i)	review and recommend to the Board the level and form of compensation of the Board and of committees of the Board.

ESG Committee

Current Members:

Name	Independent

Jan L. Innes (Chair)	Yes

Trevor English	Yes

Lisa A. Rogers	No

Chief Wayne Sparrow	Yes

Our Main Responsibilities:

Review, report and provide guidance to the Board of Directors (the “Board”) or committees of the Board on certain matters, including:

•

Rogers Communications Inc.’s (the “Company”) environmental sustainability and social responsibility policies, strategies and programs, and governance thereof (“ESG”) including, without limitation, the Company’s community giving and philanthropic programs

•	management’s overview of social and environmental trends and emerging issues in the ESG field, risks and opportunities that may affect the Company’s business strategy and performance

•	actions the Company can take to be a responsible corporate citizen and the communication of the Company’s culture and values

118	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

•	the Company’s relationships with its customers, employees, investors and communities it serves regarding significant ESG matters and on strategies that affect and enhance the Company’s reputation

•	the Company’s ESG performance to assess the effectiveness of the ESG policies, strategies and programs including, without limitation, the Company’s community giving and philanthropic programs

•	review and approval of the Company’s periodic ESG report (“ESG Report”) and other ESG-related reports as well as the Company’s ESG metrics and benchmarks

•	the effectiveness of the prior year’s ESG initiatives

•	the annual budget in connection with the Company’s ESG initiatives

Purpose of the ESG Committee

The ESG Committee (the “Committee”) shall assist the Board in fulfilling its oversight responsibilities of relevant ESG policies, strategies and programs of the Company and the actions the Company can take to be a responsible corporate citizen. Corporate governance of the Company and related matters shall be the responsibility of the Corporate Governance Committee.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the Secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

119

APPENDIX C

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The responsibilities of the Committee shall include those listed below:

(a)	review and provide guidance on the Company’s ESG policies, strategies and programs, and governance thereof including, without limitation, the Company’s community giving and philanthropic programs;

(b)

review and provide guidance on management’s overview of social and environmental trends and emerging issues in the ESG field, risks and opportunities that may affect the Company’s business strategy and performance;

(c)	review and report on actions the Company can take to be a responsible corporate citizen and the communication of the Company’s culture and values;

(d)

review and report on the Company’s relationships with its customers, employees, investors and the communities it serves regarding significant ESG matters and on strategies that affect and enhance the Company’s reputation;

(e)

review and report on the Company’s ESG performance to assess the effectiveness of the ESG policies, strategies and programs including, without limitation, the Company’s community giving and philanthropic programs;

(f)	review and approve the Company’s periodic ESG Report and other ESG-related reports as well as the Company’s ESG metrics and benchmarks;

(g)	review and assess the effectiveness of the prior year’s ESG initiatives;

(h)	review and provide guidance on the annual budget in connection with the Company’s ESG initiatives; and

(i)	conduct an annual review of the Committee’s mandate and performance.

Additional Responsibilities

The Board may from time to time delegate additional responsibilities to the Committee.

120	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

Pension Committee

Current Members:

Name	Independent

Jan L. Innes (Chair)	Yes

Michael J. Cooper	Yes

Trevor English	Yes

Dr. Mohamed Lachemi	Yes

Our Main Responsibilities:

•

assist Rogers Communications Canada Inc. (“RCCI”) and its affiliates in the administration of the registered pension plans and related trust funds and other funding arrangements sponsored by RCCI and its affiliates (the “Plans”)

•	oversee the funding, administration, communication and investment management of the Plans and to select and monitor the performance of all third parties performing duties in respect of the Plans

•	to the extent acting as plan administrator of any registered pension Plans, act honestly, in good faith, and in the best interests of Plan members and beneficiaries

Purpose of the Pension Committee

The Pension Committee (the “Committee”) shall assist the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling their delegated responsibilities in the following principal areas:

(i)	oversee the funding, administration, communication, and investment management of the Plans;

(ii)	select and monitor the performance of all third parties performing duties in respect of the Plans;

(iii)	approve amendments to the Plans;

(iv)	adopt amendment of any statement of investment policies and procedures (the “SIP&P”); and

(v)	review reports prepared in respect of the administration of the Plans and unaudited financial statements for the Plans.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of the Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

121

APPENDIX C

The Committee shall have the right to appoint outside consultants to assist in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of RCCI and its affiliates, outside auditors, counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside RCCI and its affiliates from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Affiliates of RCCI Participating in the Plans

RCCI and certain of its affiliates are the sponsors and administrators of the Plans. RCCI and these affiliates have delegated the authority and responsibility to administer the Plans to the Board and the Committee as described below.

122	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

Responsibilities of the Board

The Board has overall responsibility for the prudent administration of the Plans, including, without limitation, the following exclusive powers, duties, and responsibilities in respect of the Plans:

(a)	assesses the governance structure of the Plans;

(b)	approve the mandate of the Committee and appointing its members;

(c)	approve the adoption of and wind-up of any Plan with active members;

(d)

approve all Significant Plan amendments where “Significant” means an amendment that increases total funding liabilities for any single Plan by an actuarially calculated present value of $5,000,000 or that reflect changes in company policy towards retirement benefits;

(e)	receive reports prepared by the Committee in respect of the administration of the Plans; and

(f)	approve any funding strategy for the Plans which departs from that recommended by the Plans’ actuarial advisors.

Responsibilities of the Committee

The Committee has the following specific powers, duties, and responsibilities in respect of the Plans:

(a)

monitor and oversee the administration of the Plans, including duties and responsibilities assigned to certain employees of RCCI and its affiliates, any third party who holds pension funds on behalf of the Plans such as a custodian or insurance company (each a “funding agent”), investment managers, and other actuarial and financial advisors retained by RCCI, as follows:

(i)	review and approve, where applicable, reports, statements, and valuations required under the Plans pertaining to administration, investment policy and performance, and funded status of the Plans,

(ii)

monitor new developments and applicable law with respect to the Plans and compliance with requirements of applicable federal and provincial legislation, rules, and regulations with respect to reporting, filing, and registration,

(iii)	monitor the appropriateness of the Plans’ designs and the provision of relevant information to the members of the Plans,

(iv)	approve the appointment and remuneration and overseeing the performance of the investment manager(s), funding agents, auditors, and other agents and advisors appointed in respect of the Plans,

(v)

ensure that contracts, agreements, and mandates, where appropriate, are signed and in place with the investment managers, funding agents, and other agents and advisors in respect of the administration of the Plans, and

(vi)

oversee the investment philosophy, policies, and strategies of the investment manager(s) of the Plans. This includes reviews with the investment manager(s) of the investment performance of the funds of the Plans with the assistance of such independent investment review services as the Committee deems appropriate;

(b)

approve amendments, other than Significant amendments, to the Plans and related funding/trust agreements not within the exclusive authority of the Board set out above, provided that the Committee advises the Board of all such amendments approved by the Committee;

(c)	adopt annual or more frequent review and amendment of any SIP&P;

123

APPENDIX C

(d)	review annual or more frequent reports prepared in respect of the administration of the Plans by officers of RCCI, the auditors of the Plans, and other agents and advisors;

(e)	receive, review, and approve audited and unaudited financial statements for the Plans;

(f)	report to the Board and to the boards of the affiliates on the above matters and on other matters deemed material by the Committee; and

(g)	perform such other duties and responsibilities as are delegated to it by the Board from time to time.

Standard of Care

Each member of the Board and Committee shall act with the care, diligence, and skill that a person of ordinary prudence would exercise in dealing with the property of another person and shall use all relevant knowledge and skill that a member of the Board or member of the Committee possesses or ought to possess as a member of the Board or the Committee.

Compliance with Plans and Law

In fulfilling their duties, the Board and the Committee shall act in a manner which is consistent in all material respects with the terms of the Plans, the terms of any funding/trust agreements associated with the Plans, the terms of any applicable collective agreement, and all applicable and relevant legislation, including the federal Pension Benefits Standards Act, 1985 (pursuant to which all the Plans are currently registered) and all applicable provincial pension benefits standards legislation and all regulations thereunder, as amended from time to time.

Executive Committee

Current Members:

Name	Independent

Edward S. Rogers (Chair)	No

Robert J. Gemmell	Yes

David A. Robinson	Yes

Our Main Responsibilities:

•	approve the final terms of transactions previously approved by the Board of Directors (the “Board”)

•	monitor the implementation of policy initiatives adopted by the Board

Purpose of the Executive Committee

Subject to the Business Corporations Act (British Columbia) and the Articles of Rogers Communications Inc. (the “Company”), the Executive Committee (the “Committee”) shall possess and may exercise all the powers, authorities, and discretions vested in or exercisable by the Board of Directors (the “Board”) of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by

124	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Executive Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

125

APPENDIX C

Responsibilities

In addition to any other duties and responsibilities assigned to it from time to time by the Board, the Committee shall, when the Board is not in session, have full power to supervise the management of the business and affairs of the Company and shall have, and may exercise, all or any of the powers vested in and exercisable by the Board, subject only to applicable law.

The responsibilities of the Committee shall include those listed below, where requested by the Board. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)	approve the final terms of transactions previously approved by the Board; and

(b)	monitor the implementation of policy initiatives adopted by the Board.

Finance Committee

Current Members:

Name	Independent

Edward S. Rogers (Chair)	No

Robert J. Gemmell	Yes

Bradley S. Shaw	No

John H. Tory	Yes

Our Main Responsibilities:

Review and report to the Board of Directors (the “Board”) or a committee of the Board on certain matters, including:

•	financings (including share issuances)

•

commitments (actual or contingent) in the ordinary course of business of either more than $200 million per year in the aggregate by one or a series of transactions, or alternatively when the cumulative value for all years is more than $500 million in the aggregate and in either case are not cancellable by Rogers for convenience without penalty of more than $200 million

•	commitments (actual or contingent) outside of the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions

•	alliance, branding, licence, partnership and joint venture arrangements involving more than $50 million

•	granting or assuming rights of first negotiation, first offer or first refusal involving Company property or assets exceeding $50 million

•

granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

•	consider candidates for appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable

126	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

Purpose of the Finance Committee

The Finance Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	financings (including share issuances);

(ii)	unbudgeted transactions, alliance branding, license, partnership, or joint venture arrangements; and

(iii)	considering candidates for the appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

127

APPENDIX C

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

Without derogating from the duties, rights, and prerogatives of the Board, the responsibility of the Committee shall be to review and report to the Board or any other committee of the Board on the following matters prior to their submission to the Board or to any other committee of the Board or the execution of filing of any document required to implement any such matter, including with any governmental or regulatory authority. The Committee will endeavour to report to the Board or any other committee of the Board on any matter referred to it within 14 business days.

(a)

financings (including the issuance of securities of the Company or rights to convert or exchange into or acquire securities of the Company, other than employee share options or employee share purchase plans approved by the Board or the Human Resources Committee), credit facilities, the creation, incurrence, or assumption of borrowings from third parties and the granting or assumption of guarantees, commitments, or support agreements, contingent or otherwise (including the refinancing, refunding, extension, amendment, restructuring, novation, or regranting of any of the foregoing, whether currently existing or hereafter incurred), the acceleration or prepayment of debt, and the acquisition, redemption, or repurchase of securities of the Company or any subsidiary;

(b)	commitments (actual or contingent) (other than commitments solely between the Company and its wholly owned subsidiaries or between wholly owned subsidiaries of the Company) that are:

i.

in the ordinary course of business of either more than $200 million per year in the aggregate by one or a series of transactions or alternatively when the cumulative value for all years is more than $500 million in the aggregate and in either case are not cancellable by Rogers for convenience without penalty of more than $200 million; or

ii.

outside of the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions, including, without limitation, acquisitions, dispositions, mergers, arrangements and other forms of business combination and investments and loans by the Company or any subsidiary;

(c)	the engagement of financial, investment, or similar advisors by the Company or any of its subsidiaries in connection with transactions with a value in excess of $100 million in the aggregate;

(d)

alliance, branding, licence, relationship, joint venture, and partnership agreements involving liabilities or commitments, actual or contingent, by the Company or any of its subsidiaries (the “Rogers Companies”) in excess of $50 million in the aggregate by one or a series of transactions;

(e)

the grant or assumption of rights of first negotiation, first offer, or first refusal, contingent or otherwise, (other than between Rogers Companies) in respect of any property or asset of any Rogers Company that has an estimated fair market value in excess of $50 million;

128	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

(f)

the grant of rights or assumption of obligations by any Rogers Company of any non-competition covenant or exclusivity undertaking in favour of any person (other than a Rogers Company) which is for a term in excess of two years and is in respect of a line of business that had revenues of at least $50 million in the most recent fiscal year or is in respect of the supply of products or service that involves estimated expenditures of over $50 million in the aggregate by one or a series of transactions; and

(g)	candidates for appointment as the Chief Financial Officer and Chair of the Audit and Risk Committee of any Rogers Company.

The Board may from time to time delegate additional responsibilities to the Committee.

Nominating Committee

Current Members:

Name	Independent

Edward S. Rogers (Chair)	No

Robert J. Gemmell	Yes

Jan L. Innes	Yes

David A. Robinson	Yes

Our Main Responsibilities:

•	review, consider and/or initiate proposals for nomination of directors to the Board of Directors (the “Board”) and the boards of directors of our wholly owned subsidiaries

•	interview all shortlisted candidates

•	assess incumbent directors for re-nomination to the Board

•	establish criteria for and recommend prospective members for our and our affiliates’ boards

Purpose of the Nominating Committee

The Nominating Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	review and consider proposals for nomination of directors to the Board; and

(ii)	assess incumbent directors for re-nomination to the Board.

Membership

The Committee shall be comprised of not less than three members of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual

129

APPENDIX C

Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)

receive and/or initiate proposals for nomination of individuals for election to the Board and to the boards of directors of the wholly-owned subsidiaries of the Company, and to review and consider such proposals;

(b)	interview all short listed candidates;

130	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

(c)	assess incumbent directors for re-nomination to the Board and/or committees of the Board;

(d)

establish criteria for prospective members of the Board and/or committees of the Board incorporating the skillsets and other needs of the Company and the boards of directors of the Company’s affiliates;

(e)

recommend, in a timely fashion, to the Board and to the boards of directors of wholly- owned subsidiaries, the names of individuals to be nominated for election as members of the Board, members of Board committees and members of the boards of directors of wholly-owned subsidiaries, respectively;

(f)	where a director makes a change in principal occupation, the Committee shall determine the appropriateness of the director continuing on the Board and report at the next Board meeting;

(g)

consider and make recommendations for individuals to be nominated for election as members of the boards of directors of corporations that are not wholly-owned and in which the Company may have a controlling or significant interest;

(h)	develop a multi-year succession plan for all Board members and review and update annually as necessary; and

(i)	provide education and orientation program for new directors.

Human Resources Committee

Current Members:

Name	Independent

Ivan Fecan (Chair)	Yes

Jan L. Innes	Yes

Diane A. Kazarian	Yes

David A. Robinson	Yes

Our Main Responsibilities:

•	review, recommend for Board of Directors’ (the “Board”) approval and where applicable, approve, executive compensation and severance policies

•	review Rogers Communications Inc.’s (the “Company”) compensation, benefit, and wealth accumulation programs (design and competitiveness)

•	review the Company’s senior executives’ management development and succession planning

•

set performance objectives for the Chief Executive Officer (the “CEO”) and, in its discretion, any Executive Chair of the Board (the “Executive Chair”), which encourage the Company’s long-term financial success and regularly measure the CEO’s performance against these objectives

•	review and recommend for approval by the Board, competitive compensation that meets the Company’s hiring, retention, and performance objectives, as recommended, for any Executive Chair and for the CEO

•	review and approve, competitive compensation that meets the Company’s hiring, retention, and performance objectives, as recommended, for the following positions:

i.	all officers reporting to the CEO and certain other senior officers; and

ii.

Family members of the above employees and Board directors employed by the Company (excluding any Executive Chair and the CEO) and its affiliates, unless it is in line with Rogers’ standard compensation practices.

131

APPENDIX C

•

produce a report on executive compensation for the benefit of shareholders, which is published in the Company’s annual proxy circular, and review, as appropriate, any other material public disclosures concerning executive compensation

Purpose of the Human Resources Committee

The Human Resources Committee (the “Committee”) shall review, approve, and recommend to the Board any material changes to the Company’s executive compensation and severance policies to ensure that such policies are designed to provide any Executive Chair, the CEO and the employees of the Company and its subsidiaries with fair and competitive compensation. The Committee shall oversee the design and administration of the Company’s total rewards programs, as outlined in the Responsibilities section below. In addition, the Committee shall review the Company’s human resources development, succession planning, diversity policy and performance evaluation programs and make recommendations to ensure that such programs are established and operating effectively.

Independence

The Committee shall be composed of a majority of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

The Committee shall meet regularly without management present.

The Committee shall have the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on executive compensation.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom, including the Chair of the Committee (the “Chair”), shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The CEO may attend each meeting of the Committee at the invitation of the Chair.

The Committee shall have the right to appoint an outside compensation advisor to assist it in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be an independent director, chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

132	2025 MANAGEMENT INFORMATION CIRCULAR

APPENDIX C

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose.

(a)

Review and recommend to the Board any material changes to the Company’s compensation policies and programs including short-term incentive plans, long-term incentive plans, benefit plans, perquisite plans, savings plans, and pension plans. With respect to the Company’s short-term and long-term incentive plans, this review includes an assessment of their impact on risk-taking to ensure the plans do not incent risk-taking beyond the Company’s risk tolerance;

(b)	review and approve, the plan targets, components, and payouts for the short-term and long-term incentive plans;

(c)	on an annual basis, review the Company’s succession and diversity plans, with respect to those roles currently occupied by Subject Employees, as defined below;

(d)

review and recommend for Board approval the terms of employment and compensation arrangements for any Executive Chair and for the CEO. With respect to the CEO, following input from the members of the Board and in consultation with the Chair of the Board, the Committee will, at least annually:

i.	establish performance goals and corresponding incentive compensation award levels;

133

APPENDIX C

ii.	review actual performance against established goals and the objectives set out in the CEO’s job description; and

iii.	review and recommend for Board approval, incentive compensation awards;

(e)	consider and recommend for Board approval any CFO appointment, in alignment with the Finance Committee mandate;

(f)	review, based on the recommendations of the CEO, and the Chair on behalf of the Committee may approve the level of all forms of compensation and terms of employment relating to:

i.	Named Executive Officers (as defined under applicable Canadian securities laws), excluding any Executive Chair and the CEO, for the Company and its affiliates;

ii.	all Officers reporting to the CEO;

iii.

family members of the employees in (i) and (ii) above and Board directors (other than the Executive Chair and the CEO), who are employed by the Company and its affiliates at the Director level and above to the extent that there is a deviation from Rogers’ standard compensation practices for the level or role. “Family members” means, with respect to a Subject Employee (the individuals referred to in terms (i) and (ii) as well as Board members being collectively referred to as the “Subject Employees”), a person’s spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-laws, brothers and sisters-in-law, and anyone who shares such person’s home; and

iv.	executives at the SVP and VP levels, to the extent there is a deviation from the approved Executive Compensation Policies;

(g)

review, based on the recommendations of any Executive Chair and the CEO, and recommend for approval to the identified “Control Owner”, per Major League Baseball regulations, the level of all forms of compensation to be paid to the President and CEO, Toronto Blue Jays;

(h)	review and approve the performance objectives and corresponding payout levels under approved incentive plans for Subject Employees, excluding any Executive Chair and the CEO;

(i)

consider and approve a pool of long-term incentive awards, consistent in terms with the Company’s approved plans, that are available for grant at the discretion of the CEO, subject to the following limitations which will be set by the Committee on an annual basis:

i.	the maximum award value that may be granted under awards to participants within defined levels;

(j)

review and approve the Company’s standard severance policy, as well as the terms of any severance provision or settlement being contemplated for a current or prospective employee that is included in the group of employees included under the definitions of Subject Employee or Family member. The Committee is also responsible to review and approve the terms of severance or any settlement with executives at the SVP and VP levels, where the severance terms exceed the severance pursuant to the approved Executive Compensation Policies and procedures;

(k)	monitor the administration of the Company’s long-term incentive plans, employee share accumulation plans, and group savings plans (RRSPs and TFSA);

(l)	review and approve the executive compensation sections of the Company’s annual proxy circular and other public filings; and

(m)	conduct an annual review of the Committee’s mandate and performance.

134	2025 MANAGEMENT INFORMATION CIRCULAR

Shareholder Information and Inquiries

SHAREHOLDER SERVICES

If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our Transfer Agent and Registrar:

CORPORATE HEADQUARTERS Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario, Canada M4W 1G9 416.935.7777 or rogers.com

Transfer Agent: TSX Trust Company

By mail:

301—100 Adelaide Street West, Toronto, Ontario M5H 4H1

Tel: 1.800.387.0825 (US and Canada) / 416.682.3860

  (Outside North America)

Fax: 1.888.249.6189

E-mail:shareholderinquiries@tmx.com

Website:www.tsxtrust.com

ROGERS CUSTOMER SERVICE 1.888.764.3771 or rogers.com/support	Multiple Mailings: If you receive duplicate shareholder mailings from RCI, please contact TSX Trust Company as detailed above to consolidate your holdings.

Investor Relations

Institutional investors, security analysts, and others requiring additional financial information can visit investors.rogers.com or contact: investor.relations@rci.rogers.com or 647.435.6470 / 1.844.801.4792. For media inquiries: 647.643.6397.

Online Information

RCI is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit investors.rogers.com where you will find additional information about our business including events and presentations, news releases, regulatory filings, governance practices and our continuous disclosure materials, including quarterly financial releases, Annual Information Forms and Information Circulars. You may also subscribe to our news by e-mail or RSS feeds to automatically receive RCI’s news releases electronically.

Dividend Reinvestment Plan (DRIP)

TSX Trust Company administers a dividend reinvestment plan for eligible RCI shareholders. To request plan materials or learn more about RCI’s DRIP, please visit https://tsxtrust.com/a/investor-hub/, or contact TSX Trust Company as detailed earlier on this page.

Electronic Delivery of Shareholder Materials

Shareholders may elect to receive e-mail notifications of future shareholder meetings and the availability of related financial statements and proxy materials by following the instructions found at the front of this circular. This approach gets information to shareholders more quickly than conventional mail and helps to protect the environment and reduce printing and postage costs.

This information circular is printed on FSC® certified paper. The fibre used in the manufacture of this stock comes exclusively from 100% post-consumer fibre; is manufactured using renewable energy—biogas—and is processed chlorine free (“PCF”). This information circular is fully recyclable.

Trademarks in this circular are owned or used under license by Rogers Communications Inc. or an affiliate. This circular also includes trademarks of other parties. The trademarks referred to in this circular may be listed without the ™ symbols. ©2025 Rogers Communications.